                                           REGISTRATION NOS. 333-118214/811-4001

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                    FORM N-4


                         PRE-EFFECTIVE AMENDMENT NO. 1

                                                                             [X]
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                                                                             [X]

                                     AND/OR
        REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

                                AMENDMENT NO. 74                             [X]

                            ------------------------

                      METROPOLITAN LIFE SEPARATE ACCOUNT E
                           (EXACT NAME OF REGISTRANT)

                      METROPOLITAN LIFE INSURANCE COMPANY
                           (EXACT NAME OF DEPOSITOR)

                   200 PARK AVENUE, NEW YORK, NEW YORK 10166
        (ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES) (ZIP CODE)

                                 (212) 578-5364
              (DEPOSITOR'S TELEPHONE NUMBER, INCLUDING AREA CODE)

                            ------------------------

                            JAMES L. LIPSCOMB, ESQ.
                  EXECUTIVE VICE-PRESIDENT AND GENERAL COUNSEL
                      METROPOLITAN LIFE INSURANCE COMPANY
                                200 PARK AVENUE
                            NEW YORK, NEW YORK 10166
                    (NAME AND ADDRESS OF AGENT FOR SERVICE)

                            ------------------------

                                   Copies to:
                             DIANE E. AMBLER, ESQ.

                  KIRKPATRICK & LOCKHART NICHOLSON GRAHAM LLP

                         1800 MASSACHUSETTS AVENUE, NW
                              WASHINGTON, DC 20036

                            ------------------------


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE ANOTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.


     PURSUANT TO RULE 24f-2 UNDER THE INVESTMENT COMPANY ACT OF 1940, THE REGISTRANT HAS REGISTERED AN INDEFINITE AMOUNT OF SECURITIES. REGISTRANT'S RULE 24f-2 NOTICE FOR THE YEAR ENDED DECEMBER 31, 2003 WAS FILED WITH THE COMMISSION ON OR ABOUT MARCH 31, 2004.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                      METROPOLITAN LIFE SEPARATE ACCOUNT E
                                    FORM N-4
                                     UNDER
       THE SECURITIES ACT OF 1933 AND THE INVESTMENT COMPANY ACT OF 1940

                             CROSS REFERENCE SHEET
                           (PURSUANT TO RULE 481(A))

FORM N-4
ITEM NO.                                                              PROSPECTUS HEADING
--------                                                              ------------------
      1.  Cover Page................................    Cover Page
      2.  Definitions...............................    Important Terms You Should Know
      3.  Synopsis..................................    Table of Expenses
      4.  Condensed Financial Information...........    Annuity Unit Values Tables; General
                                                          Information--Advertising Performance; General
                                                          Information--Financial Statements
      5.  General Description of Registrant,
            Depositor, and Portfolio Companies......    MetLife; Metropolitan Life Separate Account E;
                                                          Your Investment Choices; General
                                                          Information--Voting Rights
      6.  Deductions and Expenses...................    Table of Expenses; Income Annuities--Charges;
                                                          Income Annuities--Premium and Other Taxes;
                                                          General Information--Who Sells the Income
                                                          Annuities; Appendix--Premium Tax Table
      7.  General Description of Variable Annuity...    Variable Annuities; Income Annuities--Income
                                                          Payment Types; Income Annuity--Reallocations;
                                                          Income Annuities--Reallocation Privilege;
                                                          General Information--Administration (Purchase
                                                          Payments/Confirming Transactions/By
                                                          Telephone/Changes to Your Income Annuity/
                                                          When We Can Cancel Your Income Annuity)
      8.  Annuity Period............................    Important Terms You Should Know; Income
                                                          Annuities--Income Payment Types/The Value of
                                                          Your Income Payments
      9.  Death Benefit.............................    Income Annuities--Death Benefit
     10.  Purchases and Annuity Values..............    MetLife; Metropolitan Life Separate Account E;
                                                          Income Annuities--Income Payment Types; The
                                                          Value of Your Income Payments; General
                                                          Information--Administration (Purchase
                                                          Payments)
     11.  Redemptions...............................    General Information--When We Can Cancel Your
                                                          Income Annuity
     12.  Taxes.....................................    Income Taxes
     13.  Legal Proceedings.........................    Not Applicable
     14.  Table of Contents of the Statement of
            Additional Information..................    Table of Contents of the Statement of
                                                        Additional Information
     15.  Cover Page................................    Cover Page
     16.  Table of Contents.........................    Table of Contents
     17.  General Information and History...........    Not Applicable
     18.  Services..................................    Independent Auditors; Distribution of
                                                        Certificates and Interests in the Income
                                                          Annuities

FORM N-4
ITEM NO.                                                              PROSPECTUS HEADING
--------                                                              ------------------
     19.  Purchase of Securities Being Offered......    Not Applicable
     20.  Underwriters..............................    Distribution of Certificates and Interests in
                                                        the Income Annuities
     21.  Annuity Payments..........................    Variable Income Payments
     22.  Financial Statements......................    Financial Statements of the Separate Account;
                                                          Financial Statements of MetLife

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAW OF ANY SUCH STATE.


INCOME ANNUITIES AVAILABLE:
     --  Non-Qualified
     --  Traditional IRA

A WORD ABOUT
INVESTMENT RISK:


An investment in any of these variable annuities involves investment risk. You could lose money you invest. Money invested is NOT:
     --  a bank deposit or obligation;




     --  federally insured or guaranteed; or




     --  endorsed by any bank or other financial institution.

                                 [METLIFE LOGO]


                                                             (DATE), 2005


METLIFE PERSONAL PENSION BUILDER SELECT(SM) DEFERRED INCOME ANNUITY CONTRACTS ISSUED BY METROPOLITAN LIFE INSURANCE COMPANY



This Prospectus describes group non-qualified and qualified contracts for MetLife Personal Pension Builder Select Deferred Variable Income Annuities ("Income Annuities").

--------------------------------------------------------------------------------

This Income Annuity is designed to accept purchase payments over time. It is designed for investors who are seeking an income stream that has a deferred start date. Although purchasers have a one-time opportunity to withdraw all or part of the value of their future income payments, this Income Annuity is not designed for those seeking to accumulate cash values for future withdrawal prior to the date income payments are to begin.


The investment choices available to allocate your purchase payments for the Income Annuity are listed in this Prospectus. Your choices may include the Fixed
Income Option (not described in this Prospectus) and investment divisions available through Metropolitan
Life Separate Account E which, in turn, invest in the following corresponding portfolios of the Metropolitan
Series Fund, Inc. ("Metropolitan Fund"), portfolios of the Met Investors Series Trust ("Met Investors Fund") and funds of the American Funds Insurance Series
("American Funds"). For convenience, the portfolios and the funds are referred to as Portfolios in this Prospectus.

  SALOMON BROTHERS U.S. GOVERNMENT           T. ROWE PRICE LARGE CAP GROWTH
  PIMCO TOTAL RETURN                         HARRIS OAKMARK FOCUSED VALUE
  STATE STREET RESEARCH BOND INCOME          NEUBERGER BERMAN PARTNERS MID CAP VALUE
  LEHMAN BROTHERS(R) AGGREGATE BOND INDEX    FI MID CAP OPPORTUNITIES
  SALOMON BROTHERS STRATEGIC BOND            MET/AIM MID CAP CORE EQUITY
  OPPORTUNITIES                              METLIFE MID CAP STOCK INDEX
  LORD ABBETT BOND DEBENTURE                 STATE STREET RESEARCH AGGRESSIVE GROWTH
  MFS TOTAL RETURN                           T. ROWE PRICE MID-CAP GROWTH
  STATE STREET RESEARCH DIVERSIFIED          STATE STREET RESEARCH AURORA
  NEUBERGER BERMAN REAL ESTATE               LOOMIS SAYLES SMALL CAP
  AMERICAN FUNDS GROWTH-INCOME               RUSSELL 2000(R) INDEX
  DAVIS VENTURE VALUE                        FRANKLIN TEMPLETON SMALL CAP GROWTH
  FI VALUE LEADERS                           MET/AIM SMALL CAP GROWTH
  HARRIS OAKMARK LARGE CAP VALUE             T. ROWE PRICE SMALL CAP GROWTH
  STATE STREET RESEARCH LARGE CAP VALUE      SCUDDER GLOBAL EQUITY
  METLIFE STOCK INDEX                        FI INTERNATIONAL STOCK
  MFS INVESTORS TRUST                        HARRIS OAKMARK INTERNATIONAL
  STATE STREET RESEARCH INVESTMENT TRUST     MFS RESEARCH INTERNATIONAL
  AMERICAN FUNDS GROWTH                      MORGAN STANLEY EAFE(R) INDEX
  JANUS AGGRESSIVE GROWTH                    PIMCO PEA INNOVATION
  MET/PUTNAM VOYAGER                         AMERICAN FUNDS GLOBAL SMALL
  STATE STREET RESEARCH LARGE CAP GROWTH     CAPITALIZATION


HOW TO LEARN MORE:



Before investing, read this Prospectus. The Prospectus
contains information about the Income Annuities and
Metropolitan Life Separate Account E which you should
know before investing. Keep this Prospectus for future
reference. For more information, request a copy of the
Statement of Additional Information ("SAI"), dated
            , 2005. The SAI is considered part of this
Prospectus as though it were included in the
Prospectus. The Table of Contents of the SAI appears
on page   of this Prospectus.



To request a free copy of the SAI or to ask questions about the Income Annuity, write or call:


Metropolitan Life Insurance Company

Attn: MetLife Personal Pension Builder Select

P.O. Box 740278
Atlanta, GA 30374
Toll Free Phone: (866) 438-6477

                          [SNOOPY WITH BRIEFCASE GRAPHIC]

The Securities and Exchange Commission has a Web site
(http://www.sec.gov) which you may visit to view this Prospectus, SAI and other information. The Securities and Exchange Commission has not approved or disapproved these securities or determined if this Prospectus is truthful or complete. Any representation otherwise is a criminal offense.

This Prospectus is not valid unless attached to the current Metropolitan Fund, Met Investors Fund and
American Funds prospectuses which are attached to the back of this Prospectus. You should also read these Prospectuses carefully before purchasing an Income
Annuity.

      TABLE OF CONTENTS



IMPORTANT TERMS YOU SHOULD KNOW.............. ..............  4
TABLE OF EXPENSES..................... .....................  7
ANNUITY UNIT VALUES TABLE................. .................  11
METLIFE.......................... ..........................  21
METROPOLITAN LIFE SEPARATE ACCOUNT E............ ...........  21
VARIABLE ANNUITIES..................... ....................  21
HOW THIS INCOME ANNUITY DIFFERS FROM OTHER INCOME
  ANNUITIES........................ ........................  22
YOUR INVESTMENT CHOICES.................. ..................  24
INCOME ANNUITIES...................... .....................  27
   Income Payment Types.....................................  27
   Purchase Payments........................................  29
   The Value of Your Income Payments........................  30
   Reallocation Privilege...................................  38
   Withdrawal Option........................................  41
   Death Benefit............................................  42
   Contract Fee.............................................  43
   Charges..................................................  43
      Separate Account Charge...............................  43
      Investment-Related Charge.............................  44
      Reallocation Fee......................................  44
   Premium and Other Taxes..................................  44
   Free Look................................................  44
GENERAL INFORMATION.................... ....................  45
   Administration...........................................  46
      Purchase Payments.....................................  46
      Confirming Transactions...............................  46
      Processing Transactions...............................  47
        By Telephone........................................  47
        After Your Death....................................  47
        Third Party Requests................................  48
        Valuation -- Suspension of Payments.................  48
   Advertising Performance..................................  48
   Changes to Your Income Annuity...........................  50
   Voting Rights............................................  51
   Who Sells the Income Annuities...........................  52
   Financial Statements.....................................  52
   Your Spouse's Rights.....................................  53
   When We Can Cancel Your Income Annuity...................  53

INCOME TAXES........................ .......................  53
TABLE OF CONTENTS FOR THE STATEMENT OF ADDITIONAL
  INFORMATION....................... .......................  61
APPENDIX FOR PREMIUM TAX TABLE............... ..............  62


MetLife does not intend to offer the Income Annuities anywhere they may not lawfully be offered and sold. MetLife has not authorized any information or representations about the Income Annuities other than the information in this Prospectus, the attached prospectuses, supplements to the prospectuses or any supplemental sales material we authorize.

[CHARLIE BROWN GRAPHIC]

IMPORTANT TERMS YOU SHOULD KNOW
ANNUITY PURCHASE RATE


The annuity purchase rate is the dollar amount you would need to purchase an Income Annuity paying $1 per payment period. For example, if it would cost $50 to buy an annuity that pays you $1 a month for the rest of your life, then the annuity purchase rate for that life income annuity is $50. The annuity purchase rate is a component in determining the number of annuity units credited to you with each purchase payment. The annuity purchase rate depends on your age and sex, the Income Payment Start Date, the income payment type and the Assumed Investment Return for variable income payments, or an interest rate determined by MetLife for fixed income payments. If any of these components should change, the annuity purchase rate changes. Consequently, the number of annuity units credited to you with each purchase payment will change and your variable income payment may change as well.



The annuity purchase rate is used to determine the change in your payment amount if you change your Income Payment Start Date, income payment type or Assumed Investment Return. The annuity purchase rate is also used to determine the adjustment to your income payment when you reallocate your payment between the Fixed Income Option and the investment divisions of the Separate Account and to determine the value of the fixed portion of your Income Annuity at the time you make a withdrawal.



In determining the annuity purchase rate during the deferral period, we assume that you have chosen a Lifetime Income Annuity as your income payment type. You may choose another income payment type to take effect at the Income Payment Start Date. If you do so, an adjustment will be made to the number of annuity units we credit to you and, consequently, to your variable income payments.


ANNUITY UNIT VALUE


With an Income Annuity, the money paid-in with each purchase payment or reallocated into an investment division of the Separate Account is held in the form of annuity units. Annuity units are established for each investment division. We determine the value of these annuity units at the close of the Exchange each day the Exchange is open for regular trading. The Exchange usually closes at 4 p.m. Eastern Time but may close earlier or later. The values increase or decrease based on the investment performance of the corresponding underlying portfolios.


[SNOOPY WITH POINTER GRAPHIC]

ASSUMED INVESTMENT RETURN (AIR)


Under an Income Annuity, the AIR is an assumed percentage rate of return used to initially determine the projected amount of the first variable income payment associated with each purchase payment. The AIR is a component in determining the annuity purchase rate and, consequently, the number of annuity units credited to you with each purchase payment. The AIR is also the benchmark that is used to calculate the investment performance of a given investment division to determine all subsequent payments to you. You choose the AIR at application. You may change the AIR that will take effect at the Income Payment Start Date. If you change the AIR, the annuity purchase rate will change, which will cause an adjustment to the number of annuity units credited to you and, consequently, to your variable income payments.


CONTRACT

A contract is the legal agreement between you and MetLife or between MetLife and the employer, plan trustee or other entity, or the certificate issued to you under a group annuity contract. You as the annuitant receive a certificate under the Contract. This document contains relevant provisions of your Income Annuity. MetLife issues contracts for each of the annuities described in this Prospectus.

EXCHANGE

In this Prospectus, the New York Stock Exchange is referred to as the "Exchange".

INCOME PAYMENT START DATE


Income Payment Start Date is the date when income payments start. You select this date or the age at which you want your payments to start at application. The Income Payment Start Date is a component in determining the annuity purchase rate and, consequently, the number of annuity units credited to you with each purchase payment. You may change this date or this age at any time prior to the time you begin receiving income payments. If you change the Income Payment Start Date, the annuity purchase rate will change which will cause an adjustment to the number of annuity units credited to you and, consequently, to your variable income payments.


INVESTMENT DIVISION

Investment divisions are subdivisions of the Separate Account. When you allocate a purchase payment or make reallocations of your income payment to an investment division, the investment division purchases shares of a portfolio (with the same name) within the Metropolitan Fund, Met Investors Fund or American Funds.

METLIFE

MetLife is Metropolitan Life Insurance Company, which is the company that issues the Income Annuities. Throughout this Prospectus, MetLife is also referred to as "we," "us" or "our."

METLIFE DESIGNATED OFFICE

The MetLife Designated Office is the MetLife office that will generally handle the administration of your Income Annuity. Your confirmation or check stub will indicate the address of your MetLife Designated Office. The telephone number to call to initiate a request is 1-866-438-6477.

SEPARATE ACCOUNT

A separate account is an investment account. All assets contributed to investment divisions under the Income Annuities are pooled in the Separate Account and maintained for the benefit of investors in the Income Annuities.

VARIABLE ANNUITY

An annuity in which income payments are based upon the performance of investments such as stocks and bonds held by one or more underlying portfolios. You assume the investment risk for any amounts allocated to the investment divisions in a variable annuity.

YOU

In this Prospectus, depending on the context, "you" may mean either the purchaser of the Income Annuity or the annuitant for whom money is invested under group arrangements.

TABLE OF EXPENSES -- METLIFE PERSONAL PENSION BUILDER SELECT




The following tables describe the expenses you will pay when you buy, hold or withdraw amounts from your Income Annuity. The first table describes charges you will pay at the time you purchase the Income Annuity, make a withdrawal from your Income Annuity or make reallocations between the investment divisions of your Income Annuity. The tables do not show premium and other taxes which may apply. There are no fees for the Fixed Income Option.
--------------------------------------------------------------------------------

CONTRACT OWNER TRANSACTION EXPENSES

  Sales Load Imposed on Purchase Payments...................    None
  Withdrawal Charge (1).....................................    None
  Reallocation Fee (2)...................... Current Charge:    None
                                      Maximum Guaranteed Charge: $30

1 YOU MAY MAKE A ONE-TIME FULL OR PARTIAL WITHDRAWAL OF THE VALUE IN YOUR INCOME
  ANNUITY DURING THE 60 DAY PERIOD AFTER THE INCOME PAYMENT START DATE. THE ONE-TIME WITHDRAWAL FEATURE IS DESCRIBED IN MORE DETAIL LATER IN THIS PROSPECTUS.

2 WE RESERVE THE RIGHT TO LIMIT REALLOCATIONS AS DESCRIBED LATER IN THIS
  PROSPECTUS. WE RESERVE THE RIGHT TO IMPOSE A REALLOCATION FEE. THE AMOUNT OF THIS FEE WILL BE NO GREATER THAN $30 PER REALLOCATION.
--------------------------------------------------------------------------------

The second table describes the fees and expenses that you will bear periodically during the time you hold the Income Annuity, but does not include fees and expenses for the Portfolios.


Separate Account Charge (as a percentage of your average
  account value) (3)                                                      Maximum     Range of
                                                                Guaranteed Charge      Charges
Deferral Phase..............................................                 .95%    .55%-.95%
Income Payment Phase
  If Income Payment Start Date Within 2 yrs of Issue........                 .95%         .95%
  If Income Payment Start Date 2 yrs After Issue............                 .95%    .55%-.95%


3 PURSUANT TO THE TERMS OF THE CONTRACT, OUR TOTAL SEPARATE ACCOUNT CHARGE WILL
  NOT EXCEED .95% OF THE AMOUNT OF UNDERLYING PORTFOLIO SHARES WE HAVE DESIGNATED IN THE INVESTMENT DIVISIONS TO GENERATE YOUR VARIABLE INCOME PAYMENTS FOR THE INCOME ANNUITIES. IF THE INCOME ANNUITY IS PURCHASED DIRECTLY FROM METLIFE, THE RATE THAT APPLIES MAY BE LESS THAN THE MAXIMUM RATE DEPENDING ON THE LEVEL OF DISTRIBUTION ASSISTANCE PROVIDED TO US BY YOUR EMPLOYER, ASSOCIATION OR GROUP. THE LEVELS DEPEND ON VARIOUS FACTORS PERTAINING TO THE AMOUNT OF ACCESS WE ARE GIVEN TO POTENTIAL PURCHASERS. THE RATE THAT APPLIES IS STATED IN YOUR INCOME ANNUITY.
--------------------------------------------------------------------------------

The third table shows the minimum and maximum total operating expenses charged by the Portfolios, as well as the operating expenses for each Portfolio, that you may bear periodically while you hold the Income Annuity. All of the Portfolios listed below are Class A except for the Portfolios of the American Funds, which are Class 2 Portfolios. More details concerning the Metropolitan Fund, the Met Investors Fund and the American Funds fees and expenses are contained in their respective prospectuses.

Total Annual Metropolitan Fund, Met Investors Fund and American Funds  Minimum   Maximum
  Operating Expenses for the fiscal year ending December 31, 2003
     (expenses that are deducted from these Funds' assets include management fees, distribution fees (12b-1 fees) and other
     expenses)..................................................        0.31%     1.32%
  After Waiver and/or Reimbursement of Expenses (4)(5)..........        0.31%     1.16%


4 MET INVESTORS ADVISORY LLC ("METLIFE INVESTORS") AND MET INVESTORS FUND HAVE
  ENTERED INTO AN EXPENSE LIMITATION AGREEMENT UNDER WHICH MET INVESTORS FUND HAS AGREED TO WAIVE OR LIMIT ITS FEES AND TO ASSUME OTHER EXPENSES SO THAT THE TOTAL ANNUAL EXPENSES OF EACH PORTFOLIO (OTHER THAN INTEREST, TAXES, BROKERAGE COMMISSIONS, OTHER EXPENDITURES WHICH ARE CAPITALIZED IN ACCORDANCE WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES, OTHER EXTRAORDINARY EXPENSES AND 12B-1 FEES) WILL NOT EXCEED, AT ANY TIME PRIOR TO APRIL 30, 2005, THE FOLLOWING PERCENTAGES: 1.10% FOR THE PIMCO PEA INNOVATION PORTFOLIO, 0.95% FOR THE T. ROWE PRICE MID-CAP GROWTH PORTFOLIO, 1.10% FOR THE MFS RESEARCH INTERNATIONAL PORTFOLIO, 0.75% FOR THE LORD ABBETT BOND DEBENTURE PORTFOLIO, 0.90% FOR NEUBERGER BERMAN REAL ESTATE PORTFOLIO, 1.20% FOR HARRIS OAKMARK INTERNATIONAL PORTFOLIO, 0.95% FOR MET/AIM MID CAP CORE EQUITY PORTFOLIO, 0.90% FOR JANUS AGGRESSIVE GROWTH PORTFOLIO AND 1.05% FOR MET/AIM SMALL CAP GROWTH PORTFOLIO. DUE TO EXPENSE WAIVERS IN ADDITION TO THOSE SHOWN IN THE TABLE, ACTUAL NET TOTAL CONTRACTUAL ANNUAL EXPENSES FOR THE YEAR ENDED DECEMBER 31, 2003, FOR THE FOLLOWING PORTFOLIOS, WERE: 0.91% FOR THE T. ROWE PRICE MID-CAP GROWTH PORTFOLIO, 1.09% FOR THE MFS RESEARCH INTERNATIONAL PORTFOLIO, 1.16% FOR HARRIS OAKMARK INTERNATIONAL PORTFOLIO, 0.89% FOR JANUS AGGRESSIVE GROWTH PORTFOLIO AND 1.04% FOR MET/AIM SMALL CAP GROWTH PORTFOLIO. UNDER CERTAIN CIRCUMSTANCES, AS PROVIDED IN THE PROSPECTUS FOR EACH FUND, ANY FEES WAIVED OR EXPENSE REIMBURSED BY THE INVESTMENT MANAGER MAY BE REPAID TO THE INVESTMENT MANAGER IF, IN THE FUTURE, ACTUAL EXPENSES OF THESE PORTFOLIOS ARE LESS THAN THESE EXPENSE LIMITS. THE EFFECT OF SUCH WAIVER AND REIMBURSEMENT IS THAT PERFORMANCE RESULTS ARE INCREASED. SEE THE ATTACHED PROSPECTUS FOR THE MET INVESTORS FUND FOR MORE INFORMATION ABOUT THE AGREEMENT TO WAIVE OR LIMIT FEES AND TO ASSUME OTHER EXPENSES BETWEEN METLIFE INVESTORS AND THE MET INVESTORS FUND.

5 PURSUANT TO AN EXPENSE AGREEMENT, METLIFE ADVISERS, LLC ("METLIFE ADVISERS")
  HAS AGREED TO WAIVE ITS INVESTMENT MANAGEMENT FEE OR PAY OPERATING EXPENSES (EXCLUSIVE OF BROKERAGE COSTS, INTEREST, TAXES AND EXTRAORDINARY EXPENSES AND 12B-1 PLAN FEES) AS NECESSARY TO LIMIT THE TOTAL OF SUCH EXPENSES TO THE ANNUAL PERCENTAGE OF AVERAGE DAILY NET ASSETS OF THE FOLLOWING PORTFOLIOS AS
  INDICATED:

                         PORTFOLIO                            PERCENTAGE
                         ---------                            ----------
MET/PUTNAM VOYAGER PORTFOLIO                                     1.00
FRANKLIN TEMPLETON SMALL CAP GROWTH PORTFOLIO                    1.15
MFS INVESTORS TRUST PORTFOLIO                                    1.00
STATE STREET RESEARCH LARGE CAP VALUE PORTFOLIO                  0.95


     THIS WAIVER OR AGREEMENT TO PAY IS SUBJECT TO THE OBLIGATION OF EACH CLASS OF THE PORTFOLIO (EXCEPT FOR THE MET/PUTNAM VOYAGER PORTFOLIO) SEPARATELY TO REPAY METLIFE ADVISERS SUCH EXPENSES IN FUTURE YEARS, IF ANY, WHEN THE PORTFOLIO'S CLASS'S EXPENSES FALL BELOW THE ABOVE PERCENTAGES IF CERTAIN CONDITIONS ARE MET. THE AGREEMENT MAY BE TERMINATED AT ANY TIME AFTER APRIL 30, 2005. THE EFFECT OF SUCH WAIVER AND REIMBURSEMENT IS THAT PERFORMANCE RESULTS ARE INCREASED. SEE THE ATTACHED PROSPECTUS FOR THE METROPOLITAN FUND FOR MORE INFORMATION ABOUT THE AGREEMENT TO WAIVE OR LIMIT FEES AND TO ASSUME OTHER EXPENSES BETWEEN METLIFE ADVISERS AND THE METROPOLITAN FUND.

                                                                                                         B              A+B=C
                                                                                          A        OTHER EXPENSES   TOTAL EXPENSES
METROPOLITAN FUND ANNUAL EXPENSES                                                    MANAGEMENT        BEFORE       BEFORE WAIVER/
for fiscal year ending December 31, 2003 (as a percentage of average net assets)(7)     FEES       REIMBURSEMENT    REIMBURSEMENT
----------------------------------------------------------------------------------------------------------------------------------
Salomon Brothers U.S. Government Portfolio...                                         0.55           0.10             0.65
State Street Research Bond Income Portfolio (6)(9)...                                 0.40           0.07             0.47
Lehman Brothers(R) Aggregate Bond Index Portfolio...                                  0.25           0.09             0.34
Salomon Brothers Strategic Bond Opportunities Portfolio...                            0.65           0.16             0.81
MFS Total Return Portfolio...                                                         0.50           0.19             0.69
State Street Research Diversified Portfolio (6)...                                    0.44           0.07             0.51
Davis Venture Value Portfolio (6)...                                                  0.74           0.05             0.79
FI Value Leaders Portfolio (6)...                                                     0.67           0.07             0.74
Harris Oakmark Large Cap Value Portfolio (6)...                                       0.74           0.09             0.83
State Street Research Large Cap Value Portfolio (5)(6)...                             0.70           0.35             1.05
MetLife Stock Index Portfolio...                                                      0.25           0.06             0.31
MFS Investors Trust Portfolio (5)(12)...                                              0.75           0.36             1.11
State Street Research Investment Trust Portfolio (6)...                               0.49           0.07             0.56
Met/Putnam Voyager Portfolio (5)(6)...                                                0.80           0.27             1.07
State Street Research Large Cap Growth Portfolio (6)...                               0.73           0.07             0.80
T. Rowe Price Large Cap Growth Portfolio (6)...                                       0.63           0.16             0.79
Harris Oakmark Focused Value Portfolio (6)...                                         0.75           0.05             0.80
Neuberger Berman Partners Mid Cap Value Portfolio (6)...                              0.69           0.11             0.80
FI Mid Cap Opportunities Portfolio (6)(13)...                                         0.69           0.08             0.77
MetLife Mid Cap Stock Index Portfolio...                                              0.25           0.15             0.40
State Street Research Aggressive Growth Portfolio (6)...                              0.73           0.08             0.81
State Street Research Aurora Portfolio (6)...                                         0.85           0.08             0.93
Loomis Sayles Small Cap Portfolio (6)...                                              0.90           0.09             0.99
Russell 2000(R) Index Portfolio...                                                    0.25           0.22             0.47
Franklin Templeton Small Cap Growth Portfolio (5)(6)...                               0.90           0.42             1.32
T. Rowe Price Small Cap Growth Portfolio (6)...                                       0.52           0.11             0.63
Scudder Global Equity Portfolio (6)...                                                0.64           0.20             0.84
FI International Stock Portfolio (6)(14)...                                           0.86           0.23             1.09
Morgan Stanley EAFE(R) Index Portfolio...                                             0.30           0.41             0.71

                                                                                                        C-D=E
                                                                                           D        TOTAL EXPENSES
METROPOLITAN FUND ANNUAL EXPENSES                                                       WAIVER/     AFTER WAIVER/
for fiscal year ending December 31, 2003 (as a percentage of average net assets)(7)  REIMBURSEMENT  REIMBURSEMENT
-----------------------------------------------------------------------------------  -----------------------------
Salomon Brothers U.S. Government Portfolio...                                          0.00           0.65
State Street Research Bond Income Portfolio (6)(9)...                                  0.00           0.47
Lehman Brothers(R) Aggregate Bond Index Portfolio...                                   0.00           0.34
Salomon Brothers Strategic Bond Opportunities Portfolio...                             0.00           0.81
MFS Total Return Portfolio...                                                          0.00           0.69
State Street Research Diversified Portfolio (6)...                                     0.00           0.51
Davis Venture Value Portfolio (6)...                                                   0.00           0.79
FI Value Leaders Portfolio (6)...                                                      0.00           0.74
Harris Oakmark Large Cap Value Portfolio (6)...                                        0.00           0.83
State Street Research Large Cap Value Portfolio (5)(6)...                              0.10           0.95
MetLife Stock Index Portfolio...                                                       0.00           0.31
MFS Investors Trust Portfolio (5)(12)...                                               0.11           1.00
State Street Research Investment Trust Portfolio (6)...                                0.00           0.56
Met/Putnam Voyager Portfolio (5)(6)...                                                 0.07           1.00
State Street Research Large Cap Growth Portfolio (6)...                                0.00           0.80
T. Rowe Price Large Cap Growth Portfolio (6)...                                        0.00           0.79
Harris Oakmark Focused Value Portfolio (6)...                                          0.00           0.80
Neuberger Berman Partners Mid Cap Value Portfolio (6)...                               0.00           0.80
FI Mid Cap Opportunities Portfolio (6)(13)...                                          0.00           0.77
MetLife Mid Cap Stock Index Portfolio...                                               0.00           0.40
State Street Research Aggressive Growth Portfolio (6)...                               0.00           0.81
State Street Research Aurora Portfolio (6)...                                          0.00           0.93
Loomis Sayles Small Cap Portfolio (6)...                                               0.00           0.99
Russell 2000(R) Index Portfolio...                                                     0.00           0.47
Franklin Templeton Small Cap Growth Portfolio (5)(6)...                                0.17           1.15
T. Rowe Price Small Cap Growth Portfolio (6)...                                        0.00           0.63
Scudder Global Equity Portfolio (6)...                                                 0.00           0.84
FI International Stock Portfolio (6)(14)...                                            0.00           1.09
Morgan Stanley EAFE(R) Index Portfolio...                                              0.00           0.71

MET INVESTORS FUND ANNUAL EXPENSES
                                                                 B              A+B=C
                                                  A        OTHER EXPENSES   TOTAL EXPENSES
for fiscal year ending December 31, 2003     MANAGEMENT        BEFORE       BEFORE WAIVER/
(as a percentage of average net assets) (7)     FEES       REIMBURSEMENT    REIMBURSEMENT
------------------------------------------------------------------------------------------
PIMCO Total Return Portfolio (15)...          0.50           0.09             0.59
Lord Abbett Bond Debenture
  Portfolio (4)(6)(9)(15)...........          0.60           0.10             0.70
Neuberger Berman Real Estate
  Portfolio (4)(6)(16)..............          0.70           0.41             1.11
Janus Aggressive Growth
  Portfolio (4)(6)(11)..............          0.78           0.12             0.90
Met/AIM Mid Cap Core Equity
  Portfolio (4)(6)..................          0.75           0.21             0.96
T. Rowe Price Mid-Cap Growth
  Portfolio (4)(10).................          0.75           0.17             0.92
Met/AIM Small Cap Growth Portfolio (4)...     0.90           0.26             1.16
Harris Oakmark International
  Portfolio (4)(6)..................          0.85           0.36             1.21
MFS Research International
  Portfolio (4)(6)..................          0.80           0.31             1.11
PIMCO PEA Innovation Portfolio (4)...         0.95           0.31             1.26

MET INVESTORS FUND ANNUAL EXPENSES
                                                                C-D=E
                                                   D        TOTAL EXPENSES
for fiscal year ending December 31, 2003        WAIVER/     AFTER WAIVER/
(as a percentage of average net assets) (7)  REIMBURSEMENT  REIMBURSEMENT
-------------------------------------------  -----------------------------
PIMCO Total Return Portfolio (15)...           0.00           0.59
Lord Abbett Bond Debenture
  Portfolio (4)(6)(9)(15)...........           0.00           0.70
Neuberger Berman Real Estate
  Portfolio (4)(6)(16)..............           0.21           0.90
Janus Aggressive Growth
  Portfolio (4)(6)(11)..............           0.01           0.89
Met/AIM Mid Cap Core Equity
  Portfolio (4)(6)..................           0.03           0.93
T. Rowe Price Mid-Cap Growth
  Portfolio (4)(10).................           0.01           0.91
Met/AIM Small Cap Growth Portfolio (4)...      0.12           1.04
Harris Oakmark International
  Portfolio (4)(6)..................           0.05           1.16
MFS Research International
  Portfolio (4)(6)..................           0.02           1.09
PIMCO PEA Innovation Portfolio (4)...          0.16           1.10

AMERICAN FUNDS CLASS 2 ANNUAL EXPENSES              A          B
for fiscal year ending December 31, 2003        MANAGEMENT   12b-1
(as a percentage of average net assets) (6)(8)     FEES      FEES
------------------------------------------------------------------
American Funds Growth-Income Portfolio...        0.33        0.25
American Funds Growth Portfolio...               0.37        0.25
American Funds Global Small Capitalization
  Portfolio.......................               0.80        0.25

                                                      C             A+B+C=D
AMERICAN FUNDS CLASS 2 ANNUAL EXPENSES          OTHER EXPENSES   TOTAL EXPENSES
for fiscal year ending December 31, 2003            BEFORE       BEFORE WAIVER/
(as a percentage of average net assets) (6)(8)  REIMBURSEMENT    REIMBURSEMENT
----------------------------------------------  -------------------------------
American Funds Growth-Income Portfolio...         0.01             0.59
American Funds Growth Portfolio...                0.02             0.64
American Funds Global Small Capitalization
  Portfolio.......................                0.03             1.08

                                                                   D-E=F
AMERICAN FUNDS CLASS 2 ANNUAL EXPENSES                E        TOTAL EXPENSES
for fiscal year ending December 31, 2003           WAIVER/     AFTER WAIVER/
(as a percentage of average net assets) (6)(8)  REIMBURSEMENT  REIMBURSEMENT
----------------------------------------------  -----------------------------
American Funds Growth-Income Portfolio...         0.00           0.59
American Funds Growth Portfolio...                0.00           0.64
American Funds Global Small Capitalization
  Portfolio.......................                0.00           1.08

 6 EACH PORTFOLIO'S MANAGEMENT FEE DECREASES WHEN ITS ASSETS GROW TO
   CERTAIN DOLLAR AMOUNTS. THE "BREAK POINT" DOLLAR AMOUNTS AT WHICH THE MANAGEMENT FEE DECLINES ARE MORE FULLY EXPLAINED IN THE PROSPECTUS AND STATEMENT OF ADDITIONAL INFORMATION FOR EACH RESPECTIVE FUND.

 7 CERTAIN METROPOLITAN FUND AND MET INVESTORS FUND SUB-INVESTMENT
   MANAGERS DIRECTED CERTAIN PORTFOLIO TRADES TO BROKERS WHO PAID A PORTION OF THE PORTFOLIO'S EXPENSES. IN ADDITION, MET INVESTORS FUND HAS ENTERED INTO ARRANGEMENTS WITH ITS CUSTODIAN WHEREBY CREDITS REALIZED AS A RESULT OF THIS PRACTICE WERE USED TO REDUCE A PORTION OF EACH PARTICIPATING PORTFOLIO'S EXPENSES. THE EXPENSE INFORMATION FOR THE METROPOLITAN FUND AND MET INVESTORS FUND PORTFOLIOS DOES NOT REFLECT THESE REDUCTIONS OR CREDITS. SEE THE PROSPECTUS FOR EACH FUND FOR MORE INFORMATION.

 8 THE AMERICAN FUNDS HAS ADOPTED A DISTRIBUTION PLAN UNDER RULE 12B-1
   OF THE INVESTMENT COMPANY ACT OF 1940. THE DISTRIBUTION PLAN IS DESCRIBED IN MORE DETAIL IN THE FUND'S PROSPECTUS. WE ARE PAID THE RULE 12B-1 FEE IN CONNECTION WITH THE CLASS 2 SHARES OF THE AMERICAN FUNDS.

 9 ON APRIL 29, 2002, THE STATE STREET RESEARCH INCOME PORTFOLIO OF THE
   METROPOLITAN FUND WAS MERGED INTO THE STATE STREET RESEARCH BOND INCOME PORTFOLIO OF THE NEW ENGLAND ZENITH FUND AND THE LOOMIS SAYLES HIGH YIELD BOND PORTFOLIO OF THE METROPOLITAN FUND WAS MERGED INTO THE LORD ABBETT BOND DEBENTURE PORTFOLIO OF THE MET INVESTORS FUND.

10 ON JANUARY 1, 2003, T. ROWE PRICE ASSOCIATES INC. BECAME THE
   SUB-INVESTMENT MANAGER FOR THE MFS MID CAP GROWTH PORTFOLIO WHICH CHANGED ITS NAME TO T. ROWE PRICE MID-CAP GROWTH PORTFOLIO.

11 ON APRIL 28, 2003, THE JANUS GROWTH PORTFOLIO OF THE METROPOLITAN
   FUND WAS MERGED INTO THE JANUS AGGRESSIVE GROWTH PORTFOLIO OF THE MET INVESTORS FUND.

12 PRIOR TO THE OPENING OF BUSINESS ON MAY 3, 2004, THE MFS RESEARCH
   MANAGERS PORTFOLIO OF THE METROPOLITAN FUND WAS MERGED INTO THE MFS INVESTORS TRUST PORTFOLIO OF THE METROPOLITAN FUND.

13 PRIOR TO THE OPENING OF BUSINESS ON MAY 3, 2004, THE FI MID CAP
   OPPORTUNITIES PORTFOLIO WAS MERGED INTO THE JANUS MID CAP PORTFOLIO AND FIDELITY MANAGEMENT & RESEARCH COMPANY BECAME THE SUB-INVESTMENT MANAGER FOR THE PORTFOLIO WHICH CHANGED ITS NAME TO FI MID CAP OPPORTUNITIES PORTFOLIO.

14 ON DECEMBER 16, 2003, FIDELITY RESEARCH & MANAGEMENT COMPANY BECAME
   THE SUB-INVESTMENT MANAGER FOR THE PUTNAM INTERNATIONAL STOCK
   PORTFOLIO WHICH CHANGED ITS NAME TO FI INTERNATIONAL STOCK
   PORTFOLIO.

15 FEES WAIVED OR EXPENSES REIMBURSED BY THE INVESTMENT MANAGERS OF
   THESE PORTFOLIOS IN PRIOR YEARS WERE REPAID IN THE LAST FISCAL YEAR TO THE INVESTMENT MANAGERS BY THESE PORTFOLIOS WITH THE APPROVAL OF THE FUND'S BOARD OF TRUSTEES. THESE AMOUNTS ARE INCLUDED IN THE "OTHER EXPENSES BEFORE REIMBURSEMENT" COLUMN. THE AMOUNTS PER PORTFOLIO ARE:

                         PORTFOLIO                            PERCENTAGE
                         ---------                            ----------
PIMCO TOTAL RETURN PORTFOLIO                                     0.02
LORD ABBETT BOND DEBENTURE PORTFOLIO                             0.03

16 NEUBERGER BERMAN REAL ESTATE PORTFOLIO WILL BEGIN OPERATIONS ON OR ABOUT MAY
   1, 2004. THE EXPENSE INFORMATION IN THE FEE TABLE IS AN ESTIMATE OF THE PORTFOLIO'S EXPENSES THROUGH DECEMBER 31, 2004.

EXAMPLES




The examples are intended to help you compare the cost of investing in the Income Annuities with the cost of investing in other variable annuity contracts. These costs include the contract owner transaction expenses (described in the first table), the Separate Account and other costs you bear while you hold the Income Annuity (described in the second table) and the Portfolios and expenses (described in the third table). Once income payments commence, you may be subject to different expenses than during the deferral phase, as described in this Table of Expenses and in the Charges section of this Prospectus.


EXAMPLE 1.

This example shows the dollar amount of expenses that you would bear directly or indirectly on a $10,000 investment for an Income Annuity for the time periods indicated. Your actual costs may be higher or lower.

ASSUMPTIONS:

     --   there was no allocation to the Fixed Income Option;

     --   reimbursement and/or waiver of expenses was not in effect;

     -- you bear the minimum or maximum fees and expenses of any of the Portfolios;

     --   there is a maximum Separate Account charge of 0.95%;

     --   no withdrawals have been taken and income payments have not started;

     --   the underlying Portfolio earns a 5% annual return; and

     --   the AIR is 3%.

                                                                  1             3             5              10
                                                                 YEAR         YEARS         YEARS          YEARS
-----------------------------------------------------------------------------------------------------------------
Maximum....................................................      $233         $717          $1,227         $2,628
Minimum....................................................      $129         $402          $  695         $1,530

EXAMPLE 2.

This example shows the dollar amount of expenses that you would bear directly or indirectly on a $10,000 investment for an Income Annuity for the time periods indicated. Your actual costs may be higher or lower.

ASSUMPTIONS:

     --   there was no allocation to the Fixed Income Option;

     --   reimbursement and/or waiver of expenses was not in effect;

     -- you bear the minimum or maximum fees and expenses of any of the Portfolios;

     --   there is a maximum Separate Account charge of 0.95%;

     --   no withdrawals have been taken;

     --   income payments started immediately;

     --   the underlying Portfolio earns a 5% annual return; and

     --   the AIR is 3%.

                                                                  1             3             5              10
                                                                 YEAR         YEARS         YEARS          YEARS
-----------------------------------------------------------------------------------------------------------------
Maximum....................................................      $223         $638          $1,013         $1,757
Minimum....................................................      $124         $359          $  576         $1,021

 ANNUITY UNIT VALUES FOR EACH INVESTMENT DIVISION
(For an annuity unit outstanding throughout the period)


    The Income Annuity was first made available in          , 2005 and, as a
     result, there is no Annuity Unit Values information available. These tables and bar charts show fluctuations in the Annuity Unit Values for each investment division from year end to year end for an income annuity we issue with the same expense and AIR structure (0.95% annual Separate Account charge; 4% AIR) as one variation of the Income Annuity. The information in this table has been derived from the Separate Account's full financial statements or other reports (such as the annual report).


---------------------------------------------------------------------------------------------
                                                                  INCEPTION       END OF YEAR
                                                                   ANNUITY          ANNUITY
                                                             YEAR UNIT VALUE      UNIT VALUE
---------------------------------------------------------------------------------------------


Salomon Brothers U.S. Government Division(e)................ 2003   $10.40          $10.07
                                                             2002    10.11           10.40
                                                             2001    10.04           10.11


[GRAPH OF YEAR END ANNUITY UNIT VALUE]

                   Year End Annuity Unit Value


PIMCO Total Return Division(e).............................. 2003    10.74           10.70
                                                             2002    10.30           10.74
                                                             2001    10.07           10.30


[GRAPH OF YEAR END ANNUITY UNIT VALUE]

                   Year End Annuity Unit Value


State Street Research Bond Income Division(c)(g)............ 2003    12.44           12.54
                                                             2002    12.06           12.44
                                                             2001    11.79           12.06
                                                             2000    11.03           11.79
                                                             1999    11.85           11.03
                                                             1998    11.37           11.85
                                                             1997    10.87           11.37
                                                             1996    11.02           10.87
                                                             1995     9.66           11.02
                                                             1994    10.00            9.66


[GRAPH OF YEAR END ANNUITY UNIT VALUE]

                   Year End Annuity Unit Value

(For an annuity unit outstanding throughout the period)

---------------------------------------------------------------------------------------------
                                                                  INCEPTION       END OF YEAR
                                                                   ANNUITY          ANNUITY
                                                             YEAR UNIT VALUE      UNIT VALUE
---------------------------------------------------------------------------------------------


Lehman Brothers(R) Aggregate Bond Division(d)............... 2003   $10.78          $10.64
                                                             2002    10.27           10.78
                                                             2001    10.11           10.27
                                                             2000     9.46           10.11
                                                             1999     9.63            9.46


[GRAPH OF YEAR END ANNUITY UNIT VALUE]


                   Year End Annuity Unit Value


Salomon Brothers Strategic Bond Opportunities Division(e)... 2003    10.49           11.25
                                                             2002    10.05           10.49
                                                             2001    10.06           10.05


[GRAPH OF YEAR END ANNUITY UNIT VALUE]


                   Year End Annuity Unit Value


Lord Abbett Bond Debenture Division(b)(f)................... 2003     8.62            9.82
                                                             2002     8.94            8.62
                                                             2001     9.51            8.94
                                                             2000    10.08            9.51
                                                             1999     8.98           10.08
                                                             1998    10.20            8.98
                                                             1997    10.00           10.20


[GRAPH OF YEAR END ANNUITY UNIT VALUE]


                   Year End Annuity Unit Value


State Street Research Diversified Division(g)............... 2003    12.27           14.09
                                                             2002    14.95           12.27
                                                             2001    16.52           14.95
                                                             2000    17.41           16.52
                                                             1999    16.82           17.41
                                                             1998    14.76           16.82
                                                             1997    12.85           14.76
                                                             1996    11.82           12.85
                                                             1995     9.70           11.82
                                                             1994    10.00            9.70

[GRAPH OF YEAR END ANNUITY UNIT VALUE]


                   Year End Annuity Unit Value

(For an annuity unit outstanding throughout the period)

---------------------------------------------------------------------------------------------
                                                                  INCEPTION       END OF YEAR
                                                                   ANNUITY          ANNUITY
                                                             YEAR UNIT VALUE      UNIT VALUE
---------------------------------------------------------------------------------------------


American Funds Growth-Income Division(e).................... 2003   $ 7.34          $ 9.26
                                                             2002     9.44            7.34
                                                             2001     9.98            9.44


[GRAPH OF YEAR END ANNUITY UNIT VALUE]


                   Year End Annuity Unit Value


Davis Venture Value Division(a)............................. 2003     6.75            8.42
                                                             2002     8.48            6.75
                                                             2001     9.79            8.48
                                                             2000    10.34            9.79


[GRAPH OF YEAR END ANNUITY UNIT VALUE]


                   Year End Annuity Unit Value


FI Value Leaders Division(j)................................ 2003     8.06            9.73
                                                             2002    10.00            8.06


[GRAPH OF YEAR END ANNUITY UNIT VALUE]


                   Year End Annuity Unit Value


Harris Oakmark Large Cap Value Division(d).................. 2003     8.46           10.11
                                                             2002    10.35            8.46
                                                             2001     9.02           10.35
                                                             2000     8.57            9.02
                                                             1999    10.74            8.57


[GRAPH OF YEAR END ANNUITY UNIT VALUE]


                   Year End Annuity Unit Value


State Street Research Large Cap Value Division(j)........... 2003     7.74            9.99
                                                             2002    10.00            7.74


[GRAPH OF YEAR END ANNUITY UNIT VALUE]


                   Year End Annuity Unit Value

(For an annuity unit outstanding throughout the period)

---------------------------------------------------------------------------------------------
                                                                  INCEPTION       END OF YEAR
                                                                   ANNUITY          ANNUITY
                                                             YEAR UNIT VALUE      UNIT VALUE
---------------------------------------------------------------------------------------------


MetLife Stock Index Division(g)............................. 2003   $14.79          $18.06
                                                             2002    20.00           14.79
                                                             2001    23.22           20.00
                                                             2000    27.68           23.22
                                                             1999    24.06           27.68
                                                             1998    19.70           24.06
                                                             1997    15.65           19.70
                                                             1996    13.49           15.65
                                                             1995    10.27           13.49
                                                             1994    10.00           10.27


[GRAPH OF YEAR END ANNUITY UNIT VALUE]


                   Year End Annuity Unit Value


MFS Investors Trust Division(e)............................. 2003     6.59            7.65
                                                             2002     8.68            6.59
                                                             2001     9.90            8.68


[GRAPH OF YEAR END ANNUITY UNIT VALUE]


                   Year End Annuity Unit Value


MFS Research Managers Division(e)........................... 2003     5.99            7.09
                                                             2002     8.29            5.99
                                                             2001     9.91            8.29


[GRAPH OF YEAR END ANNUITY UNIT VALUE]


                   Year End Annuity Unit Value


State Street Research Investment Trust Division(g).......... 2003    12.07           14.97
                                                             2002    17.15           12.07
                                                             2001    20.98           17.15
                                                             2000    24.28           20.98
                                                             1999    21.52           24.28
                                                             1998    17.63           21.52
                                                             1997    14.42           17.63
                                                             1996    12.45           14.42
                                                             1995     9.72           12.45
                                                             1994    10.00            9.72


[GRAPH OF YEAR END ANNUITY UNIT VALUE]


                   Year End Annuity Unit Value

(For an annuity unit outstanding throughout the period)

---------------------------------------------------------------------------------------------
                                                                  INCEPTION       END OF YEAR
                                                                   ANNUITY          ANNUITY
                                                             YEAR UNIT VALUE      UNIT VALUE
---------------------------------------------------------------------------------------------


American Funds Growth Division(e)........................... 2003   $ 5.98          $ 7.79
                                                             2002     8.31            5.98
                                                             2001     9.95            8.31


[GRAPH OF YEAR END ANNUITY UNIT VALUE]

                   Year End Annuity Unit Value


Janus Aggressive Growth Division(e)(h)...................... 2003     5.01            6.20
                                                             2002     7.57            5.01
                                                             2001    10.02            7.57


[GRAPH OF YEAR END ANNUITY UNIT VALUE]

                   Year End Annuity Unit Value


Met/Putnam Voyager Division(a).............................. 2003     3.23            3.88
                                                             2002     4.77            3.23
                                                             2001     6.66            4.77
                                                             2000    10.04            6.66

[GRAPH OF YEAR END ANNUITY UNIT VALUE]

                   Year End Annuity Unit Value


T. Rowe Price Large Cap Growth Division(d).................. 2003     7.58            9.44
                                                             2002    10.37            7.58
                                                             2001    11.61           10.37
                                                             2000    12.75           11.61
                                                             1999    11.70           12.75

[GRAPH OF YEAR END ANNUITY UNIT VALUE]

                   Year End Annuity Unit Value


Harris Oakmark Focused Value Division(e).................... 2003     9.48           11.98
                                                             2002    10.92            9.48
                                                             2001    10.04           10.92


[GRAPH OF YEAR END ANNUITY UNIT VALUE]

                   Year End Annuity Unit Value

(For an annuity unit outstanding throughout the period)

---------------------------------------------------------------------------------------------
                                                                  INCEPTION       END OF YEAR
                                                                   ANNUITY          ANNUITY
                                                             YEAR UNIT VALUE      UNIT VALUE
---------------------------------------------------------------------------------------------


Neuberger Berman Partners Mid Cap Value Division(d)......... 2003   $11.67          $15.18
                                                             2002    13.56           11.67
                                                             2001    14.20           13.56
                                                             2000    11.96           14.20
                                                             1999    12.43           11.96

[GRAPH OF YEAR END ANNUITY UNIT VALUE]

                   Year End Annuity Unit Value

FI Mid Cap Opportunities Division(b)(i)..................... 2003     9.03           11.58
                                                             2002    13.36            9.03
                                                             2001    20.72           13.36
                                                             2000    34.17           20.72
                                                             1999    16.09           34.17
                                                             1998    12.31           16.09
                                                             1997    10.00           12.31
[GRAPH OF YEAR END ANNUITY UNIT VALUE]

                   Year End Annuity Unit Value


Met/AIM Mid Cap Core Equity Division(j)..................... 2003     8.30            9.99
                                                             2002    10.00            8.30


[GRAPH OF YEAR END ANNUITY UNIT VALUE]

                   Year End Annuity Unit Value


MetLife Mid Cap Stock Index Division(a)..................... 2003     7.96           10.23
                                                             2002     9.82            7.96
                                                             2001     9.98            9.82
                                                             2000    10.53            9.98


[GRAPH OF YEAR END ANNUITY UNIT VALUE]


                   Year End Annuity Unit Value

(For an annuity unit outstanding throughout the period)

---------------------------------------------------------------------------------------------
                                                                  INCEPTION       END OF YEAR
                                                                   ANNUITY          ANNUITY
                                                             YEAR UNIT VALUE      UNIT VALUE
---------------------------------------------------------------------------------------------


State Street Research Aggressive Growth Division(g)......... 2003   $ 7.64          $10.24
                                                             2002    11.25            7.64
                                                             2001    14.51           11.25
                                                             2000    17.61           14.51
                                                             1999    13.88           17.61
                                                             1998    12.82           13.88
                                                             1997    12.62           12.82
                                                             1996    12.23           12.62
                                                             1995     9.80           12.23
                                                             1994    10.00            9.80


[GRAPH OF YEAR END ANNUITY UNIT VALUE]


                   Year End Annuity Unit Value


T. Rowe Price Mid-Cap Growth Division(e).................... 2003     4.39            5.73
                                                             2002     8.23            4.39
                                                             2001    10.02            8.23


[GRAPH OF YEAR END ANNUITY UNIT VALUE]


                   Year End Annuity Unit Value


State Street Research Aurora Division(a).................... 2003     9.96           14.25
                                                             2002    13.29            9.96
                                                             2001    11.73           13.29
                                                             2000    10.53           11.73


[GRAPH OF YEAR END ANNUITY UNIT VALUE]


                   Year End Annuity Unit Value


Loomis Sayles Small Cap Division(a)......................... 2003     6.31            8.20
                                                             2002     8.45            6.31
                                                             2001     9.11            8.45
                                                             2000    10.00            9.11


[GRAPH OF YEAR END ANNUITY UNIT VALUE]


                   Year End Annuity Unit Value

(For an annuity unit outstanding throughout the period)

---------------------------------------------------------------------------------------------
                                                                  INCEPTION       END OF YEAR
                                                                   ANNUITY          ANNUITY
                                                             YEAR UNIT VALUE      UNIT VALUE
---------------------------------------------------------------------------------------------


Russell 2000(R) Index Division(d)........................... 2003   $ 8.17          $11.36
                                                             2002    10.78            8.17
                                                             2001    10.71           10.78
                                                             2000    12.25           10.71
                                                             1999    11.22           12.25


[GRAPH OF YEAR END ANNUITY UNIT VALUE]


                   Year End Annuity Unit Value


Franklin Templeton Small Cap Growth Division(e)............. 2003     5.91            8.16
                                                             2002     8.60            5.91
                                                             2001     9.90            8.60


[GRAPH OF YEAR END ANNUITY UNIT VALUE]


                   Year End Annuity Unit Value


Met/AIM Small Cap Growth Division(j)........................ 2003     7.39            9.78
                                                             2002    10.00            7.39


[GRAPH OF YEAR END ANNUITY UNIT VALUE]


                   Year End Annuity Unit Value


T. Rowe Price Small Cap Growth Division(b).................. 2003     7.18            9.63
                                                             2002    10.28            7.18
                                                             2001    11.00           10.28
                                                             2000    13.71           11.00
                                                             1999    11.24           13.71
                                                             1998    11.41           11.24
                                                             1997    10.00           11.41


[GRAPH OF YEAR END ANNUITY UNIT VALUE]


                   Year End Annuity Unit Value


Scudder Global Equity Division(b)........................... 2003     8.31           10.32
                                                             2002    10.38            8.31
                                                             2001    12.84           10.38
                                                             2000    13.86           12.84
                                                             1999    11.63           13.86
                                                             1998    10.53           11.63
                                                             1997    10.00           10.53


[GRAPH OF YEAR END ANNUITY UNIT VALUE]


                   Year End Annuity Unit Value

(For an annuity unit outstanding throughout the period)

---------------------------------------------------------------------------------------------
                                                                  INCEPTION       END OF YEAR
                                                                   ANNUITY          ANNUITY
                                                             YEAR UNIT VALUE      UNIT VALUE
---------------------------------------------------------------------------------------------


FI International Stock Division(g).......................... 2003   $ 5.30          $ 6.47
                                                             2002     6.75            5.30
                                                             2001     8.86            6.75
                                                             2000    10.42            8.86
                                                             1999     9.40           10.42
                                                             1998     8.05            9.40
                                                             1997     8.65            8.05
                                                             1996     9.29            8.65
                                                             1995     9.57            9.29
                                                             1994    10.00            9.57


[GRAPH OF YEAR END ANNUITY UNIT VALUE]

                   Year End Annuity Unit Value


Harris Oakmark International Division(j).................... 2003     8.21           10.49
                                                             2002    10.00            8.21


[GRAPH OF YEAR END ANNUITY UNIT VALUE]

                   Year End Annuity Unit Value


MFS Research International Division(e)...................... 2003     7.18            9.04
                                                             2002     8.52            7.18
                                                             2001     9.91            8.52


[GRAPH OF YEAR END ANNUITY UNIT VALUE]

                   Year End Annuity Unit Value


Morgan Stanley EAFE(R) Index Division(d).................... 2003     6.16            8.07
                                                             2002     7.76            6.16
                                                             2001    10.36            7.76
                                                             2000    12.77           10.36
                                                             1999    11.01           12.77

[GRAPH OF YEAR END ANNUITY UNIT VALUE]

                   Year End Annuity Unit Value


PIMCO PEA Innovation Division(e)............................ 2003     3.42            5.14
                                                             2002     7.26            3.42
                                                             2001     9.97            7.26


[GRAPH OF YEAR END ANNUITY UNIT VALUE]

                   Year End Annuity Unit Value

(For an annuity unit outstanding throughout the period)

---------------------------------------------------------------------------------------------
                                                                  INCEPTION       END OF YEAR
                                                                   ANNUITY          ANNUITY
                                                             YEAR UNIT VALUE      UNIT VALUE
---------------------------------------------------------------------------------------------


American Funds Global Small Capitalization Division(e)...... 2003   $ 6.86          $10.03
                                                             2002     8.90            6.86
                                                             2001    10.05            8.90


[GRAPH OF YEAR END ANNUITY UNIT VALUE]

                   Year End Annuity Unit Value

----------------

(A) INCEPTION DATE: AUGUST 11, 2000.

(B) INCEPTION DATE: MARCH 3, 1997.

(C) THE ASSETS OF STATE STREET RESEARCH INCOME DIVISION WERE MERGED INTO THIS INVESTMENT DIVISION ON APRIL 29, 2002. ANNUITY UNITS VALUES PRIOR TO APRIL 29, 2002 ARE THOSE OF THE STATE STREET RESEARCH INCOME DIVISION.

(D) INCEPTION DATE: JULY 1, 1999.

(E) INCEPTION DATE: MAY 4, 2001.

(F) THE ASSETS OF LOOMIS SAYLES HIGH YIELD BOND DIVISION WERE MERGED INTO THIS INVESTMENT DIVISION ON APRIL 29, 2002. ANNUITY UNIT VALUES PRIOR TO APRIL 29, 2002 ARE THOSE OF LOOMIS SAYLES HIGH YIELD BOND DIVISION.

(G) INCEPTION DATE: APRIL 1, 1994.

(H) THE ASSETS IN OF THE JANUS GROWTH DIVISION WERE MERGED INTO THE JANUS AGGRESSIVE GROWTH DIVISION ON APRIL 28, 2003. ANNUITY UNIT VALUES PRIOR TO APRIL 28, 2003 ARE THOSE OF JANUS GROWTH DIVISION.


(I) THE INVESTMENT DIVISION WITH THE NAME FI MID CAP OPPORTUNITIES WAS MERGED INTO THE JANUS MID CAP DIVISION, PRIOR TO THE OPENING OF BUSINESS ON MAY 3, 2004 AND WAS RENAMED FI MID CAP OPPORTUNITIES. THE INVESTMENT DIVISION WITH THE NAME FI MID CAP OPPORTUNITIES ON APRIL 30, 2004 CEASED TO EXIST. THE ANNUITY UNIT VALUES HISTORY PRESENTED HERE IS THAT OF THE JANUS MID CAP DIVISION.


(J) INCEPTION DATE: MAY 1, 2002.

METLIFE

Metropolitan Life Insurance Company ("MetLife") is a wholly-owned subsidiary of MetLife, Inc., a publicly traded company. Our main office is located at 200 Park Avenue, New York, New York 10166-0188. MetLife was formed under the laws of New York State in 1868. MetLife, Inc., through its subsidiaries and affiliates, is a leading provider of insurance and other financial services to individual and institutional customers. The MetLife companies serve individuals in approximately 13 million households in the U.S. and provide benefits to 37 million employees and family members through their plan sponsors. Outside the U.S., the MetLife companies serve approximately 9 million customers through direct insurance companies in Argentina, Brazil, Chile, China, Hong Kong, India, Indonesia, Mexico, South Korea, Taiwan and Uruguay.


METROPOLITAN LIFE
SEPARATE ACCOUNT E
We established Metropolitan Life Separate Account E on September 27, 1983. The purpose of the Separate Account is to hold the variable assets that underlie the Income Annuity Contracts and some other variable annuity contracts we issue. We have registered the Separate Account with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940.

The Separate Account's assets are solely for the benefit of those who invest in the Separate Account and no one else, including our creditors. We are obligated to pay all money we owe under the Income Annuities even if that amount exceeds the assets in the Separate Account. The assets of the Separate Account are held in our name on behalf of the Separate Account and legally belong to us. All the income, gains and losses (realized or unrealized) resulting from these assets are credited to or charged against the contracts issued from this Separate Account without regard to our other business.


VARIABLE ANNUITIES


The Income Annuities are "variable" because the value of your income payments vary based on the investment performance of the investment divisions you choose. The income payments under your Income Annuity may go up or down. Since the investment performance is not guaranteed, the amount of your income payment is at risk. The degree of risk will depend on the investment divisions you select. The Annuity Unit Value for each investment division rises or falls based on the investment performance (or "experience") of the Portfolio with the same name. This Income Annuity is not designed for those seeking to accumulate cash values for future withdrawal prior to


[SNOOPY AND WOODSTOCK PICTURE]
the date income payments are to begin. MetLife and its affiliates also offer other annuities not described in this Prospectus.


All IRAs receive tax deferral under the Internal Revenue Code. There are no additional tax benefits from funding an IRA with a deferred Income Annuity. Therefore, there should be reasons other than tax deferral for acquiring the deferred Income Annuity such as the availability of a guaranteed income for life or the death benefit.

The Income Annuities have a fixed payment option called the "Fixed Income Option." Under the Fixed Income Option, we guarantee the amount of your fixed income payments. These fixed options are not described in this Prospectus although we occasionally refer to them.

You have the opportunity to select the type of income payment suited to your needs prior to the Income Payment Start Date. Some of the income payment types guarantee an income stream for your lifetime; others guarantee both an income stream for your lifetime and the lifetime of another person (such as a spouse). Some Income Annuities guarantee a minimum time period of your choice over which MetLife will make income payments. Income Annuities also have other features. The amount of the income payments you receive will depend on such things as the income payment type you choose, your investment choices, the amount of your purchase payments, the AIR and the Income Payment Start Date.
HOW THIS INCOME ANNUITY DIFFERS FROM OTHER INCOME ANNUITIES


Income Annuities are usually purchased to produce a predictable source of income in retirement. In a typical annuity, you make a single purchase payment at about the time you anticipate retiring and begin receiving income payments generated from the annuity within twelve months. There is no accumulation of cash value in an income annuity. Instead, you are purchasing a promise to receive periodic payments from the issuing insurance company under the terms of the contract. Typically, when income payments begin within twelve months, the annuity is known as an "immediate" annuity.


The timing of your purchase of an income annuity can be a critical factor in determining the level of the payments you receive from either a fixed or variable option.

Interest rates are one factor in determining the level of income payment you would receive if you were to purchase a fixed payment option. Lower market interest rates generally result in lower income payments. Conversely, higher market interest rates generally result in higher income payments.

In connection with a variable option, as described later in this Prospectus, the number of the annuity units credited to you is one factor in determining the level of variable payments you would receive if you were to purchase a variable income option. When stock and


                          [SNOOPY TEETER TOTTER WITH WOODSTOCK GRAPHIC]
       The group Income Annuities described in this Prospectus are offered to an employer, association, trust or other group for its employees, members or participants.

bond markets are "low", you would generally be credited with more annuity units at purchase of the annuity than if the stock and bond markets are "high". Conversely, if stock and bond markets are "high", you would generally be credited with fewer annuity units at purchase of the annuity than if the stock and bond markets are "low".


In effect, your decision as to when you purchase an income annuity, which is likely driven by when you retire (a factor over which you may have limited control), has a direct impact on your level of future income payments, since it is highly dependent upon the interest rates and stock and bond market conditions at the time you make that single purchase payment.


This Income Annuity offers the potential to lessen the link between the level of payments that you receive and the timing of when your purchase payments start. This Income Annuity differs from a typical income annuity in two respects: you may make more than one purchase payment and you may choose to begin to receive income payments at some point in the future (the "Income Payment Start Date"). Like a typical income annuity, this Income Annuity is a "pure" annuity in which the income payment period can commence immediately and there is no accumulated cash value. Here with each payment, MetLife is making an irrevocable promise to make lifetime income payments based upon the value of the annuity units credited to you at the time each purchase payment is made. Under this Income Annuity, you are permitted to make multiple purchase payments over a period of years up until the time you decide to begin taking income payments. Consequently, this Income Annuity does not qualify as an "immediate" annuity. Instead, it is a "deferred" annuity. During the deferral period, this Income Annuity lets you "dollar cost average" into your income payments by "purchasing" parts of your future income at various interest rate levels and at various stock and bond prices. Of course, dollar cost averaging cannot guarantee a profit or avoid a loss. It involves continuous investment in securities regardless of fluctuating prices. You should consider your financial ability to continue to make purchase payments through periods of low prices.



In a typical income annuity, you choose the Income Payment Start Date and income payment type at application, and the decision is irrevocable. You may also be able to choose the assumed investment return. Because this Income Annuity permits multiple purchase payments over a long time period, the choices you made at application with respect to the AIR, Income Payment Start Date and income payment type may be changed. The AIR and income payment type may be changed once to take effect on the Income Payment Start Date. The Income Payment Start Date may be changed at any time before income payments actually begin. During the deferral period, we assume that you have chosen a Lifetime Income Annuity for purposes of calculating the number of annuity units credited to you. You choose your income payment type to take effect at your Income Payment Start Date shortly prior to that date. If any of these three factors -- the AIR, income payment type and Income Payment Start Date -- change, the annuity purchase rate will change as well. Consequently, the number of annuity units credited to you will also change and your variable income payments will be adjusted at the time income payments begin to take into account the effect of these changes. For the Income Annuity sold as an individual retirement annuity, income payments must begin no later than the April 1st of the calendar year following the year in which you attain age 70 1/2.


YOUR INVESTMENT CHOICES
The Metropolitan Fund, Met Investors Fund and American Funds and each of their Portfolios are more fully described in their respective prospectuses and SAIs. The SAIs are available upon your request. The Metropolitan Fund, Met Investors Fund and American Funds prospectuses are attached at the end of this Prospectus. You should read these prospectuses carefully before making purchase payments to the investment divisions. The Class A shares available to the Income Annuities do not impose any 12b-1 Plan fees. However, 12b-1 Plan fees are imposed on the American Funds Portfolios, which are Class 2.

Starting with the most conservative Portfolio, the investment choices are listed in the approximate risk relationship among the available Portfolios with all those within the same investment style listed in alphabetical order. You should understand that each Portfolio incurs its own risk which will be dependent upon the investment decisions made by the respective Portfolio's investment manager. Furthermore, the name of a Portfolio may not be indicative of all the investments held by the Portfolio. The list is intended to be a guide. Please consult the appropriate Fund prospectus for more information regarding the investment objectives and investment practices of each Portfolio. Since your income payments are subject to the risks associated with investing in stocks and bonds, your variable income payments based on amounts allocated to the investment divisions may go down as well as up.

                                         [SNOOPY READING MENU GRAPHIC]

Salomon Brothers U.S. Government       Seeks to maximize total return
  Portfolio                            consistent with preservation of
                                       capital and maintenance of liquidity

PIMCO Total Return Portfolio           Seeks maximum total return,
                                       consistent with the preservation of
                                       capital and prudent investment
                                       management

State Street Research Bond Income      Seeks competitive total return
  Portfolio                            primarily from investing in
                                       fixed-income securities

Lehman Brothers(R) Aggregate Bond      Seeks to equal the performance of the
  Index Portfolio                      Lehman Brothers Aggregate Bond Index

Salomon Brothers Strategic Bond        Seeks to maximize total return
  Opportunities Portfolio              consistent with preservation of
                                       capital

Lord Abbett Bond Debenture Portfolio   Seeks high current income and the
                                       opportunity for capital appreciation
                                       to produce a high total return

MFS Total Return Portfolio             Seeks a favorable total return
                                       through investment in a diversified
                                       portfolio

State Street Research Diversified      Seeks high total return while
  Portfolio                            attempting to limit investment risk
                                       and preserve capital

Neuberger Berman Real Estate           Seeks to provide total return through
  Portfolio                            investment in real estate securities,
                                       emphasizing both capital appreciation
                                       and current income

American Funds Growth-Income           Seeks both capital appreciation and
  Portfolio                            income

Davis Venture Value Portfolio          Seeks growth of capital

FI Value Leaders Portfolio             Seeks long-term growth of capital

Harris Oakmark Large Cap Value         Seeks long-term capital appreciation
  Portfolio

State Street Research Large Cap Value  Seeks long-term growth of capital
  Portfolio

MetLife Stock Index Portfolio          Seeks to equal the performance of the
                                       Standard & Poor's(R) 500 Composite
                                       Stock Price Index

MFS Investors Trust Portfolio          Seeks long-term growth of capital
                                       with a secondary objective to seek
                                       reasonable current income

State Street Research Investment       Seeks long-term growth of capital and
  Trust Portfolio                      income

American Funds Growth Portfolio        Seeks capital appreciation through
                                       stocks

Janus Aggressive Growth Portfolio      Seeks long-term growth of capital

Met/Putnam Voyager Portfolio           Seeks capital appreciation

State Street Research Large Cap        Seeks long-term growth of capital
  Growth Portfolio

T. Rowe Price Large Cap Growth         Seeks long-term growth of capital
  Portfolio                            and, secondarily, dividend income

Harris Oakmark Focused Value           Seeks long-term capital appreciation
  Portfolio

Neuberger Berman Partners Mid Cap      Seeks capital growth
  Value Portfolio

FI Mid Cap Opportunities Portfolio     Seeks long-term growth of capital

Met/AIM Mid Cap Core Equity Portfolio  Seeks long-term growth of capital

MetLife Mid Cap Stock Index Portfolio  Seeks to equal the performance of the
                                       Standard & Poor's(R) MidCap 400
                                       Composite Stock Price Index

State Street Research Aggressive       Seeks maximum capital appreciation
  Growth Portfolio

T. Rowe Price Mid-Cap Growth           Seeks to provide long-term growth of
  Portfolio                            capital

State Street Research Aurora           Seeks high total return, consisting
  Portfolio                            principally of capital appreciation

The degree of investment risk you assume will depend on the investment divisions you choose. We have listed your choices in the approximate order of risk from the most conservative to the most aggressive with all those within the same investment style listed in alphabetical order.

The investment divisions generally offer the opportunity for greater returns over the long term than our Fixed Income Option.

While the investment divisions and their comparably named Portfolios may have names, investment objectives and management which are identical or similar to publicly available mutual funds, these investment divisions and Portfolios are not those mutual funds. The Portfolios most likely will not have the same performance experience as any publicly available mutual fund.


Loomis Sayles Small Cap Portfolio      Seeks long-term capital growth from
                                       investments in common stocks or other
                                       equity securities

Russell 2000(R) Index Portfolio        Seeks to equal the return of the
                                       Russell 2000 Index

Franklin Templeton Small Cap Growth    Seeks long-term capital growth
  Portfolio

Met/AIM Small Cap Growth Portfolio     Seeks long-term growth of capital

T. Rowe Price Small Cap Growth         Seeks long-term capital growth
  Portfolio

Scudder Global Equity Portfolio        Seeks long-term growth of capital

FI International Stock Portfolio       Seeks long-term growth of capital

Harris Oakmark International           Seeks long-term capital appreciation
  Portfolio

MFS Research International Portfolio   Seeks capital appreciation

Morgan Stanley EAFE(R) Index           Seeks to equal the performance of the
  Portfolio                            MSCI EAFE Index

PIMCO PEA Innovation Portfolio         Seeks capital appreciation; no
                                       consideration is given to income

American Funds Global Small            Seeks capital appreciation through
  Capitalization Portfolio             stocks

Your investment choices may be limited because:

* Your employer, association or other group contract holder limits the available investment divisions.

*   We have restricted the available investment divisions.

The investment divisions buy and sell shares of corresponding mutual fund portfolios. These Portfolios, which are part of the Metropolitan Fund, the Met Investors Fund or the American Funds invest in stocks, bonds and other investments. All dividends declared by the Portfolios are earned by the Separate Account and reinvested. Therefore, no dividends are distributed to you under the Income Annuities. You pay no transaction expenses (i.e., front-end or back-end sales load charges) as a result of the Separate Account's purchase or sale of these mutual fund shares. The Portfolios of the Metropolitan Fund and the Met Investors Fund are available by purchasing annuities and life insurance policies from MetLife or certain of its affiliated insurance companies and are never sold directly to the public. The American Funds Portfolios are made available by the American Funds only through various insurance company annuities and insurance policies.

The Metropolitan Fund, the Met Investors Fund and the American Funds are each a "series" type fund registered with the Securities and Exchange Commission as an "open-end management investment company" under the Investment Company Act of 1940 (the "1940 Act"). A "series" fund means that each Portfolio is one of several available through the fund.

The Portfolios of the Metropolitan Fund pay MetLife Advisers, LLC, a MetLife affiliate, a monthly fee for its services as their investment manager. The Portfolios of the Met Investors Fund pay Met Investors Advisory LLC, a MetLife affiliate, a monthly fee for its services as their investment manager. The Portfolios of the American Funds pay Capital Research and Management Company a monthly fee for its services as their investment manager. These fees, as well as other expenses paid by each Portfolio, are described in the applicable prospectus and SAI for the Metropolitan Fund, Met Investors Fund or American Funds.

In addition, the Metropolitan Fund and the Met Investors Fund prospectuses each discuss other separate accounts of MetLife and its affiliated insurance companies and certain qualified retirement plans that invest in the Metropolitan Fund or the Met Investors Fund. The risks of these arrangements are also discussed in each Fund's prospectus.


INCOME ANNUITIES


Income Annuities provide you with a regular stream of income payments for your lifetime. You have the flexibility to select a stream of income to meet your needs. The Income Annuity may be purchased with periodic purchase payments. You bear any investment risk during the deferral period and the period when income payments are being made to you. There is no minimum deferral period. Income payments may begin at any time after the Income Annuity is issued. Regardless of the length of the deferral period, this Income Annuity is not designed for those seeking to accumulate cash values for future withdrawal prior to the date income payments are to begin. The Income Annuity currently may not be available in all states.


We do not guarantee that your variable payments will be a specific amount of money. You may choose to have a portion of the payment fixed and guaranteed under the Fixed Income Option. Under the Fixed Income Option, we guarantee the amount of the income payment attributable to the Fixed Income Option until you make a reallocation from the Fixed Income Option.


At present, the Non-Qualified Income Annuity will not accept purchase payments made under an exchange from another annuity as permitted by the Federal income tax law. In the future, we may permit such purchase payments to be made.


You must notify us in writing to start income payments.



If you do not elect to begin income payments by the date specified in your Contract, we will automatically issue you a Lifetime Income Annuity with a 10 year guarantee period. In that case, if you do not tell us otherwise, your Fixed Income Option and the annuity units credited to you will be used to provide income payments.

INCOME PAYMENT TYPES

There are three people who are usually involved in payments under your Income
Annuity:
* Owner: the person or entity which has all rights under the Income Annuity including the right to direct who receives payment.

* Annuitant: the person whose life is the measure for determining the duration and sometimes the dollar amount of payments.

* Beneficiary: the person who receives continuing payments or a lump sum if the annuitant dies.


                                            [SNOOPY SUNBATHING GRAPHIC]

Under the Income Annuity, the owner and the annuitant must be the same person. Joint owners are not permitted.


Currently, we provide you with a wide variety of income payment types to suit a range of personal preferences. We assume that you have chosen a Lifetime Income Annuity during the deferral period. You may choose another income payment type to take effect at the Income Payment Start Date. If you change the income payment type, the annuity purchase rate will change, which will cause an adjustment to the number of annuity units credited to you. Consequently, an adjustment to your variable income payment will be made to reflect the change in payment form.


Your income payment amount will depend in large part on the type of income payment you choose. For example, if you select a "Lifetime Income Annuity for Two," your payments will typically be lower than if you select a "Lifetime Income Annuity." When you select an income type, it will apply to both fixed income payments and variable income payments. We reserve the right to limit or stop issuing any of the income types currently available based upon legal requirements or other considerations. We reserve the right to commute or otherwise pay the value of any remaining income payments over a period which would comply with Federal income tax law. The following income payment types are available:

LIFETIME INCOME ANNUITY: A variable income that is paid as long as the annuitant is living.

LIFETIME INCOME ANNUITY WITH A GUARANTEE PERIOD: A variable income that continues as long as the annuitant is living but is guaranteed to be paid for a number of years. If the annuitant dies before all of the guaranteed payments have been made, payments are made until the end of the guaranteed period. No payments are made once the guarantee period has expired and the annuitant is no longer living.

LIFETIME INCOME ANNUITY FOR TWO: A variable income that is paid as long as either of two annuitants is living. After one annuitant dies, payments continue to be made as long as the other annuitant is living. In that event, payments may be the same as those made while both annuitants were living or may be a smaller percentage that is selected when the annuity is purchased. No payments are made once both annuitants are no longer living.


LIFETIME INCOME ANNUITY FOR TWO WITH A GUARANTEE PERIOD: A variable income that continues as long as either of two annuitants is living but is guaranteed to be paid (unreduced by any percentage selected) for a number of years. If both annuitants die before all of the guaranteed payments have been made, payments are made until the end of the guaranteed period. If one annuitant dies after the guarantee period has expired, payments continue to be made as long as the other annuitant is living. In that event, payments may be the same as those made while both annuitants were living or may be a smaller


      You may choose the frequency of your income payments. For example, you may receive your payments on a monthly, quarterly, semi-annual or annual basis.

                         When deciding how to receive income, consider:
                                       - The amount of income you need;


                 - The amount you expect to receive from other sources;
                       - The growth potential of other investments; and
                                  - How long you would like your income to last.

[SNOOPY ON BEACH GRAPHIC]
 28
percentage that is selected when the annuity is purchased. No payments are made once the guarantee period has expired and both annuitants are no longer living.

PURCHASE PAYMENTS

The minimum monthly purchase amount for the Non-Qualified Income Annuity is $50 for automated purchase payments. With automated purchase payments you elect to have your employer deduct an amount from your salary and make the purchase payment for you. If we agree, you may elect to have your bank make purchase payments for you by deducting money from your bank account. Otherwise, the minimum purchase payment for the Non-Qualified Income Annuity is $1,000.

The IRA Income Annuity accepts only purchase payments that consist of lump sum rollover amounts from qualified investment vehicles ("IRA rollovers") as long as all applicable Federal income tax requirements are met. For IRAs, the initial minimum purchase payment is $5,000. We will accept any amount we are required to accept under applicable law for subsequent purchase payments.

Once income payments begin, you may not make any additional purchase payments.


We will issue the Non-Qualified Income Annuity until age 85 and the Traditional IRA Income Annuity until age 70. We will accept purchase payments for the Non-Qualified Income Annuity until age 85 and, for the Traditional IRA Income Annuity, eligible rollovers from certain employer retirement plans and direct transfers and rollovers from other IRAs may be made, in accordance with our procedures, prior to the Income Payment Start Date.


ALLOCATION OF PURCHASE PAYMENTS

You decide how your purchase payments are allocated among the Fixed Income Option and the investment divisions. You can change your allocations for future purchase payments. We will make allocation changes when we receive your request for a change. You may also specify an effective date for the change as long as it is within 30 days after we receive the request.

LIMITS ON PURCHASE PAYMENTS

Your ability to make purchase payments may be limited by:

     --   Federal tax laws or regulatory requirements;

     --   Our right to limit the total of your purchase payments to $1,000,000;
          and

     -- Our right to refuse additional purchase payments if our contract with your employer should be discontinued. If this is the case, we will give you 60 days notice of the discontinuance date. Purchase payments may continue during the notice period.

THE VALUE OF YOUR INCOME PAYMENTS


Each time you make a purchase payment you are purchasing a part of your future variable income payment. In this section, we describe how your initial purchase payment is valued and converted into annuity units, the value of which fluctuates with investment experience. Similarly, each subsequent purchase payment is valued and converted into annuity units following the same procedure. When you begin income payments, we aggregate the annuity units to produce a single income payment which continues to fluctuate with investment experience (benchmarked by the AIR). In this section, we also describe how your total number of annuity units may change (and your income payments as well) if you change your AIR, Income Payment Start Date or income payment type.


INITIAL VARIABLE INCOME PAYMENT


The initial variable income payment is a hypothetical payment which is calculated based on the amount of each purchase payment and the annuity purchase rate which reflects the age and sex (if applicable) of the measuring life, the Income Payment Start Date, income payment type selected (in the deferral stage, we assume this will be a Lifetime Income Annuity) and the AIR ("Assumed Investment Return"). This initial variable income payment is used to establish the number of annuity units credited to you. It is not the amount of your actual first variable income payment unless your first income payment is due within 10 days of the purchase payment.


ANNUITY UNITS


Annuity units are credited to you each time you make a purchase payment. Before we determine the number of annuity units to credit to you, we reduce a purchase payment by any premium taxes, if applicable. We then compute an initial income payment amount from this net purchase payment and the current annuity purchase rate. We then divide the initial income payment allocated to an investment division by that investment division's Annuity Unit Value on the date of the transaction. The result is the number of annuity units credited for that investment division.


EXAMPLE: DETERMINING THE NUMBER OF ANNUITY UNITS

Assume the following:


     -- We calculate an initial variable income payment based on the AIR, a Lifetime Income Annuity income payment type, Income Payment Start Date, the age and sex (if applicable) of the measuring life (all of which are reflected in the annuity purchase rate) and the amount of the purchase payment. (For example, if we assume an annuity purchase rate of $100 and the purchase payment is $10,000, the initial variable income payment is $1,000. $10,000 / $100 = $1,000.)



     We apply the better of the guaranteed annuity purchase rates in your Income

         Annuity or our current annuity purchase rates to each purchase payment. 30

     -- You have chosen to allocate this $1,000 in equal amounts to two investment divisions (i.e., $500 to each); and

     -- On the day the purchase payment is received in good order, the Annuity Unit Values for investment division A is $10.00 and for investment division B is $12.50.

We credit the Income Annuity with annuity units as follows:

    $500 / $10.00 = 50 ANNUITY UNITS ALLOCATED TO INVESTMENT
                       DIVISION A
    $500 / $12.50 = 40 ANNUITY UNITS ALLOCATED TO INVESTMENT
                       DIVISION B


Then, to calculate your current variable income payment, we multiply the number of annuity units by the current Annuity Unit Values.



EXAMPLE: MULTIPLE PURCHASE PAYMENTS



This Income Annuity is designed to accept multiple purchase payments over time. As you age, the annuity purchase rate changes as well. Even if the stock and bond markets were to be at exactly the same value each time you made a purchase payment, the number of annuity units credited to you over time with each purchase payment would be different. Consequently, the amount of each initial variable income payment purchased over time will differ. This dynamic -- the change in the annuity purchase rate -- interacts with the changes in the stock and bond markets and permits you to "dollar cost average" into your future variable income stream.



1.  First Purchase Payment



    Assumptions: Individual age 55, Income Payment Start Date age 65, AIR 4%, purchase payment $5,000, annuity unit value $10.00, annuity purchase rate $100.



    - Initial Income Payment is equal to the purchase payment divided by the annuity purchase rate.



                                  $5,000 / $100 = $50



    - The number of annuity units credited is equal to the income payment divided by the value of an annuity unit.



                              $50 / $10 = 5 ANNUITY UNITS



2.  Next Subsequent Purchase Payment



    Assumptions: The same as in the first purchase payment except that the payment is made a year later, when the individual is 56. At age 56, the annuity purchase rate is now $110.



    - Initial Income Payment is equal to the purchase payment divided by the annuity purchase rate.



                                $5,000 / $110 = $45.45

    - The number of annuity units credited is equal to the income payment divided by the value of an annuity unit.



                           $45.45 / $10 = 4.54 ANNUITY UNITS



         TOTAL ACCUMULATED ANNUITY UNITS = 5 + 4.54 = 9.54 ANNUITY UNITS



    In reality, it is likely that the value of an annuity unit will have changed over time to reflect investment experience. Consequently, the number of annuity units credited with each purchase payment will likely differ due to changes in both investment experience and the annuity purchase rate.


AIR AS A BENCHMARK FOR INCOME PAYMENTS

Your income payments are determined by using the AIR to benchmark the investment experience of the investment divisions you select. The AIR is stated in your contract and may range from 3% to 6%. The higher your AIR, the higher your initial variable income payment attributable to that purchase payment will be. Your variable income payment attributable to that purchase payment will increase approximately in proportion to the amount by which the investment experience for the underlying portfolio minus the Separate Account charge (This resulting number is the net investment return.) exceeds the AIR. Likewise, your income payment attributable to that purchase payment will decrease to the approximate extent the net investment return for the underlying portfolio is less than the AIR. A lower AIR will result in a lower initial variable income payment, but subsequent variable income payments will increase more rapidly or decline more slowly than if you had elected a higher AIR as changes occur in the investment experience of the investment divisions.

The amount of each variable income payment is determined ten days prior to your income payment date. If your first income payment is scheduled to be paid less than 10 days after your last purchase payment, then the amount of your first income payment will be determined on the date of your last purchase payment.

THE EFFECT OF THE AIR ON SUBSEQUENT VARIABLE INCOME PAYMENTS
(Assumes that no income payments have been paid and that there have been no reallocations.)

If the net investment experience:  Then your variable income payment will (relative to the previous
                                   income payment):
  Exceeds the AIR                    Increase
  Equals the AIR                     Stay the same
  Is less than the AIR               Decrease

EXAMPLE OF A 3% AIR

Assume that a purchase payment allocated to a certain investment division results in an initial variable income payment of $1,000. A year later we calculate how the income payment amount attributable to that

                 The AIR is stated in your contract and may range from 3% to 6%. 32 purchase payment has changed. Assume that the investment experience for the underlying portfolio (minus the Separate Account charge) is up 10% (exceeds the AIR). Your variable income payment attributable to that investment division would be $1,067.96. The percentage change between the initial variable income payment attributable to that purchase payment and this income payment a year later is a 6.8% INCREASE.

However, assume instead that the investment experience for the underlying portfolio (minus the Separate Account charge) is down 10% (is less than the AIR). Your next variable income payment attributable to that purchase payment would be $873.79. Note that now the percentage change between the initial variable income payment attributable to that purchase payment and this income payment a year later is a 12.6% DECREASE.

VALUATION

This is how we calculate the Annuity Unit Value for each investment division:

* First, we determine the investment experience (which reflects the deduction for any investment-related charge) for the underlying portfolio from the previous trading day to the current trading day;

* Next, we subtract the daily equivalent of your Separate Account charge for each day since the last day the Annuity Unit Value was calculated; the resulting number is the net investment return;

* Then, we multiply by an adjustment factor based on your AIR for each day since the last Annuity Unit Value was calculated; and


* Finally, we multiply the previous Annuity Unit Value by this result to obtain the new Annuity Unit Value.

EXAMPLE: CALCULATING THE ANNUITY UNIT VALUE

Assume the following:

     --   Yesterday's Annuity Unit Value was $10.20;

     -- The number we calculate for today's change in investment experience (which reflects the deduction for the investment-related charge) is
          1.02 (up 2%);

     --   The daily equivalent of the Separate Account charge is 0.000025905;
          and

     --   The daily equivalent of the adjustment for a 3% AIR is 0.99991902.

The new Annuity Unit Value is:
  (1.02 - .000025905) X 0.99991902 X $10.20 = $10.40

However, now assume that today's change in investment experience (which reflects the deduction for the investment-related charge) is .98 (down 2%) instead of 1.02.

The new Annuity Unit Value is:
  (.98 - .000025905) X 0.99991902 X $10.20 = $9.99


EXAMPLE: MULTIPLE PURCHASE PAYMENTS



As indicated earlier, as you age, the annuity purchase rate will change, which will affect the number of annuity units credited to you with each purchase payment. Over time the value of the annuity units credited with each purchase payment will also fluctuate, based upon the investment experience of the stock and bond markets. Once income payments begin, we aggregate the number of annuity units to produce a single income payment which continues to fluctuate with investment experience. Note, however, that the underlying components -- annuity units -- were "purchased" at different annuity purchase rates and stock and bond market values.



1. First Purchase Payment



   Assumptions: Individual age 55, Income Payment Start Date age 65, AIR 4%, purchase payment $5,000, annuity unit value $10.00, annuity purchase rate $100, 5 annuity units were credited.



2. Next Subsequent Purchase Payment



   Assumptions: The same as in the first purchase payment except that the payment is made a year later, when the individual was 56. At age 56, the annuity purchase rate is now $110. In addition, the value of an annuity unit is now $12.00, reflecting gains in investment experience during the year.



     -- Income Payment is equal to the purchase payment divided by the annuity purchase rate.



                             $5,000 / $100 = $45.45



     -- The number of annuity units credited is equal to the income payment divided by the value of an annuity unit.



                      $45.45 / $12.00 = 3.79 ANNUITY UNITS



        TOTAL ACCUMULATED ANNUITY UNITS = 5 + 3.79 = 8.79 ANNUITY UNITS


HOW CHANGES IN THE AIR, INCOME PAYMENT TYPE AND INCOME PAYMENT START DATE AFFECT YOUR INCOME PAYMENTS


Unlike a typical income annuity, this Income Annuity has a deferral period. While income payments may begin at any time following the issue of the Income Annuity, the design of the Income Annuity contemplates that you may be making purchase payments for a period of years. Like a typical company sponsored pension plan, the Income Annuity determines future income payments assuming that you receive those income payments in the form of a Lifetime Income Annuity. The future income payments are also determined based on the AIR and the Income Payment Start Date that you chose when the Income Annuity was issued.

Like a typical company sponsored pension plan, you may decide to change any one of these three components. You may decide to receive income payments at an earlier or later age (to the extent permitted by the Federal tax laws). You may decide that your payments should be based on and benchmarked against a different AIR. You may decide that you wish to provide a guarantee of lifetime income payments not only for yourself, but for another person, typically a spouse. Each of these components (along with investment performance) is used to determine what variable income payments you are due. If any of these components should change, the annuity purchase rate will change. Consequently, the number of annuity units we have credited to you will change as well. To take into account such changes, an actuarial adjustment will be made to your income payment to reflect these changes. The formula that takes this change into account is:



                                                Annuity Purchase Rate
                                                Using Original
                     Total Income Payment       Components
Adjusted Payment =     Due to All Prior     X   ----------------------
                      Purchase Payments         Annuity Purchase Rate
                                                Using Changed
                                                Components



The adjusted payment is then divided by the current annuity unit value to determine the adjusted number of annuity units. These annuity units are now the basis for determining the amount of each subsequent income payment to be made over your lifetime.



The following examples demonstrate how changes in these components change the number of annuity units and the income payment.


CHANGE IN INCOME PAYMENT START DATE


Assumptions: Individual has a $1,000 monthly payment starting at age 65; 4% AIR, Lifetime Income Annuity Payment Type, 10 accumulated annuity units, current annuity unit value $100.00.


EXAMPLE 1. Income Payment Start Date is changed to age 63 (i.e., payments start 2 years earlier)

                              Purchase Rate for Lifetime Income
                              Annuity Starting in 2 years at Age
                              65
Adjusted Payment =  $1,000 X  ------------------------------------
                              Purchase Rate for Lifetime Income
                              Annuity Starting Immediately at Age
                              63
                              $165
                 =  $1,000 X  ----
                              $185


                 =  $1,000 X  89.189%
Adjusted Payment =  $891.89
   Adjusted Number
 of Annuity Units
                 =  $891.89 /  $100.00 = 8.9189


Since more payments will be paid if the Income Payment Start Date occurs two years earlier, the initial income payment is smaller than what might have been paid if the Income Payment Start Date had not been changed. The adjusted number of annuity units is also now lower.


EXAMPLE 2. Income Payment Start Date is changed to age 67 (i.e., payments are delayed 2 years)


                                               Purchase Rate for
                                               Lifetime Income Annuity
                                               Starting Immediately at
                    Total Income Payment       Age 65
Adjusted Payment =    Due to All Prior     X   -----------------------
                     Purchase Payments         Purchase Rate for
                                               Lifetime Income Annuity
                                               Starting in 2 years at
                                               Age 67


                              $180
                 =  $1,000 X  ----
                              $160


                 =  $1,000 X  112.500%
Adjusted Payment =  $1,125.00
   Adjusted Number
 of Annuity Units
                 =  $1,125.00 / $100.00 = 11.25



Since there will now be fewer income payments made than if the Income Payment Start Date had not been changed, the initial income payment (and adjusted number of annuity units) is larger.


CHANGE IN AIR

EXAMPLE 3.  AIR is changed to 3%


                                               Purchase Rate for
                                               Lifetime Income Annuity
                                               Starting at Age 65
                    Total Income Payment       based on 4% AIR
Adjusted Payment =    Due to All Prior     X   -----------------------
                     Purchase Payments         Purchase Rate for
                                               Lifetime Income Annuity
                                               Starting at Age 65
                                               based on 3% AIR



                 =  $1,000 X  $180
                              ----
                              $200
                 =  $1,000 X  90.00%
Adjusted Payment =  $900.00
   Adjusted Number
 of Annuity Units
                 =  $900.00 /  $100.00 = 9



Since the new benchmark AIR which income payments are based on is lower, the initial income payment (and the resulting number of annuity units) will also be lower. However, subsequent income payments will increase more rapidly or decline more slowly than if the AIR remained at 4%.

EXAMPLE 4.  AIR is changed to 5%


                                               Purchase Rate for
                                               Lifetime Income Annuity
                                               Starting at Age 65
                    Total Income Payment       based on 4% AIR
Adjusted Payment =    Due to All Prior     X   -----------------------
                     Purchase Payments         Purchase Rate for
                                               Lifetime Income Annuity
                                               Starting at Age 65
                                               based on 5% AIR


                              $180
                 =  $1,000 X  ----
                              $160


                 =  $1,000 X  112.50%
Adjusted Payment =  $1,125.00
   Adjusted Number
 of Annuity Units
                 =  $1,125.00 / $100.00 = 11.25



Since the new benchmark AIR which income payments are based on is higher, the initial income payment (and the resulting number of annuity units) is also higher. However, subsequent income payments will increase more slowly or decline more rapidly than if the AIR remained at 4%.


CHANGE IN INCOME PAYMENT TYPE

Added Assumption: Second measuring life is age 65

EXAMPLE 5. Individual changes from Lifetime Income Annuity to Lifetime Income Annuity for Two


                                               Purchase Rate for
                                               Lifetime Income Annuity
                                               Starting at Age 65
                    Total Income Payment       -----------------------
Adjusted Payment =    Due to All Prior     X   Purchase Rate for
                     Purchase Payments         Lifetime Income for Two
                                               Annuity Starting at Age
                                               65


                              $180
                 =  $1,000 X  ----
                              $210


                 =  $1,000 X  85.714%
Adjusted Payment =  $857.14
   Adjusted number
 of annuity units
                 =  $857.14 /  $100.00 = 8.5714


Since more income payments may be made over the course of two lifetimes instead of one, the initial income payment will be lower.

PUTTING IT ALL TOGETHER -- EARLIER INCOME PAYMENT START DATE; HIGHER AIR; AND LIFETIME INCOME ANNUITY FOR TWO CHOSEN

EXAMPLE 6. AIR is changed to 5%, income payments start two years earlier and Lifetime Income for Two Chosen


                                               Purchase Rate for
                                               Lifetime Income Annuity
                                               Starting at Age 65
                    Total Income Payment       based on 4% AIR
Adjusted Payment =    Due to All Prior     X   -----------------------
                     Purchase Payments         Purchase Rate for
                                               Lifetime Income for Two
                                               Annuity Starting
                                               Immediately at Age 63
                                               based on 5% AIR



                 =  $1,000 X  $165
                              ----
                              $190
                 =  $1,000 X  86.842%
Adjusted Payment =  $868.42
Adjusted number of
    annuity units
                 =  $868.42 /  $100.00 = 8.6842



Since all three components changed, the new initial income payment reflects the interplay of all three changes. Notice that Example 6 results in a slightly higher initial payment than in Example 5 where only the income payment type was changed. The effect of the change in the AIR tended to increase the income payment. The change in the Income Payment Start Date tended to reduce the income payment. The net effect was to reduce the income payment. In addition, the number of credited annuity units changed. The new number of annuity units will be the basis for determining future income payments for life.


REALLOCATION PRIVILEGE

You can reallocate among the investment divisions and the Fixed Income Option both before and after the Income Payment Start Date.

There is no charge to make a reallocation. Your request for a reallocation tells us to move, in accordance with your instructions, the underlying portfolio shares or other funds we have designated in the investment divisions to generate your income payments.

For us to process a reallocation, you must tell us:

     --   The percentage of the income payment to be reallocated;

     -- The investment divisions (or Fixed Income Option) from which you want the income payment to be reallocated; and

     -- The investment divisions or Fixed Income Option (and the percentages allocated to each) to which you want the income payment to be reallocated.

When you request a reallocation from an investment division to the Fixed Income Option, the payment amount will be adjusted at the time of reallocation. Your payment may either increase or decrease due to

                                                   [WOODSTOCK AND MONEY GRAPHIC]
 38
this adjustment. The adjusted payment will be calculated in the following manner.

     -- First, we update the income payment amount to be reallocated from the investment division based upon the applicable Annuity Unit Value at the time of the reallocation;

     -- Second, we use the AIR to calculate an updated annuity purchase rate based upon your age, sex (if applicable) at the time of the reallocation;

     -- Third, we calculate another updated annuity purchase rate using our current fixed income annuity purchase rates on the date of your reallocation (but not less favorable than the annuity purchase rate guaranteed for your group);

     -- Finally, we determine the adjusted payment amount by multiplying the updated income amount determined in the first step by the ratio of the annuity purchase rate determined in the second step divided by the annuity purchase rate determined in the third step.

When you request a reallocation from the Fixed Income Option to an investment division, a similar adjustment will be made to your payment at the time of the reallocation. However, in this case the payment adjustment will be determined by multiplying the income payment amount to be reallocated from the Fixed Income Option by the ratio of the annuity purchase rate determined in the third step above divided by the annuity purchase rate determined in the second step above.

When you request a reallocation from one investment division to another, annuity units in one investment division are liquidated and annuity units in the other investment division are credited to you. There is no adjustment to the income payment amount. Future income payment amounts will be determined based on the Annuity Unit Value for the investment division to which you have reallocated.

You generally may make a reallocation on any day the Exchange is open. At a future date we may limit the number of reallocations you may make, but never to fewer than one a month. If we do so, we will give you advance written notice. We may limit a beneficiary's ability to make a reallocation.

We have policies and procedures that attempt to detect transfer/ reallocation activity that may adversely affect other contract holders or participants/annuitants or Fund shareholders in situations where there is potential for pricing inefficiencies or that involve relatively large single or grouped transactions by one or more contract holders or participants/annuitants (i.e., market timing). We employ various means to try to detect such transfer/reallocation activity, such as periodically examining the number of transfers/reallocations and/or the number of "round trip" transfers/reallocations into and out of particular investment divisions made by contract holders and participants/annuitants within given periods of time and/or investigating transfer/reallocation activity identified by our MetLife Designated Office or the Funds on a case-by-case basis. We may revise these policies and procedures in our sole discretion at any time without prior notice.

The detection and deterrence of harmful transfer/reallocation activity involves judgments that are inherently subjective. Our ability to detect such transfer/reallocation activity may be limited by operational and technological systems, as well as our ability to predict strategies employed by contract holders and participants/annuitants to avoid such detection. Our ability to restrict such transfer/reallocation activity may be limited by provisions of the Income Annuity. We apply our policies and procedures without exception, waiver, or special arrangement, although we may vary our policies and procedures among our variable contracts and investment divisions and may be more restrictive with regard to certain contracts or investment divisions than others. Accordingly, there is no assurance that we can prevent all transfer/reallocation activity that may adversely affect contract holders or participants/annuitants or Fund shareholders. In addition, we cannot guarantee that the Funds will not be harmed by transfer/reallocation activity related to other insurance companies and/or retirement plans that may invest in the Funds.

Our policies and procedures may result in restrictions being applied to contract holders or participants/annuitants. These restrictions may include:

     -- requiring you to send us by U.S. mail a signed, written request to make transfers/reallocations;

     -- limiting the number of transfers/reallocations you may make each Contract Year;

     -- limiting the dollar amount that may be transferred/reallocated at any one time;

     --   charging a transfer/reallocation or collecting a Fund redemption fee;

     -- denying a transfer/reallocation request from an authorized third party acting on behalf of multiple contract holders or participants/annuitants; and

     -- imposing other limitations and modifications where we determine that exercise of the transfer/reallocation privilege may create a disadvantage to other contract holders or participants/annuitants (including, but not limited to, imposing a minimum time period between each transfer/reallocation).

If restrictions are imposed on a contract holder or participant/ annuitant, we will reverse upon discovery any transaction inadvertently processed in contravention of such restrictions.

In accordance with applicable law, we reserve the right to modify or terminate the transfer/reallocation privilege at any time. We also reserve the right to defer or restrict the transfer/reallocation privilege at any time that we are unable to purchase or redeem shares of any of the Funds, including any refusal or restriction on purchases or redemptions of their shares as a result of their own policies and procedures on market timing activities. You should read each Fund prospectus for more details.

Reallocations will be made as of the end of a business day at the close of the Exchange if received in good order prior to the close of the Exchange on that business day. All other reallocation requests will be processed on the next business day.

Here are examples of the effect of a reallocation on the income payment:

     -- Suppose you choose to reallocate 40% of your income payment supported by investment division A to the Fixed Income Option and the recalculated income payment supported by investment division A is $100. Assume that the updated annuity purchase rate based on the AIR is $125, while the updated annuity purchase rate based on fixed income annuity purchase rates is $100. In that case, your income payment from the Fixed Income Option will be increased by $40 X ($125 / $100) or $50, and your income payment supported by investment division A will be decreased by $40.


     -- Suppose you choose to reallocate 40% of your $100 fixed payment supported by the Fixed Income Option to a variable income payment supported by investment division A. Assume again that the updated annuity purchase rate based on the AIR is $125, while the updated annuity purchase rate based on fixed income annuity purchase rates is $100. In that case, your income payment supported by investment division A will be increased by $40 X ($100 / $125) or $32, and your fixed payment supported by the Fixed Income Option will be decreased by $40. (The number of annuity units in investment division A will be increased as well.)



     -- Suppose you choose to reallocate 40% of your income payment supported by investment division A to investment division B and the recalculated income payment supported by investment division A is $100. Then, your income payment supported by investment division B will be increased by $40 and your income payment supported by investment division A will be decreased by $40. (Changes will also be made to the number of annuity units in both investment divisions as well.)


WITHDRAWAL OPTION

Please refer to the discussion in the Tax Section of this Prospectus concerning the possibility that the exercise of this option may result in the annuity not satisfying minimum distribution requirements.

Please also refer to the Tax Section of this Prospectus for a discussion of other possible adverse tax consequences as a result of the exercise of the withdrawal option, including the imposition and retroactive imposition of the 10% penalty tax in addition to ordinary income tax.

Post-tax or after-tax means that your purchase payment for your Income Annuity does not reduce your taxable income or give you a tax reduction.

You may make a one time withdrawal of all or some of the value of your Income Annuity during the first 60 days following the Income Payment Start Date. There is no fee or surrender charge for this withdrawal.

The value of your variable income option in your Income Annuity is the current market value of the underlying assets in the Portfolios that we have designated in the investment divisions to generate your variable income payment. The value of the fixed income portion is its commuted value which is calculated by multiplying the fixed portion of your income payment by the current fixed annuity purchase rate at the time of the withdrawal.

You generally may make a withdrawal on any business day that the Exchange is open during the permitted withdrawal period.

Your withdrawal request must be in good order and completed prior to the close of the Exchange on a business day if you want the withdrawal to take place on that day. All other withdrawals will be processed on the next business day. If you request a partial withdrawal, we will take the withdrawal proportionately from each investment division and the Fixed Income Option in which you then had an allocation. A partial withdrawal will result in a pro-rata reduction of your income payment.

We reserve the right to require receipt of a properly executed spousal consent to the extent applicable and required under the Internal Revenue Code, the Employee Retirement Income Security Act of 1974 or the Retirement Equity Act of 1984 prior to the payment of any withdrawal.

We reserve the right to limit, reduce or eliminate this option in the future where required to comply with Federal tax law to protect you and other contract holders in the investment divisions from adverse tax consequences.

DEATH BENEFIT

Your Income Annuity provides you with a death benefit in the event of your death before you start receiving income payments. If you die before income payments begin, any beneficiaries will receive the following:

A. For the variable income option: The greater of


     -- the total purchase payments allocated to the variable income option or reallocated from the Fixed Income Option to the variable option, reduced proportionately by the percentage decrease in the variable income payment amount attributable to any reallocations to the Fixed Income Option; or


     -- the market value of the underlying assets in the Portfolios that support your variable income payment at the time we receive satisfactory proof of your death.

[WOODSTOCK WRITING CHECK GRAPHIC]
 42

B. For the Fixed Income Option:


     -- the total purchase payments allocated to the Fixed Income Option or reallocated from the variable income option, accumulated at a 3% interest rate to the time we receive satisfactory proof of your death, reduced proportionately by the percentage decrease in the fixed income payment amount attributable to any reallocations to the variable income option.


We will pay the death benefit in a lump sum when we receive satisfactory proof of death.

CONTRACT FEE

There is no contract fee.

CHARGES

There are two types of charges you pay if you allocate any of your income payment to the investment divisions:

*   Separate Account charge; and

*   Investment-related charge.

SEPARATE ACCOUNT CHARGE


You will pay a Separate Account charge that is no more than .95% annually of the average value of the amounts in the Separate Account that we have designated to generate your income payments. If your Income Payment Start Date is within two years of issue of the contract, the Separate Account charge is .95% for the period of the contract during which you receive income payments. This charge pays us for general administrative expenses and for mortality and expense risk of the Income Annuity.



General administrative expenses we incur include financial, actuarial, accounting, and legal expenses.


The mortality portion of the insurance-related charge pays us for the risk that you may live longer than we estimated. Then, we could be obligated to pay you more in payments than we anticipated.

We also bear the risk that our expenses in administering the Income Annuities will be greater than we estimated (expense risk).

The charge that applies may be less than the maximum charge depending on the level of distribution assistance provided to us by your employer, association or group. The levels depend on various factors pertaining to the amount of access we are given to potential purchasers. The charge that applies to you is stated in your Income Annuity.


This charge also pays us for distribution costs to both our licensed sales persons and other broker-dealers.



The charges you pay will not reduce the number of annuity units credited to you. Instead, we deduct the charges when calculating the Annuity Unit Value.

INVESTMENT-RELATED CHARGE

This charge has two components. The first pays the investment managers for managing money in the Portfolios. The second consists of Portfolio operating expenses and 12b-1 Plan fees. One class of shares available to the Income Annuities has 12b-1 Plan fees, which pay for distribution expenses. The percentage you pay for the investment-related charge depends on the investment divisions you select. Amounts for each investment division for the previous year are listed in the Table of Expenses.


REALLOCATION FEE



Currently there is no reallocation fee. We reserve the right to impose a reallocation fee that will be no greater than $30 per reallocation. If we impose the fee, it will be deducted from any reallocated amounts.


PREMIUM AND OTHER TAXES

Some jurisdictions tax what are called "annuity considerations." We deduct money to pay "premium" taxes (also known as "annuity" taxes) when you make the purchase payment.

Premium taxes, if applicable, currently range from .5% to 3.5% depending on the Income Annuity you purchased and your home state or jurisdiction. A chart in the Appendix shows the jurisdictions where premium taxes are charged and the amount of these taxes.

We also reserve the right to deduct from purchase payments, withdrawals or income payments, any taxes (including but not limited to premium taxes) paid by us to any government entity relating to the Income Annuities. Examples of these taxes include, but are not limited to, generation skipping transfer tax or a similar excise tax under Federal or state tax law which is imposed on payments we make to certain persons and income tax withholdings on withdrawals and income payments to the extent required by law. Death proceeds are generally includable in your gross estate for estate tax purposes. We will, at our sole discretion, determine when taxes relate to the Income Annuities. We may, at our sole discretion, pay taxes when due and deduct the corresponding amount from income payments at a later date. Payment at an earlier date does not waive any right we may have to deduct amounts at a later date.

FREE LOOK

You may cancel your Income Annuity within a certain time period. This is known as a "free look." Not all contracts issued are subject to free look provisions under state law. We must receive your request to cancel in writing. The number of days for this "free look" varies from state to state. The "free look" may also vary depending on whether you purchased your Income Annuity through the mail or your age. Depending on state law, we may refund all of your purchase

                                                          [LUCY READING GRAPHIC]
 44
payment or the value of your annuity units as of the date your refund request is received at your MetLife Designated Office in good order.

If you do not cancel your Income Annuity during the "free look" period, your decision to purchase the Income Annuity is irrevocable.

You retain the right to take a full withdrawal of the value of your contract if taken within sixty days following your Income Payment Start Date.

GENERAL INFORMATION
ADMINISTRATION

All transactions will be processed in the manner described below.

PURCHASE PAYMENTS

Send your purchase payments, by check or money order made payable to "MetLife," to your MetLife Designated Office. Your employer may also send purchase payments on your behalf. (We reserve the right to receive purchase payments by other means acceptable to us.) We will provide you with all necessary forms. We must have all documents in good order to credit your initial purchase payments.

Purchase payments are effective and valued as of the close of the Exchange, on the day we receive them in good order at your MetLife Designated Office, except when they are received:

*   On a day when the Annuity Unit Value is not calculated, or

*   After the close of the Exchange.

In those cases, the purchase payments will be effective the next day the Annuity Unit Value is calculated.


We reserve the right to credit your initial purchase payment to you within two days after its receipt at your MetLife Designated Office. However, if you fill out our forms incorrectly or incompletely or other documentation is not completed properly or otherwise not in good order, we have up to five business days to credit the payment. If the problem cannot be resolved by the fifth business day, we will notify you and give you the reasons for the delay. At that time, you will be asked whether you agree to let us keep your money until the problem is resolved. If you do not agree or we cannot reach you by the fifth business day, your money will be returned.


Under certain group Income Annuities, your employer, or the group in which you are a participant or member must identify you on their reports to us and tell us how your money should be allocated among the investment divisions and the Fixed Income Option.

CONFIRMING TRANSACTIONS

You will receive a statement confirming that a transaction was recently completed. Salary reduction or deduction purchase payments are confirmed quarterly. You may elect to have your income payments sent to your residence or have us deposit payments directly into your bank account. Periodically, you may receive additional information from us about the Income Annuity. Unless you inform us of any errors within 60 days of receipt, we will consider these communications to be accurate and complete.

  Generally, your requests are effective the day we receive them at your MetLife
                                                Designated Office in good order.

PROCESSING TRANSACTIONS

We permit you to request transactions by mail and telephone. We may suspend or eliminate telephone privileges at any time, without prior notice. We reserve the right not to accept requests for transactions by facsimile.

If mandated by applicable law, including, but not limited to, Federal anti-money laundering laws, we may be required to reject a purchase payment. We may also be required to block an owner's account and, consequently, refuse to implement any requests for transfers/reallocations, withdrawals, surrenders or death benefits, until instructions are received from the appropriate governmental authority.

BY TELEPHONE

You may obtain information and initiate transactions through our toll-free number, 866-438-6477. Our customer service consultants are available by telephone between 8 a.m. and 6 p.m. Eastern Time each business day.

Your transaction must be in good order and completed prior to the close of the Exchange on one of our business days if you want the transaction to be valued and effective on that day. Transactions will not be valued and effective on a day when the Annuity Unit Value is not calculated or after the close of the Exchange. We will value and make effective these transactions on our next business day.

We have put into place reasonable security procedures to insure that instructions communicated by telephone are genuine. For example, all telephone calls are recorded. Also, you will be asked to provide some personal data prior to giving your instructions over the telephone. When someone contacts us by telephone and follows our security procedures, we will assume that you are authorizing us to act upon those instructions. Neither the Separate Account nor MetLife will be liable for any loss, expense or cost arising out of any requests that we or the Separate Account reasonably believe to be authentic. In the unlikely event that you have trouble reaching us, requests should be made in writing to your MetLife Designated Office.

Response times for the telephone may vary due to a variety of factors, including volumes, market conditions and performance of the systems. We are not responsible or liable for:

* any inaccuracy, error, or delay in or omission of any information you transmit or deliver to us; or
* any loss or damage you may incur because of such inaccuracy, error, delay or omission; non-performance; or any interruption of information beyond our control.

AFTER YOUR DEATH

If we are notified of your death before a requested transaction is completed, we will cancel the request. For Income Annuity

[CHARLIE BROWN ON PHONE GRAPHIC]
reallocations, we will cancel the request and either pay the Death Benefit (if in the deferral period) or continue making payments to your beneficiary if your Income Annuity so provides. Or, depending on your Income Annuity's provisions, we may continue making payments to a joint annuitant.


THIRD PARTY REQUESTS

Generally, we only accept requests for transactions or information from you. We reserve the right not to accept or to process transactions requested on your behalf by third parties. This includes processing transactions by an agent you designate, through a power of attorney or other authorization, who has the ability to control the amount and timing of reallocations for a number of other contract owners, and who simultaneously makes the same request or series of requests on behalf of other contract owners.

VALUATION -- SUSPENSION OF PAYMENTS

We separately determine the Annuity Unit Value for each investment division once each day when the Exchange is open for trading. If permitted by law, we may change the period between calculations but we will give you 30 days notice.

When you request a transaction, we will process the transaction using the next available Annuity Unit Value. Subject to our procedure, we will make withdrawals and reallocations at a later date, if you request.

We reserve the right to suspend or postpone payment for a withdrawal, income payment or reallocation when:

     -- rules of the Securities and Exchange Commission so permit (trading on the Exchange is limited, the Exchange is closed other than for customary weekend or holiday closings or an emergency exists which makes pricing or sale of securities not practicable); or

     -- during any other period when the Securities and Exchange Commission by order so permits.
ADVERTISING PERFORMANCE

We periodically advertise the performance of the investment divisions. You may get performance information from a variety of sources including your quarterly statements, the Internet, annual reports and semiannual reports.

We may state performance in terms of "yield," "change in Annuity Unit Value," "average annual total return," or some combination of these terms.

YIELD is the net income generated by an investment in a particular investment division for 30 days or a month. These figures are expressed as percentages. This percentage yield is compounded semiannually.

                                                  [SNOOPY AS TOWN CRIER GRAPHIC]
   All performance numbers are based upon historical earnings. These numbers are not intended to indicate future results.
 48

CHANGE IN ANNUITY UNIT VALUE ("Non-Standard Performance") is calculated by determining the percentage change in the value of an annuity unit for a certain period. These numbers may also be annualized. Change in Annuity Unit Value may be used to demonstrate performance for a hypothetical investment (such as $10,000) over a specified period. These performance numbers reflect the deduction of the total Separate Account charges.

AVERAGE ANNUAL TOTAL RETURN (also known as annualized change in annuity value) calculations ("Standard Performance") reflect all Separate Account charges since the investment division inception date, which is the date the corresponding Portfolio or predecessor Portfolio was first offered under the Separate Account that funds the Income Annuity. These presentations reflect a 3% benchmark AIR. These figures also assume a steady annual rate of return.

For purposes of presentation (of Non-Standard Performance), we may assume that the Income Annuities were in existence prior to the inception date of the investment divisions in the Separate Account that funds the Income Annuities. In these cases, we calculate performance based on the historical performance of the underlying Metropolitan Fund, Met Investors Fund and American Funds Portfolios since the Portfolio inception date. We use the actual annuity unit data after the inception date. Any performance data that includes all or a portion of the time between the Portfolio inception date and the investment division inception date is hypothetical. Hypothetical returns indicate what the performance data would have been if the Income Annuity had been introduced as of the Portfolio inception date.

We may also present average annual total return calculations which reflect all Separate Account charges since the Portfolio inception date. We use the actual annuity unit data after the inception date. Any performance data that includes all or a portion of the time between the Portfolio inception date and the investment division inception date is hypothetical. Hypothetical returns indicate what the performance data would have been if the Income Annuities had been introduced as of the Portfolio inception date.

We may state performance for the investment divisions of the Income Annuity which reflect deduction of the insurance-related charge and investment-related charge, if accompanied by the annualized change in annuity unit value.

Past performance is no guarantee of future results.

We may demonstrate hypothetical values of income payments over a specified period based on historical net asset values of the Portfolios and the historical Annuity Unit Values and the applicable annuity purchase rate, either for an individual for whom the illustration is to be produced or based upon certain assumed factors (e.g., male, age 65). These presentations reflect the deduction of the maximum insurance-related charge and investment-related charge. If the presentation is for an individual, we may also provide a presentation that reflects the applicable (rather than the maximum) insurance-related charge, as well as the Annuity Unit Values and the investment-related charge.

We may assume that the Income Annuity was in existence prior to its inception date. When we do so, we calculate performance based on the historical performance of the underlying Portfolio for the period before the inception date of the Income Annuity and historical Annuity Unit Values.

Historical performance information should not be relied on as a guarantee of future performance results.

We may also demonstrate hypothetical future values of income payments over a specified period based on assumed rates of return (which will not exceed 12% and which will include an assumption of 0% as well) for the Portfolios, hypothetical Annuity Unit Values and the applicable annuity purchase rate, either for an individual for whom the illustration is to be produced or based upon certain assumed factors (e.g., male, age 65). These presentations reflect the deduction of the maximum insurance-related charge and the average of investment-related charges for all Portfolios to depict investment-related charges. If the presentation is for an individual, we may also provide a presentation that reflects the applicable (rather than the maximum) insurance-related charge, as well as the Annuity Unit Values and the investment-related charge.

An illustration should not be relied upon as a guarantee of future results.

Performance figures will vary among the Income Annuities as a result of different Separate Account charges.

CHANGES TO YOUR INCOME ANNUITY

We have the right to make certain changes to your Income Annuity, but only as permitted by law. We make changes when we think they would best serve the interest of annuity owners or would be appropriate in carrying out the purposes of the Income Annuity. If the law requires, we will also get your approval and the approval of any appropriate regulatory authorities. Examples of the changes we may make include:

*   To operate the Separate Account in any form permitted by law.

* To take any action necessary to comply with or obtain and continue any exemptions under the law (including favorable treatment under the Federal income tax laws, including limiting the number, frequency or types of reallocations permitted).

* To transfer any assets in an investment division to another investment division, or to one or more separate accounts, or to our general account, or to add, combine or remove investment divisions in the Separate Account.

* To substitute for the Portfolio shares in any investment division, the shares of another class of the Metropolitan Fund, Met Investors Fund or the shares of another investment company or any other investment permitted by law.

* To change the way we assess charges, but without increasing the aggregate amount charged to the Separate Account and any currently available portfolio in connection with the Income Annuities.

* To make any necessary technical changes in the Income Annuities in order to conform with any of the above-described actions.

If any changes result in a material change in the underlying investments of an investment division in which you have a balance or an allocation, we will notify you of the change. You may then make a new choice of investment divisions. For Income Annuities where required by law, we will ask your approval before making any technical changes.

VOTING RIGHTS

Based on our current view of applicable law, you have voting interests under your Income Annuity concerning Metropolitan Fund, Met Investors Fund and American Funds proposals that are subject to a shareholder vote. Therefore, you are entitled to give us instructions for the number of shares which are deemed attributable to your Income Annuity.

We will vote the shares of each of the underlying Portfolios held by the Separate Account based on instructions we receive from those having a voting interest in the corresponding investment divisions. However, if the law or the interpretation of the law changes, we may decide to exercise the right to vote the Portfolio's shares based on our own judgment.

You will be entitled to give instructions regarding the votes attributable to your Income Annuity in your sole discretion.

There are certain circumstances under which we may disregard voting instructions. However, in this event, a summary of our action and the reasons for such action will appear in the next semiannual report. If we do not receive your voting instructions, we will vote your interest in the same proportion as represented by the votes we receive from other investors. Shares of the Metropolitan Fund, Met Investors Fund or American Funds that are owned by our general account or by any of our unregistered separate accounts will be voted in the same proportion as the aggregate of:

*   The shares for which voting instructions are received, and

*   The shares that are voted in proportion to such voting instructions.

However, if the law or the interpretation of the law changes, we may decide to exercise the right to vote the Portfolio's shares based on our judgment.

WHO SELLS THE INCOME ANNUITIES

All Income Annuities are sold through our licensed sales representatives. We are registered with the Securities and Exchange Commission as a broker-dealer under the Securities Exchange Act of 1934. We are also a member of the National Association of Securities Dealers, Inc. Income Annuities are also sold through other registered broker-dealers. They also may be sold through the mail or over the Internet.


The licensed sales representatives and broker-dealers who sell the annuities may be compensated for these sales by commissions and finders' fees that we pay. There is no front-end sales load deducted from purchase payments to pay sales commissions. Distribution costs are recovered from the Separate Account charge. The commissions we pay range from 0% to 6% of purchase payments plus up to $225 per Income Annuity sold.


Our licensed sales representatives and their managers are eligible for various cash benefits, such as bonuses, insurance benefits and financial arrangements, and non-cash compensation programs that we offer, such as conferences, trips, prizes, and awards. In addition, our licensed sales representatives who meet certain productivity, persistency, and length of service standards and/or their managers may be eligible for additional compensation. Other payments may be made for other services that do not directly involve the sale of the Income Annuities. These services may include the recruitment and training of personnel, production of promotional literature, and similar services.

An investment adviser or subadviser of a Portfolio or its affiliates may compensate us and/or certain affiliates for administrative or other services relating to the Portfolios. The amount of this compensation is based on a percentage of assets of the Portfolios attributable to the Income Annuity and certain other variable insurance products that we and our affiliates issue. These percentages differ and some advisers (or other affiliates) may pay us more than others. These percentages currently range up to 0.50% of assets. We pay American Funds Distributors, Inc., the principal underwriter for the American Funds, a percentage of all purchase payments allocated to the American Funds Growth Portfolio, the American Funds Growth-Income Portfolio and the American Funds Global Small Capitalization Portfolio for the services it provides in marketing these Portfolios' shares in connection with the Income Annuity.

FINANCIAL STATEMENTS

The financial statements and related notes for the Separate Account and MetLife are in the SAI and are available from MetLife upon request.

                                            [SNOOPY AND WOODSTOCK SHAKE GRAPHIC]
 52

YOUR SPOUSE'S RIGHTS

If you received your contract through a qualified retirement plan and your plan is subject to ERISA (the Employee Retirement Income Security Act of 1974) and you are married, the income payments, withdrawal provisions, and methods of payment of the death benefit under your Income Annuity may be subject to your spouse's rights.

If your benefit is worth $5,000 or less, your plan may provide for distribution of your entire interest in a lump sum without your spouse's consent.

For details or advice on how the law applies to your circumstances, consult your tax advisor or attorney.

WHEN WE CAN CANCEL YOUR INCOME ANNUITY

We may cancel your Income Annuity only if we do not receive any purchase payments from you for 36 consecutive months and the estimated income payment generated by your Income Annuity starting at age 65 is less than $20.00 per month. We will only do so to the extent allowed by law. If we do so, we will return the current market value of any amounts of underlying Portfolio shares we have designated in the investment divisions to generate your variable income payments and the commuted value of your fixed income payments. Further restrictions on cancellation apply to the IRA Income Annuity.

INCOME TAXES

The following information on taxes is a general discussion of the subject. It is not intended as tax advice. The Internal Revenue Code ("Code") is complex and subject to change regularly. Consult your own tax adviser about your circumstances, any recent tax developments, and the impact of state income taxation. The SAI has additional tax information.

Where otherwise permitted under the Income Annuities, the transfer of ownership of an Income Annuity, the designation (or change in such a designation) of an annuitant, beneficiary or other payee who is not also an owner, the exchange of an Income Annuity, or the receipt of an Income Annuity in an exchange, may result in income tax and other tax consequences, including estate tax, gift tax and generation skipping transfer tax, that are not discussed in this Prospectus. Please consult your tax adviser.

MetLife does not expect to incur Federal, state or local income taxes on the earnings or realize capital gains attributable to the Separate Account. However, if we do incur such taxes in the future, we reserve the right to charge amounts allocated to the Separate Account for these taxes.

To the extent permitted under Federal tax law, we may claim the benefit of certain foreign tax credits attributable to taxes paid by certain of the Portfolios to foreign jurisdictions.

INCOME TAXES

Under current Federal income tax law, the taxable portion of distributions under variable annuity contracts and qualified plans (including IRAs) is not eligible for the reduced tax rate applicable to long-term capital gains and qualifying dividends.

GENERAL

WITHDRAWALS

If you make a taxable withdrawal before age 59 1/2 you may incur a tax penalty.

When money is withdrawn from your contract (whether by you or your beneficiary), the amount treated as taxable income and taxed as ordinary income differs depending on the type of:

*   annuity you purchase (e.g., Non-Qualified or IRA), and

*   pay-out option you elect.

We are not responsible for determining if your employer's plan or arrangement satisfies the requirements of the Code and/or ERISA.


WITHDRAWALS BEFORE AGE 59 1/2

If you receive a taxable distribution from your contract before you reach age
59 1/2, this amount may be subject to a 10% penalty tax, in addition to ordinary income taxes.

As indicated in the chart below, some taxable distributions prior to age 59 1/2 are exempt from the penalty. Some of these exceptions include amounts received:

                                                      Type of
                                                     Contract
                                              -----------------------
                                                 Non            Trad.
                                              Qualified          IRA
                                              ---------         -----
In a series of substantially equal
payments made annually (or more
frequently) for life or life expectancy
(SEPP)                                             x               x
After you die                                      x               x
After you become totally disabled (as
defined in the Code)                               x               x
To pay deductible medical expenses                                 x
To pay medical insurance premiums if you
are unemployed                                                     x
To pay for qualified higher education expenses, or                 x
For qualified first time home purchases up to $10,000              x
After December 31, 1999 for IRS levies                             x
Under certain immediate income annuities
providing for substantially equal
payments over the "pay-out" period                 x

                                                            [PIGGY BANK GRAPHIC]

                                                  [SNOOPY WITH TAX BILL GRAPHIC]
 54

INCOME OPTIONS FOR SUBSTANTIALLY EQUAL PERIODIC PAYMENTS (SEPP)


If you are considering purchasing the Income Annuity for the purpose of meeting the SEPP exception to the 10% tax penalty, consult with your tax adviser. It is not clear whether income payments will satisfy the SEPP exception.


If you receive systematic payments (including income payments) that you intend to qualify for the SEPP exception, any modifications (except due to death or disability) to your payment before age 59 1/2 or within five years after beginning SEPP payments, whichever is later, will generally result in the retroactive imposition of the 10% penalty with interest. You should consult your tax advisor prior to making any reallocations if you were under age 59 1/2 at the time income payments began or have been receiving income payments for less than five years.


If you have not attained age 59 1/2 on the date that income payments commence and intend to use the Income Annuity to meet the substantially equal periodic payment exception to the 10% penalty tax, note that the exercise of the withdrawal option prior to the later of (a) your attaining age 59 1/2 or (b) five years after income payments had begun, will generally also result in the retroactive imposition of the 10% penalty tax (with interest) in addition to ordinary income tax on income payments previously received. In such cases, the taxable portion of the withdrawal, as well as the taxable portion of income payments received in the year of the withdrawal, will generally be subject to the 10% penalty tax in addition to ordinary income tax. In addition, if you are under age 59 1/2 when such payments are received, any future payments you receive will generally be subject to the 10% penalty tax. Consult your tax adviser.


NON-QUALIFIED ANNUITIES


* Purchase payments to the Non-Qualified Contract are on an "after-tax" basis, so you only pay income taxes on your earnings. Generally, these earnings are taxed when received from the Contract.


* When a non-natural person owns a Non-Qualified Contract, the annuity will generally not be treated as an annuity for tax purposes and thus lose the benefit of tax deferral. Corporations and certain other entities are generally considered non-natural persons. However, an annuity owned by a non-natural person as agent for an individual will be treated as an annuity for tax purposes.

* Where the annuity is beneficially owned by a non-natural person and the annuity qualifies as such for Federal Income tax purposes, the entity may have a limited ability to deduct interest payments.

After-tax means that your purchase payments for your annuity do not reduce your taxable income or give you a tax deduction.

INVESTOR CONTROL


In some circumstances, owners of variable annuity contracts who retain excessive control over the investment of the underlying separate account assets may be treated as the owners of those assets and may be subject to tax on income produced by those assets. Although published guidance in this area does not address certain aspects of the contracts, we believe that the owner of a Contract should not be treated as the owner of the Separate Account assets. We reserve the right to modify the Contract to bring it into conformity with applicable standards should such modification be necessary to prevent an owner of the Contract from being treated as the owner of the underlying Separate Account assets.


DIVERSIFICATION


In order for your Non-Qualified Contract to be considered an annuity contract for Federal income tax purposes, we must comply with certain diversification standards with respect to the investments underlying the Contract. We believe that we satisfy and will continue to satisfy these diversification standards. Inadvertent failure to meet these standards may be correctable. Failure to meet these standards would result in immediate taxation to Contract holders of gains under their Contract.


CHANGES TO TAX RULES AND INTERPRETATIONS

Changes in applicable tax rules and interpretations can adversely affect the tax treatment of your annuity. These changes may take effect retroactively. Examples of changes that could create adverse tax consequences include:

     -- Possible taxation of reallocations between investment divisions and reallocations from/between an investment division to/and a fixed option.

     -- Possible taxation as if you were the owner of your portion of the Separate Account's assets.

     -- Possible limits on the number of funding options available or the frequency of reallocations among them.

INCOME PAYMENTS

Income payments are subject to an "excludable amount" which determines how much of each payment is treated as:

*   A non-taxable return of your purchase payment; and

*   A taxable payment of earnings.


* Income payments and amounts received on the exercise of a withdrawal or partial withdrawal option under your non-qualified Income Annuity may not be transferred in a tax-free exchange into another annuity contract. In accordance with our procedures,


                                                      [WOODSTOCK FLYING GRAPHIC]
 56
    such amounts will instead be taxable under the rules for income payment or withdrawals, whichever is applicable.



    Additionally, if you are under age 59 1/2 at the time income payments commence and intend the income payments to constitute an exception to the 10% penalty tax, any attempt to make a tax-free transfer or rollover (whether for non-qualified or qualified annuities) prior to the later of (a) age 59 1/2, or (b) five years after income payments commence will generally invalidate the exception and subject you to additional penalties and interest.


The Internal Revenue Service (the "IRS") has not specifically approved the use of a method to calculate an excludable amount with respect to a variable income annuity where reallocations are permitted between investment divisions or between an investment division and the Fixed Income Option.


We generally will tell you how much of each income payment is a non-taxable return of your purchase payment. However, it is possible that the IRS could conclude that the taxable portion of income payments under a Non-Qualified Contract is an amount less than the taxable amount determined by us and reported by us to you and the IRS. Generally, once the total amount treated as a non-taxable return of your purchase payment equals your purchase payment (reduced by any refund or guarantee feature as required under Federal tax law), then all remaining payments are fully taxable. We will withhold a portion of the taxable amount of your income payment for income taxes, unless you elect otherwise. The amount we withhold is determined by the Code.


If the amount of income payments received in any calendar year is less than the exclusion amount applicable to the year, you may generally elect the year in which to begin to apply this excess ratably over the remaining income stream.

EXERCISE OF WITHDRAWAL OPTION


If your Income Annuity is terminated as a result of the exercise of the withdrawal option, the taxable portion of the payment will generally be the excess of the proceeds received over your remaining after-tax purchase payments.



For Non-Qualified Annuities, amounts received under the exercise of a partial withdrawal option may be fully includable in taxable income. The entire amount of the withdrawal could be treated as taxable income. Exercise of the withdrawal option may adversely impact the amount of subsequent payments which can be treated as a non-taxable return of investment.

AFTER DEATH


The death benefit is generally taxable to the recipient in the same manner as if paid to you (under the rules for withdrawals or income payments, whichever is applicable). If you die before the Income

Payment Start Date, as defined under the income tax regulations, payment of your entire interest in the Contract must generally be made within five years of the date of your death.


If you die on or after the annuity starting date, payments must continue to be made at least as rapidly as before your death in accordance with the income type selected.

If you die before all purchase payments are returned, the unreturned amount may be deductible on your final income tax return or excluded from income by your beneficiary if income payments continue after your death.

When the owner is not a natural person, these rules will be applied on the death (or change) of any annuitant.

QUALIFIED ANNUITIES (TRADITIONAL IRAS)

GENERAL

     -- IRA contracts may not invest in life insurance. The Income Annuity offers a death benefit that in some cases may exceed the greater of the purchase payments or the commuted value which could conceivably be characterized as life insurance.

     -- The sale of the contract for use with an IRA may be subject to special disclosure requirements of the Internal Revenue Service. Purchasers of an contract for use with IRAs will be provided with supplemental information required by the Internal Revenue Service or other appropriate agency. The Income Annuity (and appropriate IRA tax endorsements) has not been submitted to the Internal Revenue Service for approval as to form.

     -- All IRAs are eligible for Federal income tax deferral. There is no additional tax advantage to purchasing an annuity with an IRA.

Income payments are included in income except for the portion that represents a return of non-deductible purchase payments. This portion is generally determined based on a ratio of all non-deductible purchase payments to the total values of all your Traditional IRAs.


Your annuity is generally not forfeitable (e.g., not subject to claims of your creditors) and you may not transfer it to someone else, except in the State of Florida.



Your IRA Income Annuity will accept only purchase payments which consist of eligible rollovers from eligible retirement plans of an employer and transfers and rollovers from other IRAs, as permitted under the Federal income tax law (including transfers and rollovers from a SIMPLE IRA after you have been a participant in the SIMPLE IRA for at least two years). The IRA Income Annuity will not accept deductible IRA purchase payments.

WITHDRAWALS AND INCOME PAYMENTS

We will withhold a portion of the taxable amount of your withdrawal for income taxes, unless you elect otherwise. The amount we withhold is determined by the Code.


In general, all distributions from IRAs will be reported as fully taxable. You are responsible for determining how much, if any, of the distribution consists of the return of purchase payments which were originally made on an after-tax basis under the eligible retirement plan or IRA from which the purchase payments were rolled over or transferred.


MINIMUM DISTRIBUTION REQUIREMENTS

Generally, for Traditional IRAs, you must begin receiving withdrawals by April 1 of the calendar year following the year in which you reach age 70 1/2.

Complex rules apply to the calculation of these withdrawals. A tax penalty of 50% applies to withdrawals, which should have been taken but were not.

In general, regulations issued in 2004 permit income payments to increase based not only with respect to the investment experience of the underlying funds but also with respect to actuarial gains. Actuarial gain is broadly defined as the "difference between actuarial assumptions used in pricing and actual experience with respect to those assumptions; or differences between actuarial assumptions used in pricing when the annuity was purchased and actuarial assumptions used in pricing at the time the actuarial gain is determined." Additionally, these proposed regulations permit payments under income annuities to increase due to a full withdrawal or to a partial withdrawal under certain circumstances.

If you intend to receive your minimum distributions which is payable over the joint lives of you and a beneficiary who is not your spouse (or over a period not exceeding the joint life expectancy of you and your non-spousal beneficiary), be advised that Federal tax rules may require that payments be made over a shorter period or may require that payments to the beneficiary be reduced after your death to meet the minimum distribution incidental benefit rules and avoid the 50% excise tax. Consult your tax advisor before selecting an income payment type.

Under new income tax regulations issued in January 2004, beginning with the 2006 distribution year, the annuitant's (or beneficiary's) interest which is required to be distributed under an annuity for which income payments have not yet commenced includes the actuarial present value of all benefits (such as death benefits and guaranteed income benefits) in addition to the amounts in any investment divisions designated to generate income payments.

AFTER DEATH

The death benefit is generally taxable to the recipient in the same manner as if paid to the owner (under the rules for withdrawals or income payments, whichever is applicable).

Generally, if you die before required minimum distribution withdrawals have begun, we must make payment of your entire interest within five years after the year of your death.

If you die on or after the date that income payments have commenced, payments must continue to be made at least as rapidly as under the income annuity in effect at the time of your death.

RESTRICTIONS ON TRANSFERS, EXCHANGES, ROLLOVERS ETC.


Your Contract only permits withdrawal access during a limited period of time after income payments have commenced. To the extent otherwise permitted under the Code, transfers and rollovers to another IRA or to another eligible retirement plan of an employer may only be made during this period and may not be made with respect to amounts necessary to satisfy the required minimum distribution rules. In general, Section 1035 exchanges and/or partial exchanges may not be made after income payments have commenced. Consult your tax advisor prior to purchase.

TABLE OF CONTENTS FOR THE STATEMENT OF
ADDITIONAL INFORMATION


                                                      PAGE
COVER PAGE.................... .....................     1
TABLE OF CONTENTS................. .................     1
INDEPENDENT AUDITORS............... ................     2
DISTRIBUTION OF CERTIFICATES AND INTERESTS IN THE
     INCOME ANNUITIES............... ...............     2
EXPERIENCE FACTOR................. .................     2
VARIABLE INCOME PAYMENTS............. ..............     2
INVESTMENT MANAGEMENT FEES............ .............     4
HOW WE CALCULATE AMOUNTS AVAILABLE FOR
  WITHDRAWAL................... ....................     7
ADVERTISEMENT OF THE SEPARATE ACCOUNT....... .......     7
VOTING RIGHTS................... ...................     8
ERISA....................... .......................     9
TAXES....................... .......................    10
FINANCIAL STATEMENTS OF THE SEPARATE ACCOUNT... ....   F-1
FINANCIAL STATEMENTS OF METLIFE.......... ..........  F-66


[PEANUTS GANG GRAPHIC]

APPENDIX

PREMIUM TAX TABLE

If you are a resident of one of the following jurisdictions, the percentage amount listed by the jurisdiction is the premium tax rate applicable to your Income Annuity.

                                   IRA Income      Non-Qualified
                                   Annuities(1)    Income Annuities
California.....................    0.5%(2)         2.35%
Maine..........................    --              2.0%
Nevada.........................    --              3.5%
Puerto Rico....................    1.0%            1.0%
South Dakota...................    --              1.25%
West Virginia..................    1.0%            1.0%
Wyoming........................    --              1.0%

----------------

(1) PREMIUM TAX RATES APPLICABLE TO IRA INCOME ANNUITIES PURCHASED FOR USE IN CONNECTION WITH INDIVIDUAL RETIREMENT TRUST OR CUSTODIAL ACCOUNTS MEETING THE REQUIREMENTS OF SEC.408(a) OF THE CODE ARE INCLUDED UNDER THE COLUMN HEADED "IRA INCOME ANNUITIES."

(2) WITH RESPECT TO INCOME ANNUITIES PURCHASED FOR USE IN CONNECTION WITH INDIVIDUAL RETIREMENT TRUST OR CUSTODIAL ACCOUNTS MEETING REQUIREMENTS OF SEC.408(a) OF THE CODE, THE ANNUITY TAX RATE IN CALIFORNIA IS 2.35% INSTEAD OF 0.5%.

PEANUTS(C) UNITED FEATURE SYNDICATE, INC.

(C)2005 METROPOLITAN LIFE INSURANCE COMPANY


                                                         [LUCY'S TAXES GRAPHICS]
 62

                           REQUEST FOR A STATEMENT OF
                    ADDITIONAL INFORMATION/CHANGE OF ADDRESS

If you would like any of the following Statements of Additional Information, or have changed your address, please check the appropriate box below and return to the appropriate address below.

[ ] Metropolitan Life Separate Account E, Metropolitan Series Fund, Inc. and Met
    Investors Series Trust

[ ] American Funds Insurance Series

[ ] I have changed my address. My current address is:

-------------------------------
                                    Name -------------------------------
       (Contract Number)
                                 Address -------------------------------
-------------------------------          -------------------------------
          (Signature)                                                zip


Metropolitan Life Insurance Company
Attn: MetLife Personal Pension Builder Select
P.O. Box 740278
Atlanta, GA 30374

                      METROPOLITAN LIFE INSURANCE COMPANY
                      METROPOLITAN LIFE SEPARATE ACCOUNT E


                  METLIFE PERSONAL PENSION BUILDER SELECT(SM)

                   DEFERRED VARIABLE INCOME ANNUITY CONTRACTS

                      STATEMENT OF ADDITIONAL INFORMATION
                               FORM N-4    PART B

                                  [date], 2005



     This Statement of Additional Information is not a prospectus but contains information in addition to and more detailed than that set forth in the Prospectuses for MetLife Personal Pension Builder Select Contracts and should be read in conjunction with the Prospectuses. Copies of the MetLife Personal Pension Builder Select Contracts Prospectus may be obtained from Metropolitan Life Insurance Company, P.O. Box 740278, Atlanta, Georgia 30374.


     A Statement of Additional Information for the Metropolitan Series Fund, Inc., the Met Investors Series Trust ("Met Investors Fund") and the American Funds Insurance Series ("American Funds") are attached at the end of this Statement of Additional Information.


     Unless otherwise indicated, the Statement of Additional Information continues the use of certain terms as set forth in the Section entitled "Important Terms You Should Know" of the Prospectus for MetLife Personal Pension Builder Select Contracts dated [date], 2005.

                            ------------------------

                               TABLE OF CONTENTS


                                                              PAGE
                                                              ----
Independent Auditors........................................     2
Distribution of Certificates and Interests in the Income
  Annuities.................................................     2
Experience Factor...........................................     2
Variable Income Payments....................................     2
Investment Management Fees..................................     4
How We Calculate Amounts Available for Withdrawal...........     7
Advertisement of the Separate Account.......................     7
Voting Rights...............................................     8
ERISA.......................................................     9
Taxes.......................................................    10
Financial Statements of the Separate Account................   F-1
Financial Statements of MetLife.............................  F-66

INDEPENDENT AUDITORS

     To be filed by amendment.

DISTRIBUTION OF CERTIFICATES AND INTERESTS IN THE INCOME ANNUITIES

     MetLife is both the depositor and the underwriter (issuer) of the annuities.

     The certificates and interests in the Income Annuities are sold through individuals who are licensed life insurance sales representatives of MetLife. MetLife is registered with the Securities and Exchange Commission as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. They also are sold through other registered broker-dealers. They may also be sold over the Internet.

     The offering of all Income Annuities is continuous. Owners and participants under the Income Annuities may not be offered all investment choices. Each contract will indicate those investment choices available under the Income Annuity.

EXPERIENCE FACTOR

     We use the term "experience factor" to describe the investment performance for an investment division. The experience factor changes from Valuation Period (described later) to Valuation Period to reflect the upward or downward performance of the assets in the underlying Portfolios. The experience factor is calculated as of the end of each Valuation Period using the net asset value per share of the underlying Portfolio. The net asset value includes the per share amount of any dividend or capital gain distribution paid by the portfolio during the current Valuation Period, and subtracts any per share charges for taxes and reserve for taxes. We then divide that amount by the net asset value per share as of the end of the last Valuation Period to obtain a factor that reflects investment performance. We then subtract a charge for each day in the Valuation Period not to exceed .000025905 (the daily equivalent of an effective annual rate of .95%) for the Income Annuities.

VARIABLE INCOME PAYMENTS

     "Variable income payments" include variable income payments made under the various Income Annuities.

ASSUMED INVESTMENT RETURN (AIR)

     The following discussion concerning the amount of variable income payments is based on an Assumed Investment Return of 3% per year. It should not be inferred that such rates will bear any relationship to the actual net investment experience of the Separate Account.

AMOUNT OF INCOME PAYMENTS

     The cash you receive periodically from an investment division (after your first payment if paid within 10 days of the issue date) will depend upon the number of annuity units held in that investment division (described below) and the Annuity Unit Value (described later) as of the 10th day prior to a payment date.


     The Income Annuity specifies the dollar amount of the initial variable income payment for each investment division (this equals the first payment amount if paid within 10 days of the issue date). This initial variable income payment is computed based on the amount of the purchase payment applied to the specific investment division (net any applicable premium tax owed), the AIR, the age and/or sex of the measuring lives, the Income Payment Start Date and the income payment type selected. In the deferral period, we assume that the income payment type is a Lifetime Income Annuity. The initial payment amount is then divided by the Annuity Unit Value for the investment division to determine the number of annuity units held in that investment division. Once income payments have commenced the number of annuity units held remains fixed for the duration of the Contract (if no reallocations are made).


     The dollar amount of subsequent variable income payments will vary with the amount by which investment performance is greater or less than the AIR and the Separate Account charge.

ANNUITY UNIT VALUE

     The Annuity Unit Value is calculated and is based on the change in investment performance in the Separate Account.

CALCULATING THE ANNUITY UNIT VALUE

     We calculate Annuity Unit Values once a day on every day the New York Stock Exchange is open for trading. We call the time between two consecutive Annuity Unit Value calculations the "Valuation Period." We have the right to change the basis for the Valuation Period, on 30 days' notice, as long as it is consistent with the law. All purchase payments and reallocations are valued as of the end of the Valuation Period during which the transaction occurred. The Annuity Unit Values can increase or decrease, based on the investment performance of the corresponding underlying Portfolios. If the investment performance is positive, after payment of Separate Account expenses and the deduction for the AIR, Annuity Unit Values will go up. Conversely, if the investment performance is negative, after payment of Separate Account expenses and the deduction for the AIR, Annuity Unit Values will go down.

     To calculate an Annuity Unit Value, we first adjust the experience factor for the period by a factor based on the AIR and the number of days in the Valuation Period. The resulting number is then multiplied by the last previously calculated Annuity Unit Value to produce the new Annuity Unit Value. The following page contains an example of this calculation for an AIR of 3% and an one day Valuation Period. (Subject to the laws of your state, the AIR may be in the range of 3% to 6%. The exact value of your AIR is defined in your Income Annuity).

     The following illustrations show, by use of hypothetical examples, the method of determining the Annuity Unit Value and the amount of variable income payments.


 ILLUSTRATION OF CALCULATION OF ANNUITY UNIT VALUE FOR METLIFE PERSONAL PENSION
                                 BUILDER SELECT



 1. Annuity Unit Value, beginning of period.................  $       10.20

 2. "Experience factor" (i.e., one plus the net investment
    return) for period......................................       1.023558

 3. Daily adjustment for 3% Assumed Investment Return.......     0.99991902

 4. (2) X (3)...............................................       1.023475

 5. Annuity Unit Value, end of period (1) X (4).............  $       10.44


              ILLUSTRATION OF VARIABLE INCOME PAYMENT CALCULATION
      (ASSUMES THAT MONTHLY VARIABLE INCOME PAYMENTS HAVE ALREADY STARTED)

 1. Assumed Annuity Unit Value as of the prior payment......    $    10.20

 2. Assumed Number of Annuity Units.........................         9.725

 3. Variable Income Payment on the prior payment date (1) X
    (2).....................................................    $    99.20

 4. Annuity Unit Value on the next payment date (see
    Illustration of Calculation of Annuity Unit Value above)
    equal to (10 days prior to payment).....................    $    10.44

 5. Second monthly Annuity Payment (2) X (6)................    $   101.53

DETERMINING THE VARIABLE INCOME PAYMENT

     Variable income payments can go up or down based upon the investment performance of the investment divisions in the Separate Account. AIR is the rate used to determine the first variable income payment and serves as a benchmark against which the investment performance of the investment divisions is compared. The higher the AIR, the higher the first variable income payment will be. Subsequent variable income payments will increase only to the extent that the investment performance of the investment divisions exceeds the AIR (and Separate Account charges). Variable income payments will decline if the investment performance of the Separate Account does not exceed the AIR (and Separate Account charges). A lower AIR will result in a lower initial variable income payment, but subsequent variable income payments will increase more rapidly or decline more slowly as changes occur in the investment performance of the investment divisions.

INVESTMENT MANAGEMENT FEES

METLIFE ADVISERS

     Each of the currently available Metropolitan Fund Portfolios pays MetLife Advisers, the investment adviser of the Metropolitan Fund an investment management fee.

     The following table shows the fee schedules for the investment management fees for the Metropolitan Fund as a percentage per annum of the average net assets for each Portfolio:

                                                             ANNUAL
                                     AVERAGE DAILY NET     PERCENTAGE
            PORTFOLIO                ASSET VALUE LEVELS       RATE
            ---------              ----------------------  ----------
State Street Research Investment   1st $500 Million         0.55%
  Trust                            next $500 million        0.50%
                                   over $1 billion          0.45%
State Street Research Diversified  1st $500 million         0.50%
                                   next $500 million        0.45%
                                   over $1 billion          0.40%
State Street Research              1st $500 million         0.75%
  Aggressive Growth                next $500 million        0.70%
                                   over $1 billion          0.65%
Met/Putnam Voyager                 1st $500 million         0.80%
                                   next $500 million        0.75%
                                   over $1 billion          0.70%
State Street Research Aurora       1st $500 million         0.85%
                                   next $500 million        0.80%
                                   over $1 billion          0.75%
FI International Stock             1st $500 million         0.86%
                                   next $500 million        0.80%
                                   over $1 billion          0.75%

                                                             ANNUAL
                                     AVERAGE DAILY NET     PERCENTAGE
            PORTFOLIO                ASSET VALUE LEVELS       RATE
            ---------              ----------------------  ----------
T. Rowe Price Small Cap Growth     1st $100 million         0.55%
                                   next $300 million        0.50%
                                   over $400 million        0.45%
T. Rowe Price Large Cap Growth     1st $50 million          0.70%
                                   over $50 million         0.60%
FI Mid Cap Opportunities           1st $100 million         0.75%
                                   next $400 million        0.70%
                                   over $500 million        0.65%
Scudder Global Equity              1st $50 million          0.90%
                                   next $50 million         0.55%
                                   next $400 million        0.50%
                                   over $500 million        0.475%
Harris Oakmark Large Cap Value     1st $250 million         0.75%
                                   over $250 million        0.70%
Neuberger Berman Partners          1st $100 million         0.70%
  Mid Cap Value                    next $250 million        0.675%
                                   next $500 million        0.65%
                                   next $750 million        0.625%
                                   over $1.6 billion        0.60%
Franklin Templeton Small Cap       1st $500 million         0.90%
  Growth                           over $500 million        0.85%
MetLife Stock Index                All Assets               0.25%
Lehman Brothers(R) Aggregate       All Assets               0.25%
  Bond Index
Russell 2000(R) Index              All Assets               0.25%
Morgan Stanley EAFE(R) Index       All Assets               0.30%
MetLife Mid Cap Stock Index        All Assets               0.25%
State Street Research Large        1st $250 million         0.70%
  Cap Value                        next $500 million        0.65%
                                   over $750 million        0.60%
Loomis Sayles Small Cap            the first $500 million   0.90%
                                   amounts in excess of     0.85%
                                   $500 million
Harris Oakmark Focused Value       for the first $1         0.75%
                                   billion                  0.70%
                                   for amounts over $1
                                   billion
Davis Venture Value                for the first $1         0.75%
                                   billion and
                                   for amounts over $1      0.70%
                                   billion
Salomon Brothers Strategic         all assets               0.65%
  Opportunities Bond
Salomon Brothers U.S. Government   all assets               0.55%
MFS Investors Trust                all assets               0.75%
MFS Total Return                   all assets               0.50%
State Street Research Bond Income  first $1 billion         0.40%
                                   next $1 billion          0.35%
                                   next $1 billion          0.30%
                                   over $3 billion          0.25%

                                                             ANNUAL
                                     AVERAGE DAILY NET     PERCENTAGE
            PORTFOLIO                ASSET VALUE LEVELS       RATE
            ---------              ----------------------  ----------
FI Value Leaders                   for the first $200       0.70%
                                   million
                                   for the next $300        0.65%
                                   million
                                   for the next $1.5        0.60%
                                   billion and
                                   for amounts over $2      0.55%
                                   billion
State Street Research Large Cap    for the first $1         0.73%
  Growth                           billion
                                   for amounts over $1      0.65%
                                   billion

     MetLife Advisers pays the following entities for providing services as sub adviser of the Metropolitan Fund portfolio(s) indicated below. These fees are solely the responsibility of MetLife Advisers.

     SUB-INVESTMENT MANAGER                 PORTFOLIO(S)
     ----------------------                 ------------
Metropolitan Life Insurance       MetLife Stock Index
  Company                         Lehman Brothers(R) Aggregate
                                    Bond Index
                                  Russell 2000(R) Index
                                  Morgan Stanley EAFE(R) Index
                                  MetLife Mid Cap Stock Index
State Street Research &           State Street Research
  Management Company(1)           Diversified
                                  State Street Research
                                  Investment Trust
                                  State Street Research
                                    Bond Income
                                  State Street Research
                                    Aggressive Growth
                                  State Street Research Aurora
                                  State Street Research
                                    Large Cap Value
                                  State Street Research
                                    Large Cap Growth
Putnam Investment Management,     Met/Putnam Voyager
  Inc.
T. Rowe Price Associates, Inc.    T. Rowe Price Small Cap Growth
                                  T. Rowe Price Large Cap Growth
Deutsche Investment Management    Scudder Global Equity
  Americas Inc.
Harris Associates, L.P.           Harris Oakmark Large Cap Value
                                  Harris Oakmark Focused Value
Neuberger Berman Management       Neuberger Berman Partners Mid
  Incorporated                      Cap Value
Franklin Advisers, Inc.           Franklin Templeton Small Cap
                                    Growth
Salomon Brothers Asset            Salomon Brothers U.S.
  Management Inc                    Government
                                  Salomon Brothers Strategic
                                    Opportunities Bond
Massachusetts Financial Services  MFS Investors Trust
  Company                         MFS Total Return
Davis Selected Advisers           Davis Venture Value

     SUB-INVESTMENT MANAGER                 PORTFOLIO(S)
     ----------------------                 ------------
Loomis Sayles, & Company, L.P.    Loomis Sayles Small Cap
Fidelity Management & Research    FI Value Leaders
  Company                         FI Mid Cap Opportunities
                                  FI International Stock

------------------
(1) State Street Research & Management Company is one of our subsidiaries.

MET INVESTORS ADVISORY LLC

     Met Investors Advisory LLC, the investment manager of Met Investors Fund, has overall responsibility for the general management and administration of all of Met Investors Fund Portfolios. Met Investors Advisory LLC is an indirect wholly-owned subsidiary of Metropolitan Life Insurance Company.

     As compensation for its services to the Met Investor Fund Portfolios, Met Investors Advisory LLC receives monthly compensation at an annual rate of a percentage of the average daily net assets of each Portfolio. The investment management fees for each Portfolio are:

         PORTFOLIO                       ADVISORY FEE
         ---------                       ------------
PIMCO Total Return Portfolio  0.50%
PIMCO PEA Innovation          0.95%
  Portfolio
T. Rowe Price Mid-Cap Growth  0.75%
  Portfolio
MFS Research International    0.80% of first $200 million of
  Portfolio                   such assets plus
                              0.75% of such assets over $200
                              million up to $500 million plus
                              0.70% of such assets over $500
                              million up to $1 billion plus
                              0.65% of such assets over $1
                              billion
Lord Abbett Bond Debenture    0.60% of first $500 million
  Portfolio                   0.55% of such assets over $500
                              million
Met/AIM Mid Cap Core Equity   0.75% of first $150 million
  Portfolio                   0.70% of such assets over $150
                              million
Met/AIM Small Cap Growth      0.90%
  Portfolio
Harris Oakmark International  0.85% of first $500 million
  Portfolio                   0.80% of such assets over $500
                              million
Janus Aggressive Growth       0.80% of first $100 million of
  Portfolio                   such assets plus
                              0.75% of such assets over $100
                              million up to $500 million plus
                              0.70% of such assets over $500
                              million
Neuberger Berman Real Estate  0.70% of first $200 million
  Portfolio                   0.65% of such assets over $200
                              million up to $750 million plus
                              0.55% of such assets over $750
                              million

     Met Investors Advisory LLC pays each Met Investors Fund Portfolio's investment advisers a fee based on the Portfolio's average daily net assets. These fees are solely the responsibility of Met Investors Advisory LLC.

     Massachusetts Financial Services Company is the investment adviser to the MFS Research International Portfolio. Pacific Investment Management Company LLC is the investment adviser to PIMCO Total Return Portfolio. PEA Capital LLC is the investment adviser to the PIMCO PEA Innovation Portfolio. Lord Abbett & Co. LLC is the investment adviser to the Lord Abbett Bond Debenture Portfolio. A I M Capital Management, Inc. is the investment adviser to the Met/AIM Mid Cap Core Equity and the Met/AIM Small Cap Growth Portfolios. Harris Associates L.P. is the investment adviser to the Harris Oakmark International Portfolio. T. Rowe Price Associates, Inc. is the investment adviser to the T. Rowe Price Mid-Cap Growth Portfolio. Janus Capital Management LLC is the investment adviser to the Janus Aggressive Growth Portfolio. Neuberger Berman Management Inc is the investment adviser to the Neuberger Berman Real Estate Portfolio.

CAPITAL RESEARCH AND MANAGEMENT COMPANY

     As compensation for its services, the American Funds pays Capital Research and Management Company, the American Funds investment adviser, a monthly fee which is accrued daily, calculated at the annual rate of:

     American Funds Global Small Capitalization Fund: .80% of the first $600 million of net assets, plus 0.74% on net assets in excess of $600 million;

     American Funds Growth Fund: 0.50% of the first $600 million of net assets, plus 0.45% on net assets greater than $600 million but not exceeding $1.0 billion, plus 0.42% on net assets greater than $1.0 billion but not exceeding $2.0 billion, plus 0.37% on net assets greater than $2.0 billion but not exceeding $3.0 billion, plus 0.35% on net assets greater than $3.0 billion but not exceeding $5.0 billion, plus 0.33% on net assets greater than $5.0 billion but not exceeding $8.0 billion, plus 0.315% on net assets greater than $8.0 billion but not exceeding $13.0 billion, plus 0.30% on net assets in excess of $13.0 billion.

     American Funds Growth-Income Fund: 0.50% of the first $600 million of net assets, plus 0.45% on net assets greater than $600 million but not exceeding $1.5 billion, plus 0.40% on net assets greater than $1.5 billion but not exceeding $2.5 billion, plus 0.32% on net assets greater than $2.5 billion but not exceeding $4.0 billion, plus 0.285% on net assets greater than $4.0 billion but not exceeding $6.5 billion, plus 0.256% on net assets greater than $6.5 billion but not exceeding $10.5 billion, plus 0.242% on net assets in excess of $10.5 billion;

     The Metropolitan Fund, the Met Investors Fund and the American Funds are more fully described in their respective prospectuses and the Statements of Additional Information that the prospectuses refer to. The Metropolitan Fund, the Met Investors Fund and the American Funds prospectuses are attached at the end of this prospectus. The SAIs are available upon request.


HOW WE CALCULATE AMOUNTS AVAILABLE FOR WITHDRAWAL



     As stated in the Prospectus, the value of the variable income option available for withdrawal is the "current market value of the underlying assets in the Portfolio" that supports this variable income option. As purchase payments are made into the Income Annuity, each purchase payment is converted to annuity units. The administrative system also simultaneously creates "fund units" associated with each purchase payment. The annuity units are used to determine the income payment amount while the fund units are used to determine the Income Annuity's share of the current market value of each Portfolio (and hence the amount available for withdrawal).



     The following example shows how a change in the Portfolio asset's market value impacts the value of both annuity units and fund units and how the annuity units are used to determine the payment amount while the fund units are used to determine the annuity's withdrawal value: Assume a $1,000 purchase payment into an Income Annuity using a 3% AIR. Further assume that the initial income payment purchased with this amount is $10 per month. Finally, assume that the annuity unit value has a value of 5.0 while the fund unit value has a value of 10.0 at the time the purchase payment is made. Based on these assumptions, the number of fund units credited to the Income Annuity due to this purchase payment is 100 (i.e., the $1,000 contribution divided by the fund unit value of 10), and the number of annuity units attributable to the purchase payment is 2 (i.e., the $10 initial payment amount divided by the annuity unit value of 5).



     Now assume that, over the course of the following year, the net increase (after investment expenses and Separate Account fees) in the market value of the underlying assets - and therefore the increase in the value of the variable income option - was 10%. The annuity unit value under these assumptions would increase by roughly the excess of the net investment return of 10% over the AIR of 3%. This results in a new annuity unit value of 5.34 (i.e., the original annuity unit value multiplied by the ratio of one plus the net fund return divided by one plus the AIR, or 5 x (1.10 / 1.03)). The new income payment amount would therefore be $10.68 (i.e., the 2 annuity units multiplied by the new annuity unit value of 5.34).



     The fund unit value, on the other hand, would increase by the full 10% net asset return, to a value of 10.10. The Income Annuity's share of the asset market value is now $1,010 (i.e., 100 fund units multiplied by the current fund unit value of 10.10). This figure would be the amount available for withdrawal from the Income Annuity attributable to the original $1,000 contribution.



     It should be noted that while withdrawal values are not directly based on the annuity units credited to an Income Annuity, a withdrawal from the variable income option would cause a pro rata reduction in the number of annuity units. For instance, assume that in the example above a $250 withdrawal is made. This withdrawal translates into a 24.75% withdrawal of the value of the income option (i.e., $250 withdrawal divided by the income option value of $1,010), which in turn causes the number of annuity units to drop to 1.505 (i.e., 2 x
[1 - 24.75%]).


ADVERTISEMENT OF THE SEPARATE ACCOUNT

     From time to time we advertise the performance of various Separate Account investment divisions. This performance will be stated in terms of either yield, "change in Annuity Unit Value" or "average annual total return" or some combination of the foregoing. Yield, change in Annuity Unit Value and average annual total return figures are based on historical earnings and are not intended to indicate future performance. Yield figures quoted in advertisements will refer to the net income generated by an investment in a particular investment division for a thirty-day period or month, which is specified in the advertisement, and then expressed as a percentage yield of that investment. This percentage yield is then compounded semiannually. Yield is calculated by dividing the net investment income per share earned during the period by the maximum offering price per share on the last day of the period, according to this formula 2 [((a-b)/(c d) + 1)(6) - 1], where "a" represents dividends and interest earned during the period; "b" represents expenses accrued for the period (net of reimbursements); "c" represents the average daily number of shares outstanding during the period that were entitled to receive dividends; and "d" represents the maximum offering price per share on the last day of the period. Change in Annuity Unit Value ("Non-Standard Performance") refers to the comparison between values of annuity units over specified periods in which an investment division has been in operation, expressed as a percentage and may also be expressed as an annualized figure. In addition, change in Annuity Unit Value may be used to illustrate performance for a hypothetical investment (such as $10,000) over the time period specified. Change in Accumulation Unit Value is expressed by this formula [UV(1)/UV(0) (annualization factor)] - 1, where UV(1) represents the current unit value and UV(0) represents the prior unit value. The annualization factor can be either (1/number of years) or 365/number of days). Average annual total return (also known as annualized change in annuity value) calculations ("Standard Performance") differs from the change in

Annuity Unit Value because it assumes a steady rate of return and reflects all expenses. Average annual total return is calculated by finding the average annual compounded rates of return over the 1-, 5-, and 10-year periods that would equate the initial amount invested to the ending redeemable value, according to this formula P(1+T)(n)=ERV, where "P" represents a hypothetical initial payment of $1,000; "T" represents average annual total return; "n" represents number of years; and "ERV" represents ending redeemable value of a hypothetical $1,000 payment made at the beginning of the 1-, 5-, or 10-year periods at the end of the 1-, 5-, or 10-year period (or fractional portion). Performance figures will vary as a result of different Separate Account charges since the investment division inception date, which is the date the corresponding Portfolio or predecessor Portfolio was first offered under the separate account that funds the Income Annuity.

     These presentations reflect a 3% benchmark AIR.

     Performance may be calculated based upon historical performance of the underlying performance Portfolios of the Metropolitan Fund, Met Investors Fund and American Funds. After the inception date, actual annuity unit data is used.

     Historical performance information should not be relied on as a guarantee of future performance results.

     Advertisements regarding the Separate Account may contain comparisons of hypothetical after-tax returns of currently taxable investments versus returns of tax deferred investments. From time to time, the Separate Account may compare the performance of its investment divisions with the performance of common stocks, long-term government bonds, long-term corporate bonds, intermediate-term government bonds, Treasury Bills, certificates of deposit and savings accounts. The Separate Account may use the Consumer Price Index in its advertisements as a measure of inflation for comparison purposes. From time to time, the Separate Account may advertise its performance ranking among similar investments or compare its performance to averages as compiled by independent organizations, such as Lipper Analytical Services, Inc., Morningstar, Inc., VARDS(R) and The Wall Street Journal. The Separate Account may also advertise its performance in comparison to appropriate indices, such as the Standard & Poor's 500 Composite Stock Price Index, the Standard & Poor's Mid Cap 400 Index, the Standard & Poor's Small Cap 600 Index, the Russell 2000(R) Index, the Russell Mid Cap Growth Index, the Russell 2500(TM) Growth Index, the Russell 2000(R) Growth Index, the Russell 2000(R) Value Index, the Russell 1000 Growth Index, the Lehman Brothers(R) Aggregate Bond Index, the Lehman Brothers Intermediate Bond Index, the Lehman Brothers(R) Government/Corporate Bond Index, the Merrill Lynch High Yield Bond Index, the Morgan Stanley Capital International All Country World Index, the Salomon Smith Barney World Small Cap Index and the Morgan Stanley Capital International Europe, Australasia, Far East Index.

     We may state performance for the investment divisions of the Income Annuities which reflect deduction of the Separate Account charge and investment-related charge, when accompanied by the annualized change in annuity unit value.

     Past performance is no guarantee of future results.

     We may demonstrate hypothetical values of income payments over a specified period based on historical net asset values of the Portfolios and the historical annuity unit values and the applicable annuity purchase rate, either for an individual for whom the illustration is to be produced or based upon certain assumed factors (e.g., male, age 65). These presentations reflect the deduction of the maximum Separate Account charge and the investment-related charge. If the presentation is for an individual, we may also provide a presentation that reflects the applicable Separate Account charge, as well as the annuity unit values and the investment-related charge.

     We may assume that the Income Annuity was in existence prior to its inception date. When we do so, we calculate performance based on the historical performance of the underlying Portfolio for the period before the inception date of the Income Annuity and historical annuity value values.

     Historical performance information should not be relied on as a guarantee of future performance results.

     We may also demonstrate hypothetical future values of income payments over a specified period based on assumed rates of return (which will not exceed 12% and which will include an assumption of 0% as well) for the Portfolios, hypothetical annuity unit values and the applicable annuity purchase rate, either for an individual for whom the illustration is to be produced or based upon certain assumed factors (e.g., male, age 65). These presentations reflect the deduction of the maximum Separate Account charge and the average of investment-related charges for all Portfolios to depict investment-related charges. If the presentation is for an individual, we may also provide a presentation that reflects the applicable Separate Account charge, as well as the annuity unit values and the investment-related charge.

     An illustration should not be replied upon as a guarantee of future results.

VOTING RIGHTS

     In accordance with our view of the present applicable law, we will vote the shares of each of the Portfolios held by the Separate Account (which are deemed attributable to the Income Annuities described in the Prospectuses or at regular and special meetings of the shareholders of the Portfolio based on instructions received from those having the voting interest in corresponding investment divisions of the Separate Account. However, if the 1940 Act or any rules thereunder should be amended or if the present interpretation thereof should change, and as a result we determine that we are permitted to vote the shares of the Portfolios in our own right, we may elect to do so.

     Accordingly, you have voting interests under the Income Annuities described in the Prospectuses. The number of shares held in each Separate Account investment division deemed attributable to you is determined by dividing the value of annuity units attributable to you in that investment division, if any, by the net asset value of one share in the Portfolio in which the assets in that Separate Account investment division are invested. Fractional votes will be counted. The number of shares for which you have the right to give instructions will be determined as of the record date for the meeting.

     Portfolio shares held in each registered separate account of MetLife or any affiliate that are or are not attributable to life insurance policies or annuities (including the Income Annuities described in the Prospectuses) and for which no timely instructions are received will be voted in the same proportion as the shares for which voting instructions are received by that separate account. Portfolio shares held in the general accounts or unregistered separate accounts of MetLife or its affiliates will be voted in the same proportion as the aggregate of (i) the shares for which voting instructions are received and
(ii) the shares that are voted in proportion to such voting instructions. However, if we or an affiliate determine that we are permitted to vote any such shares, in our own right, we may elect to do so subject to the then current interpretation of the 1940 Act or any rules thereunder.

     Qualified retirement plans that do not have voting interests through life insurance or annuity contracts do not vote these interests based upon the number of shares held in the Separate Account investment division deemed attributable to those qualified retirement plans. Shares are held by the plans themselves and are voted directly; the instruction process does not apply.

     You will be entitled to give instructions regarding the votes attributable to your Income Annuity, in your sole discretion.

     You may give instructions regarding, among other things, the election of the board of directors, ratification of the election of independent auditors, and the approval of investment and sub-investment managers.

DISREGARDING VOTING INSTRUCTIONS

     MetLife may disregard voting instructions under the following circumstances
(1) to make or refrain from making any change in the investments or investment policies for any portfolio if required by any insurance regulatory authority;
(2) to refrain from making any change in the investment policies or any investment adviser or principal underwriter or any portfolio which may be initiated by those having voting interests or the Metropolitan Fund's, Met Investors Fund's or American Fund's boards of directors, provided MetLife's disapproval of the change is reasonable and, in the case of a change in investment policies or investment manager, based on a good faith determination that such change would be contrary to state law or otherwise inappropriate in light of the portfolio's objective and purposes; or (3) to enter into or refrain from entering into any advisory agreement or underwriting contract, if required by any insurance regulatory authority.

     In the event that MetLife does disregard voting instructions, a summary of the action and the reasons for such action will be included in the next semiannual report.

ERISA


     If your plan is subject to ERISA (the Employee Retirement Income Security Act of 1974) and you are married, the income payments, withdrawal provisions, and methods of payment of the death benefit under your Income Annuity may be subject to your spouse's rights as described below.


     Generally, the spouse must give qualified consent whenever you elect to:

          a. choose income payments other than on a qualified joint and survivor annuity basis ("QJSA") (one under which we make payments to you during your lifetime and then make payments reduced by no more than 50% to your spouse for his or her remaining life, if any); or choose to waive the qualified pre-retirement survivor annuity benefit ("QPSA") (the benefit payable to the surviving spouse of a participant who dies with a vested interest in an accrued retirement benefit under the plan before payment of the benefit has begun);

          b. make certain withdrawals under plans for which a qualified consent is required;

          c. name someone other than the spouse as your beneficiary;

          d. use your accrued benefit as security for a loan exceeding $5,000.

     Generally, there is no limit to the number of your elections as long as a qualified consent is given each time. The consent to waive the QJSA must meet certain requirements, including that it be in writing, that it acknowledges the identity of the designated beneficiary and the form of benefit selected, dated, signed by your spouse, witnessed by a notary public or plan representative, and that it be in a form satisfactory to us. The waiver of a QJSA generally must be executed during the 90-day period ending on the date on which income payments are to begin, or the withdrawal or the loan is to be made, as the case may be. If you die before benefits begin, your surviving spouse will be your beneficiary unless he or she has given a qualified consent otherwise. The qualified consent to waive the QPSA benefit and the beneficiary designation must be made in writing that acknowledges the designated beneficiary, dated, signed by your spouse, witnessed by a notary public or plan representative and in a form satisfactory to us. Generally, there is no limit to the number of beneficiary designations as long as a qualified consent accompanies each designation. The waiver of and the qualified consent for the QPSA benefit generally may not be given until the plan year in which you attain age 35. The waiver period for the QPSA ends on the date of your death.

     If the present value of your benefit is worth $5,000 or less, your plan generally may provide for distribution of your entire interest in a lump sum without spousal consent.

TAXES

GENERAL

     Federal tax laws are complex and are subject to frequent change as well as to judicial and administrative interpretation. The following is a general summary intended to point out what we believe to be some general rules and principles, and not to give specific tax or legal advice. Failure to comply with the law may result in significant adverse tax consequences and penalties. For details or for advice on how the law applies to your individual circumstances, consult your tax advisor or attorney. You may also get information from the Internal Revenue Service.

     In the opinion of our attorneys, the Separate Account and its operations will be treated as part of MetLife, and not taxed separately. We are taxed as a life insurance company. Thus, although the Income Annuities allow us to charge the Separate Account with any taxes or reserves for taxes attributable to it, we do not expect that under current law we will do so.


     To the extent permitted under federal income tax law, MetLife's general account may claim the benefit of certain tax credits attributable to taxes paid by certain of the Portfolios to foreign jurisdictions.


     Under current Federal income tax law, the taxable portion of distributions under variable annuity contracts and qualified plans (including IRAs) is not eligible for the reduced tax rate applicable to long-term capital gains and dividends.

INVESTOR CONTROL


     In some circumstances, owners of variable annuity contracts who retain excessive control over the investment of the underlying separate account assets may be treated as the owners of those assets and may be subject to tax on income produced by those assets. Although published guidance in this area does not address certain aspects of the Contracts, we believe that the owner of a Contract should not be treated as the owner of the Separate Account assets. We reserve the right to modify the Contract to bring it into conformity with applicable standards should such modification be necessary to prevent an owner of the Contract from being treated as the owner of the underlying Separate Account assets.


INCOME ANNUITIES


     Purchase payment to the Non-Qualified Annuity, as well as non-deductible purchase payments to the IRA Annuity are made on an "after-tax basis", so that making purchase payments does not reduce the taxes you pay. Your IRA Income Annuity will only accept purchase payments which consist of eligible rollovers from eligible retirement plans of an employer and transfers and rollovers from other IRAs, to the extent permitted by the Code. It will not accept deductible IRA purchase payments.


     Earnings under the Non-Qualified Annuity and IRA Annuity are normally not taxed until withdrawn, if you, as the owner, are an individual. Thus, that portion of any withdrawal that represents income is taxed when you receive it, but that portion that represents purchase payments is not, to the extent previously taxed.


     Generally, the Non-Qualified Income Annuity is issued on an "after-tax basis" so that making a purchase payment does not reduce the taxes you pay. That portion of any income payment that represents income is taxed when you receive it, but that portion that represents the purchase payment is a nontaxable return of principal. The IRS has not specifically approved the use of an exclusion ratio or recovery amount with respect to a variable income annuity where reallocations are permitted between funding options or between a funding option and a guaranteed payment option. At the present time MetLife intends to report the taxable income payments made to you under general tax principles for variables annuities using an excludable amount for each payment based upon your purchase payment (reduced by any refund or guarantee feature as required by Federal tax law) made to provide the income annuity divided by the expected number of payments.

10% PENALTY TAX

     Generally, the taxable portion of amounts received prior to the owner attaining age 59 1/2 is subject to a 10% penalty tax, in addition to ordinary income tax. The penalty tax does no apply in certain situations such as payments received by reason of your death, or as a series of substantially equal periodic payments ("SEPP") received over your life (or over a period equal to your life expectancy), or over the joint lives of you and your designated beneficiary (or over a period equal to the joint and last survivor life expectancies of you and your beneficiary); or as otherwise permitted under the tax rules.

     Any modification to the SEPP (including income annuities), except due to death or disability, made prior to (a) the owner attaining age 59 1/2 or (b) prior to receiving the income payments for five years, will result in a retroactive imposition of any 10% penalty tax avoided in prior years (with interest) as well as a 10% penalty tax on payments received through the end of the year of modification. Future SEPP or income payments may also be subject to the 10% penalty tax.


     It's not clear whether variable income payments under this Income Annuity will satisfy the SEPP exception to the 10% penalty tax, or whether reallocations between investment divisions or between an investment division and the fixed interest option will be considered such modification. Consult your tax advisor prior to making reallocations between investment divisions or between an investment division and the fixed income option if (a) the owner has not attained age 59 1/2 or (b) you have been receiving income payments for less than five years.


     Additionally, if you have not attained age 59 1/2 at the time of purchase and intend to use the Income Annuity to meet the substantially equal periodic payment exception to the 10% penalty tax, note that the exercise of the withdrawal feature prior to the later of (a) your attaining age 59 1/2 or (b) five years after income payments had begun, will generally also result in the retroactive imposition of the 10% penalty tax (with interest) in addition to ordinary income tax on income payments previously received. In such cases, the taxable portion of the withdrawal, as well as the taxable portion of income payments received in the year of the withdrawal, will generally be subject to the 10% penalty tax in addition to ordinary income tax. In addition, if you are under age 59 1/2 when such payments are received, any future payments you receive will generally be subject to the 10% penalty tax. Consult your tax adviser.

     For certain distributions from eligible retirement plans after December 31, 2001, the otherwise non-taxable portion of the distribution may be an eligible rollover distribution if directly transferred or rolled over to an IRA or if directly transferred to a defined contribution trust which agrees to accept and separately account for it. The IRA annuity will also accept direct transfers and rollovers made from a SIMPLE IRA after you have participated in the SIMPLE IRA of an employer for at least two years.


     In general, payments from the IRA Income Annuity will be reportable and taxable as ordinary income when received. You are responsible for determining how much of each payment consists of purchase payments which were originally made on an after-tax basis under the eligible employer retirement plan or IRA from which it was rolled over or transferred.


INCOME PAYMENTS

     Income payments are subject to an "excludable amount" which determines how much of each payment is treated as:
            -- A non-taxable return of your purchase payment; and -- A taxable payment of earnings.

     The Internal Revenue Service (the "IRS") has not specifically approved the use of a method to calculate an excludable amount with respect to a non-qualified variable income annuity where reallocations are permitted between investment divisions or between an investment division and the Fixed Income Option.

     For Non-Qualified Annuities, we generally will tell you how much of each income payment is a non-taxable return of your purchase payment. However, it is possible that the IRS could conclude that the taxable portion of income payments under a non-qualified contract is less than the taxable amount determined by us and reported by us to you and the IRS. Generally, once the total amount treated as a non-taxable return of your purchase payment equals your purchase payment (reduced by any refund or guarantee feature as required under Federal tax law), then all remaining payments are fully taxable. We will withhold a portion of the taxable amount of your income payment for income taxes, unless you elect otherwise. The amount we withhold is determined by the Code.

     If the amount of income payments received in any calendar year is less than the exclusion amount applicable to the year, you may generally elect the year in which to begin to apply this excess over the remaining income stream.

EXERCISE OF WITHDRAWAL OPTION

     If your Income Annuity contract has been purchased with a withdrawal option and is terminated as a result of the exercise of the withdrawal option, the taxable portion of the payment will generally be the excess of the proceeds received over your remaining after-tax purchase payments.


     It is uncertain how amounts received under the exercise of a partial withdrawal option under non-qualified income annuities are taxed. It is conceivable that the entire amount of the withdrawal could be treated as taxable income. Exercise of the withdrawal option may adversely impact the amount of subsequent payments which can be treated as a non-taxable return of investment.

     Each type of annuity is subject to various tax limitations. For the IRA Annuity the maximum amount of purchase payment is limited under Federal tax law and there are limitations on how long money can be left under the Income Annuity before withdrawals must begin. Please be advised that new final tax regulations were issued regarding required minimum distributions under annuities in June 2004. These rules do not generally become effective until the 2006 distribution year. However, they may be permissibly relied on beginning with the 2003 distribution year. A 10% tax penalty applies to certain taxable withdrawals from the Income Annuity (or in some cases from the plan or arrangement that purchased the Income Annuity) before you are age 59 1/2.

REQUIRED MINIMUM DISTRIBUTIONS

     In general, the purchase of an IRA Income Annuity will meet minimum distribution requirements under the tax law where the payments are non-increasing, made at least annually, and are payable over your lifetime (or a period not exceeding your life expectancy), or over the joint lives of you and the designated beneficiary (or over a period not exceeding the joint and survivor life expectancy), using the appropriate life expectancy tables under the income tax regulations. For life contingent income annuities, the final tax regulations do not permit guarantee periods any longer than provided for under the Uniform Lifetime Table.

     Additionally, your income payments are required to begin no later than April 1st of the calendar year following the year you attain age 70 1/2.

     Distributions under a permissible income annuity must generally be non-increasing. However, income payments may increase based not only with respect to the investment experience of the underlying funds but also with respect to actuarial gains. Actuarial gain is broadly defined as the "difference between actuarial assumptions used in pricing and actual experience with respect to those assumptions; or differences between actuarial assumptions used in pricing when the annuity was purchased and actuarial assumptions used in pricing at the time the actuarial gain is determined." Additionally, these proposed regulations permit payments under income annuities to increase due to a full withdrawal or to a partial withdrawal under certain circumstances.


     If you choose an income payment type which is payable over the joint lives of you and a beneficiary who is not your spouse (or over a period not exceeding the joint life expectancy of you and your non-spousal beneficiary), be advised that Federal tax rules may require that payments be made over a shorter period, or the percentage payable to the surviving annuitant (other than your spouse) reduced, to meet the minimum distribution incidental benefit rules and avoid the 50% excise tax.



     The death benefit under an IRA is taxable to the payee in the same manner as if paid to the deceased owner. If you die before the payments under an IRA Income Annuity begin, we will make payment of your entire interest under the Income Annuity as soon after we receive satisfactory proof of your death. The tax law generally requires that such payment be made within five years of date of your death to your designated beneficiary or to your estate if there is no designated beneficiary. Your Contract does not permit spousal continuation or payments of the precommencement death benefit over the designated beneficiary's life or over a period no greater than his or her remaining expectancy as would be otherwise permitted under the Code. If you die after income payments begin, payments must continue to be made at least as rapidly as under the method of distribution that was used at the time of your death in accordance with the income type selected.


     The Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA) made certain changes to qualified retirement plans and IRAs, including:
            -- increasing the contribution limits for Traditional IRAs, starting in 2002.
            -- adding "catch-up" contributions for taxpayers age 50 and above;
               and
            -- adding expanded portability and tax-free opportunities.
            -- all changes made by EGTRRA are scheduled to expire after 2010.

     Traditional IRAs. All IRAs receive tax deferral under the Code. Although there are no additional tax benefits by funding your IRA or SEP with an annuity, it does provide you additional insurance benefits such as availability of a guaranteed income for life.

     IRA contracts may not invest in life insurance. Your annuity offers a precommencement death benefit that may exceed the commuted value or withdrawal available to the owner at certain times. Consult your tax advisor prior to purchase.


     The sale of a contract for use with an IRA may be subject to special disclosure requirements of the Internal Revenue Service. Purchasers of a Contract for use with an IRA will be provided with supplemental information required by the Internal Revenue Service. The IRA Annuity has not been submitted to the IRS for approval as to form.


     Note: Your IRA Income Annuity will accept only purchase payments that are rollovers from eligible retirement plans of an employer or that are transfers or rollovers from other IRAs, to the extent otherwise permitted under the Code. It will not accept deductible IRA purchase payments.


     Taxable withdrawals (other than tax-free transfers or "rollovers" to other individual retirement arrangements) before age 59 1/2 are subject to a 10% tax penalty. This penalty does not apply to withdrawals (1) paid to a beneficiary or your estate after your death; (2) due to your permanent disability (as defined in the Code); (3) made in substantially equal periodic payments (not less frequently than annually) over the life or life expectancy of you or you and another person named by you as your beneficiary; (4) to pay deductible medical expense; (5) to enable certain unemployed persons to pay medical insurance premiums; (6) to pay for qualified higher education expenses; (7) for qualified first time home purchases; or (8) made after December 31, 1999 for IRS levies.


     If you are under age 59 1/2 and are receiving income payments that you intend to qualify as a series of substantially equal periodic payments under sec.72(t) of the Code and thus not subject to the 10% tax penalty, any modifications (other than a one-time change to the required minimum distribution method) to your payment stream before the later of age 59 1/2 or five years after beginning substantially equal periodic payments will result in the retroactive imposition of the 10% tax penalty. You should consult with your tax adviser to determine whether any reallocations between investment divisions or between an investment division and the fixed payment option under the Income Annuity during this period could result in the imposition of the 10% penalty tax. See also discussion under "10% Penalty Tax" in this Statement of Additional Information.



     If you made both deductible and non-deductible contributions, a partial withdrawal will be treated as a pro rata withdrawal of both, based on all of your IRAs (not just the IRA Annuity). The portion of the withdrawal attributable to non-deductible contributions (but not the earnings on them) is a nontaxable return of principal, which is not subject to the 10% tax penalty. You must keep track of which purchase payments were deductible and which weren't, and make annual reports to the IRS if non-deductible purchase payments were made. We are required to tax report the entire amount of any IRA distributions as taxable income.


     Your Traditional IRA Annuity is not forfeitable and you may not transfer it, assign it or pledge it as collateral for a loan.

     You may convert/rollover an existing IRA to a Roth IRA if your modified adjusted gross income does not exceed $100,000 in the year you convert. If you are married but file separately, you may not convert a non-Roth IRA into a Roth IRA. Under your IRA Income Annuity, you may only rollover contract proceeds or convert to a Roth IRA under a different contract (where otherwise permissible under the tax law) by exercising the withdrawal option during the 60 day period following the commencement of your income payments. If your designated beneficiary is your surviving spouse, he or she may also be able to rollover any precommencement death benefit to his or her own traditional IRA.


     Non-Qualified Annuity. When a non-natural person owns a Non-Qualified Contract, the annuity will generally not be treated as an annuity for tax purposes and thus loses the benefit of tax deferral. Corporations and certain other entities are generally considered non-natural persons, However, an annuity owned by a non-natural person as agent for an individual will be treated as an annuity for tax purposes.


     Where an annuity is owned by a non-natural person and the annuity qualifies as such for Federal income tax purposes, the entity may have a limited ability to deduct interest payments.

     Where otherwise permitted under the terms of your Non-Qualified Income Annuity contract, assignments pledges and other types of transfers of all or a portion of your interest in the Contract may result in the immediate taxation of the gain in your deferred annuity. This rules may not apply to certain transfers between spouses.

     No limits apply under the Code to the amount of purchase payments that you may make. Tax on income earned under the Non-Qualified Income Annuity is generally deferred until it is withdrawn only if you as owner of the Income Annuity are an individual (or are treatable as a natural person under certain other circumstances specified by the Code). The following discussion assumes that this is the case.

     The following discussion assumes that you are an individual (or are treated as a natural person under certain other circumstances specified by the Code). Income payments are subject to an "exclusion ratio" or "excludable amount" which determines how much of each income payment is a non-taxable return of your purchase payment and how much is a taxable payment of earnings. Generally, once the total amount treated as a return of your purchase payment equals the amount of such purchase payment (reduced by any refund or guarantee feature as required by Federal tax law), all remaining income payments are fully taxable. If you die before the purchase payment is returned, the unreturned amount may be deductible on your final income tax return or deductible by your beneficiary if income payments continue after your death. We will tell the purchaser of an Income Annuity what your purchase payment was and how much of each income payment is a non-taxable return of your purchase payment.

  Diversification

     In order for your Non-Qualified Income Annuity to be considered an annuity contract for Federal income tax purposes, we must comply with certain diversification standards with respect to the investments underlying the contract. We believe that we satisfy and will continue to satisfy these diversification standards. Inadvertent failure to meet these standards may be correctable. Failure to meet these standards would result in immediate taxation to contract owners of gains under their contract.

  Changes to tax rules and interpretations


     Changes in applicable tax rules and interpretations can adversely affect the tax treatment of your Contract. These changes may take effect retroactively. Examples of changes that could create adverse tax consequences include:


-  Possible taxation of transfers between investment divisions.

- Possible taxation as if you were the owner of your portion of the Separate Account's assets.

- Possible limits on the number of funding options available or the frequency of transfers among them.


     We reserve the right to amend your Contract when necessary to maintain its status as a variable contract under the Federal tax law and to protect other Contractholders in the investment divisions from adverse tax consequences.



     Any withdrawal is generally treated as coming first from earnings (and thus subject to tax) and next from your contributions (and thus a nontaxable return of principal) only after all earnings are paid out. This rule does not apply to payments made under income annuities, however. Such payments are subject to an "exclusion ratio" which determines how much of each payment is a non-taxable return of your purchase payments and how much is a taxable payment of earnings. Once the total amount treated as a return of your purchase payments equals the amount of such purchase payments, all remaining income payments are fully taxable. If you die before all purchase payments are returned, the unreturned amount may be deductible on your final income tax return or deductible by your beneficiary if payments continue after your death. We will tell the purchaser of an income annuity what your purchase payments were and how much of each income payment is a non-taxable return of purchase payments.



     Under the Code, payments need not be made by a particular age. However, it is possible that the Internal Revenue Service may determine that the Income Annuity must be surrendered or income payments must begin by a certain age, e.g., 85 or older. If you die before the payments under an income annuity begins, we will make payment of your entire interest under the Annuity as soon after we receive satisfactory proof of your death. The tax law requires that such payment be made within five years of date of your death to your beneficiary. Your Contract does not permit spousal continuation or payments of the precommencement death benefit over the designated beneficiary's life or over a period no greater than his or her remaining expectancy as would be otherwise permitted under the Code. If you die after income payments begin, payments must continue to be made at least as rapidly as under the method of distribution that was used at the time of your death in accordance with the income type selected.


     Notwithstanding the above if you die prior the "annuity starting date" (as defined under the Code and the regulations thereunder), we reserve the right to pay out the actuarial value of any remaining guaranteed payments over a period not exceeding that permitted under section 72(s) of the Code (i.e., within five years of the date of your death, or where the beneficiary is a natural person over a period not exceeding his or her remaining life expectancy).

     If the owner is a non-natural person, the above rules will be applied on the death of any annuitant or if otherwise permitted under your contract, on the change of any annuitant.


     The ability to make a tax-free Section 1035 transfer is generally not available once income payments have irrevocably commenced (except for possible acceleration). Thus both withdrawals and income payments will be treated as taxable distributions, regardless of whom they are paid to.


     The tax law treats all non-qualified annuities issued after October 21, 1988 by the same company (or its affiliates) to the same owner during any one calendar year as one annuity. This may cause a greater portion of your withdrawals from the Income Annuity to be treated as income than would otherwise be the case. Although the law is not clear, the aggregation rule may also adversely affect the tax treatment of payments received under an income annuity where the owner has purchased more than one non-qualified annuity during the same calendar year from the same or an affiliated company after October 21, 1988, and is not receiving income payments from all annuities at the same time.

                                    PART II

                               OTHER INFORMATION

ITEM 24.  FINANCIAL STATEMENTS AND EXHIBITS

  (a) FINANCIAL STATEMENTS


      The following financial statements are included in Part B of this Post-Effective Amendment on Form N-4:
        (to be filed by amendment)


      Metropolitan Life Separate Account E
        Independent Auditors' Report

      Financial Statements for the Years Ended December 31, 2002 and 2003
         Statements of Assets and Liabilities
         Statements of Operations
         Statements of Changes in Net Assets
         Notes to Financial Statements

      Metropolitan Life Insurance Company
        Independent Auditors' Report

      Financial Statements for the Years Ended December 31, 2003, 2002 and 2001
         Consolidated Balance Sheets
         Consolidated Statements of Income
         Consolidated Statements of Cash Flow
         Consolidated Statements of Equity
         Notes to Consolidated Financial Statements

  (b) EXHIBITS


     (1)                --   Resolution of the Board of Directors of
                             Metropolitan Life establishing Separate
                             Account E.(1)
     (2)                --   Not applicable.
     (3) (a)            --   Not applicable.
         (b)            --   Form of Metropolitan Life Insurance
                             Company Sales Agreement.(2)
         (c)            --   Participation Agreement--American Funds
                             Insurance Series(3)
         (d)            --   Participation Agreement--Met Investors
                             Series Trust(4)
     (4) (a)(i)         --   Form of Certificate for Deferred
                             Variable Income Annuity. Form
                             G.4333-30V.(5)
         (a)(ii)        --   Form of Contract for Deferred Variable
                             Income Annuity. Form G.2952DFV.(5)
         (b)(i)         --   Form of Certificate for Deferred
                             Variable Income Annuity--IRA. Form
                             G.4333-32V--IRA.(5)
         (b)(i)(A)      --   Form of Traditional IRA/SEP Tax
                             Endorsement. Form G.20247-598-2.(5)
         (b)(ii)        --   Form of Contract for Deferred Income
                             Annuity--IRA. Form G.2952VIRA.(5)
     (5) (a)            --   Application Form for Variable Pension
                             Builder(SM)--Variable Builder
                             Non-Qualified. Form G.20394.(5)
         (b)            --   Application Form for Variable Pension
                             Builder(SM)--Variable IRA Builder. Form
                             20396.(5)
     (6)                --   Restated Charter and By-Laws of
                             Metropolitan Life Insurance Company.
     (7)                --   Not applicable.
     (8)                --   Not applicable.
     (9)                --   Opinion and consent of counsel as to the
                             legality of the securities being
                             registered.(6)
    (10)                --   Consent of Deloitte & Touche.(6)
    (11)                --   Not applicable.

    (12)                --   Not applicable.
    (13) (a)            --   Powers of Attorney.(2,7,8)


---------------
 1. Filed with Post-Effective Amendment No. 19 to Registration Statement No. 002-90830 for Metropolitan Life Separate Account E on Form N-4 on February 27, 1996. As incorporated herein by reference.

 2. Filed with Post-Effective Amendment No. 30 to Registration Statement No. 002-90830 for Metropolitan Life Separate Account E on Form N-4 on October 22, 2003. As incorporated herein by reference.

 3. Filed with Pre-Effective Amendment No. 1 to Registration Statement No. 333-52366 for Metropolitan Life Separate Account E on Form N-4 on August 3, 2001. As incorporated herein by reference.


 4. Filed with Registration Statement No. 333-83716/811-4001 for Metropolitan Life Separate Account E on Form N-4 on March 5, 2002. As incorporated herein by reference.



 5. Filed with Registration Statement No. 333-118214/811-4001 for Metropolitan Separate Account E on Form N-4 on August 13, 2004, as incorporated herein by reference.



 6.  To be filed by amendment.


 7. Filed with Post-Effective Amendment No. 32 to Registration Statement No. 002-90830 for Metropolitan Life Separate Account E on Form N-4 on April 20, 2004. As incorporated herein by reference.

 8. Power of Attorney for John M. Keene, William J. Wheeler and Joseph J. Prochaska filed with Post-Effective Amendment No. 4 to Registration Statement No. 333-69320 for Metropolitan Life Separate Account E on Form N-4 on February 5, 2004. As incorporated herein by reference.

ITEM 25.  DIRECTORS AND OFFICERS OF THE DEPOSITOR.


                                                     PRINCIPAL OCCUPATION &                  POSITIONS AND OFFICES
                 NAME                                   BUSINESS ADDRESS                         WITH DEPOSITOR
                 ----                                ----------------------                  ---------------------
Robert H. Benmosche....................  Chairman of the Board and Chief Executive         Chairman, Chief Executive
                                         Officer,                                          Officer and Director
                                         MetLife, Inc. and Metropolitan Life Insurance
                                         Company,
                                         27-01 Queens Plaza North
                                         Long Island City, NY 11101.
Curtis H. Barnette.....................  Chairman Emeritus,                                Director
                                         Bethlehem Steel Corporation,
                                         1170 Eighth Avenue,
                                         Martin Tower 101,
                                         Bethlehem, PA 18016-7699.
Burton A. Dole, Jr. ...................  Retired Chairman,                                 Director
                                         Nellcor Puritan Bennett, Inc.,
                                         Pauma Valley Country Club,
                                         15835 Pauma Valley Drive,
                                         Pauma Valley, CA 92061.
Cheryl W. Grise........................  President, Utility Group,                         Director
                                         Northeast Utilities Services Company,
                                         P.O. Box 270,
                                         Hartford, CT 06141.
James R. Houghton......................  Chairman of the Board Emeritus                    Director
                                         Corning Incorporated,
                                         One Riverfront Plaza,
                                         MP HQE2-6,
                                         Corning, NY 14831
Harry P. Kamen.........................  Retired Chairman and Chief Executive Officer,     Director
                                         Metropolitan Life Insurance Company,
                                         200 Park Avenue, 32nd floor,
                                         New York, NY 10166-0188.
Helene L. Kaplan.......................  Of Counsel, Skadden, Arps, Slate, Meagher &       Director
                                         Flom, LLP,
                                         Four Times Square,
                                         New York, NY 10036.
John M. Keane..........................  General (Retired),                                Director
                                         United States Army,
                                         2200 Wilson Blvd.,
                                         Suite 102-542,
                                         Arlington, VA 22201-3324
James M. Kilts.........................  Chairman of the Board, Chief Executive Officer    Director
                                         and President,
                                         The Gillette Company,
                                         Prudential Tower Building, 48th floor,
                                         Boston, MA 02199
Charles M. Leighton....................  Retired Chairman of the Board and Chief           Director
                                         Executive Officer,
                                         CML Group, Inc.,
                                         330 Gray Craig Road,
                                         Middletown, RI 02842.
Sylvia M. Mathews......................  Chief Operating Officer and Executive             Director
                                         Director,
                                         The Bill & Melinda Gates Foundation,
                                         1551 Eastlake Avenue East,
                                         Seattle, WA 98102.
Hugh B. Price..........................  Of Counsel                                        Director
                                         Piper Rudnick LLP,
                                         1251 Avenue of the Americas,
                                         New York, NY 10020

                                                     PRINCIPAL OCCUPATION &                  POSITIONS AND OFFICES
                 NAME                                   BUSINESS ADDRESS                         WITH DEPOSITOR
                 ----                                ----------------------                  ---------------------
Kenton J. Sicchitano...................  Retired Global Managing Partner,                  Director
                                         PricewaterhouseCoopers,
                                         101 Jericho Road,
                                         Weston, MA 02493
William C. Steere, Jr. ................  Retired Chairman of the Board,                    Director
                                         Pfizer Inc.,
                                         235 East 42nd Street, 22nd floor,
                                         New York, NY 10017.



     Set forth below is a list of certain principal officers of Metropolitan Life. The principal business address of Metropolitan Life is 200 Park Avenue, New York, New York 10166-0188.



                    NAME OF OFFICER                                     POSITION WITH METROPOLITAN LIFE
                    ---------------                                     -------------------------------
Robert H. Benmosche.....................................  Chairman, Chief Executive Officer and Director
C. Robert Henrikson.....................................  President and Chief Operating Officer
William J. Mullaney.....................................  President, MetLife Auto and Home
William J. Toppeta......................................  President, International
Lisa M. Weber...........................................  President, Individual Business
Catherine A. Rein.......................................  Senior Executive Vice-President and Chief Administrative
                                                          Officer
James L. Lipscomb.......................................  Executive Vice-President and General Counsel
Leland C. Launer, Jr. ..................................  Executive Vice President and Chief Investment Officer
Judy E. Weiss...........................................  Executive Vice-President
William J. Wheeler......................................  Executive Vice President and Chief Financial Officer
Joseph J. Prochaska.....................................  Senior Vice President, Financial Operations and Chief
                                                          Accounting Officer
Joseph A. Reali.........................................  Senior Vice-President and Tax Director
Anthony Williamson......................................  Senior Vice-President and Treasurer
Gwenn L. Carr...........................................  Senior Vice-President and Secretary
Timothy Journy..........................................  Senior Vice President and General Auditor


ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT.

     The registrant is a separate account of Metropolitan Life Insurance Company under the New York Insurance law. Under said law the assets allocated to the separate account are the property of Metropolitan Life Insurance Company. Metropolitan Life Insurance Company is a wholly-owned subsidiary of MetLife, Inc., a publicly traded company. The following outline indicates those persons who are controlled by or under common control with Metropolitan Life Insurance
Company:

           ORGANIZATIONAL STRUCTURE OF METLIFE, INC. AND SUBSIDIARIES
                             AS OF DECEMBER 31, 2004

The following is a list of subsidiaries of MetLife, Inc. updated as of December 31, 2004. Those entities which are listed at the left margin (labeled with capital letters) are direct subsidiaries of MetLife, Inc. Unless otherwise indicated, each entity which is indented under another entity is a subsidiary of that other entity and, therefore, an indirect subsidiary of MetLife, Inc. Certain inactive subsidiaries have been omitted from the MetLife, Inc. organizational listing. The voting securities (excluding directors' qualifying shares, if any) of the subsidiaries listed are 100% owned by their respective parent corporations, unless otherwise indicated. The jurisdiction of domicile of each subsidiary listed is set forth in the parenthetical following such subsidiary.

A.    MetLife Group, Inc. (NY)

B.    MetLife Bank National Association (USA)

C.    Exeter Reassurance Company, Ltd. (Bermuda)

D.    MetLife Taiwan Insurance Company Limited (Taiwan)

E.    Metropolitan Tower Life Company (DE)

      1.    TH Tower NGP, LLC (DE)

      2. Partners Tower, L.P. - a 99% limited partnership interest of Partners Tower, L.P. is held by Metropolitan Tower Life Company and 1% general partnership interest is held by TH Tower NGP, LLC (DE)

      3.    TH Tower Leasing, LLC (DE)

F. MetLife Pensiones S.A. (Mexico)- 97.4738% is owned by Metlife, Inc. and 2.5262% is owned by Metropolitan Asset Management Corporation.

G. MetLife Chile Inversiones Limitada (Chile)- 99.9999999% is owned by MetLife, Inc. and 0.0000001% is owned by Natiloportem Holdings, Inc.

      1. MetLife Chile Seguros de Vida S.A. (Chile)- 99.99% is owned by MetLife Chile Inversiones Limitada, and 0.01% is owned by MetLife International Holdings, Inc.

            a) MetLife Chile Administradora de Mutuos Hipotecarios S.A. (Chile)- 99.99% is owned by MetLife Chile Seguros de Vida S.A., and 0.01% is owned by MetLife Chile Inversiones Limitada.

H. MetLife Mexico S.A. (Mexico)- 98.70541% is owned by Metlife, Inc., 1.27483% is owned by Metropolitan Asset Management Corporation and 0.01976% is owned by Metlife International Holdings, Inc.

      1. MetLife Afore, S.A. de C.V. (Mexico)- 99.99% is owned by MetLife Mexico S.A. (Mexico) and 0.01% is owned by MetLife Pensiones S.A.

            a) Met1 SIEFORE, S.A. de C.V. (Mexico)- 99.99% is owned by MetLife Afore, S.A. and 0.01% is owned by MetLife Mexico S.A. (Mexico)

            b) Met2 SIEFORE, S.A. de C.V. (Mexico)- 99.99% is owned by MetLife Afore, S.A. and 0.01% is owned by MetLife Mexico S.A. (Mexico)

I. MetLife Mexico Servicios, S.A. de C.V. (Mexico)- 98% is owned by MetLife, Inc. and 2% is owned by MetLife International Holdings, Inc.

J.    Metropolitan Life Seguros de Vida S.A. (Uruguay)

K.    MetLife Securities, Inc. (DE)

L.    Enterprise General Insurance Agency, Inc. (DE)

      1.    MetLife General Insurance Agency of Texas, Inc. (DE)

      2.    MetLife General Insurance Agency of Massachusetts, Inc. (MA)

M.    Metropolitan Property and Casualty Insurance Company (RI)

      1.    Metropolitan General Insurance Company (RI)

      2.    Metropolitan Casualty Insurance Company (RI)

      3.    Metropolitan Direct Property and Casualty Insurance Company (RI)

      4.    Met P&C Managing General Agency, Inc. (TX)

      5.    MetLife Auto & Home Insurance Agency, Inc. (RI)

      6.    Metropolitan Group Property and Casualty Insurance Company (RI)

            a)    Metropolitan Reinsurance Company (U.K.) Limited (United
                  Kingdom)

      7.    Metropolitan Lloyds, Inc. (TX)

            a) Metropolitan Lloyds Insurance Company of Texas (TX)- Metropolitan Lloyds Insurance Company of Texas, an affiliated association, provides homeowner and related insurance for the Texas market. It is an association of individuals designated as underwriters. Metropolitan Lloyds, Inc., a subsidiary of Metropolitan Property and Casualty Insurance Company, serves as the attorney-in-fact and manages the association.

      8.    Economy Fire & Casualty Company (IL)

            a)    Economy Preferred Insurance Company (IL)

            b)    Economy Premier Assurance Company (IL)

N.    Cova Corporation (MO)

      1.    Texas Life Insurance Company (TX)

            a)    Texas Life Agency Services, Inc. (TX)

            b)    Texas Life Agency Services of Kansas, Inc. (KS)

      2.    Cova Life Management Company (DE)

O.    MetLife Investors Insurance Company (MO)

      1.    MetLife Investors Insurance Company of California (CA)

P.    First MetLife Investors Insurance Company

Q.    N.L. Holding Corp. (DEL) (NY)

      1.    Nathan & Lewis Associates, Inc. (NY)

            a)    Nathan and Lewis Insurance Agency of Massachusetts, Inc. (MA)

            b)    Nathan and Lewis Associates of Texas, Inc. (TX)

R.    Walnut Street Securities, Inc. (MO)

      1.    Walnut Street Advisers, Inc. (MO)

S.    Newbury Insurance Company, Limited

T.    MetLife Investors Group, Inc. (DE)

      1.    MetLife Investors USA Insurance Company (DE)

      2.    MetLife Investors Distribution Company (MO)

      3.    Met Investors Advisory, LLC (DE)

      4.    MetLife Investors Financial Agency, Inc. (TX)

U.    MetLife International Holdings, Inc. (DE)

      1.    Natiloportem Holdings, Inc. (DE)

            a)    Servicios Administrativos Gen, S.A. de C.V. (Mexico)

                  (1) MLA Comercial, S.A. de C.V. (Mexico) 99% is owned by Servicios Administrativos Gen, S.A. de C.V. and 1% is owned by MetLife Mexico Cares, S.A. de C.V.

                  (2) MLA Servicios, S.A. de C.V. (Mexico) 99% is owned by Servicios Administrativos Gen, S.A. de C.V. and 1% is owned by MetLife Mexico Cares, S.A. de C.V.

      2. MetLife India Insurance Company Private Limited (India)- 26% is owned by MetLife International Holdings, Inc. and 74% is owned by third parties.

      3.    Metropolitan Life Insurance Company of Hong Kong Limited (Hong
            Kong)- 99.9987% is owned by Metlife International Holdings, Inc. and 0.0013% is owned by Natiloporterm Holdings, Inc.

      4. Metropolitan Life Seguros de Retiro S.A. (Argentina)- 99.9999% is owned by MetLife International Holdings, Inc. and 0.0001% is owned by Natiloportem Holdings, Inc.

      5. Metropolitan Life Seguros de Vida S.A. (Argentina)- 99.999% is owned by MetLife International Holdings, Inc. and 0.001% is owned by Natiloportem Holdings, Inc.

            a) Met AFJP S.A. (Argentina)- 95% of the shares of Met AFJP S.A. are owned by Metropolitan Life Seguros de Vida S.A. and 5% of the shares of Met AFJP S.A. are held by Metropolitan Seguros de Retiro S.A.

      6.    MetLife Insurance Company of Korea Limited (South Korea)

      7. Metropolitan Life Seguros e Previdencia Privada S.A. (Brazil)- 99.999999% is owned by MetLife International Holdings, Inc. and 0.000001% is owned by Natiloportem Holdings, Inc.

            a)    Soma Seguradora, S.A. (Brazil)

V.    Metropolitan Life Insurance Company (NY)

      1.    334 Madison Avenue BTP-D Holdings, LLC (DE)

      2.    334 Madison Avenue BTP-E Holdings, LLC (DE)

      3.    334 Madison Avenue Euro Investments, Inc. (DE)

            a) Park Twenty Three Investments Company (United Kingdom)- 99% of the voting control of Park Twenty Three Investments Company is held by 334 Madison Euro Investments, Inc. and 1% voting control is held by St. James Fleet Investments Two Limited.

                  (1) Convent Station Euro Investments Four Company (United Kingdom)- 99% of the voting control of Convent Station Euro Investments Four Company is held by Park Twenty Three Investments Company and 1% voting control is held by 334 Madison Euro Investments, Inc. as nominee for Park Twenty Three Investments Company.

      4. St. James Fleet Investments Two Limited (Cayman Islands)- 34% of the shares of St. James Fleet Investments Two Limited is held by Metropolitan Life Insurance Company.

      5. One Madison Investments (Cayco) Limited (Cayman Islands)- 89.9% of the voting control of One Madison Investments (Cayco) Limited is held by Metropolitan Life Insurance Company and 10.1% voting control is held by Convent Station Euro Investments Four Company.

      6. CRB Co, Inc. (MA)- AEW Real Estate Advisors, Inc. holds 49,000 preferred non-voting shares of CRB Co., Inc. and AEW Advisors, Inc. holds 1,000 preferred non-voting shares of CRB, Co., Inc.

      7.    GA Holding Corp. (MA)

      8.    CRH Co., Inc. (MA)

      9.    L/C Development Corporation (CA)

      10.   Benefit Services Corporation (GA)

      11.   Thorngate, LLC (DE)

      12.   Alternative Fuel I, LLC

      13.   Transmountain Land & Livestock Company (MT)

      14.   MetPark Funding, Inc. (DE)

      15.   HPZ Assets LLC (DE)

      16.   MetDent, Inc. (DE)

      17.   Missouri Reinsurance (Barbados), Inc. (Barbados)

      18.   Metropolitan Tower Realty Company, Inc. (DE)

      19. P.T. MetLife Sejahtera (Indonesia)-95.21% of P.T. MetLife Sejahtera is held by Metropolitan Life Insurance Company

      20.   MetLife (India) Private Ltd. (India)

      21.   Metropolitan Marine Way Investments Limited (Canada)

      22.   MetLife Private Equity Holdings, LLC (DE)

      23. Sino-US MetLife Insurance Company, Ltd (China)- 50% of Sino-US MetLife Insurance Company is held by Metropolitan Life Insurance Company

      24.   23rd Street Investments, Inc. (DE)

            a) Mezzanine Investment Limited Partnership-BDR (DE). Metropolitan Life Insurance Company holds a 99% limited partnership interest in Mezzanine Investment Limited Partnership-BDR and 23rd Street Investments, Inc. is a 1% general partner.

            b) Mezzanine Investment Limited Partnership-LG (DE). 23rd Street Investments, Inc. is a 1% general partner of Mezzanine Investment Limited Partnership-LG. Metropolitan Life Insurance Company holds a 99% limited partnership interest in Mezzanine Investment Limited Partnership-LG.

      25.   Metropolitan Realty Management, Inc. (DE)

      26.   Hyatt Legal Plans, Inc. (DE)

            a)    Hyatt Legal Plans of Florida, Inc. (FL)

      27.   MetLife Holdings, Inc. (DE)

            a)    MetLife Credit Corp. (DE)

            b)    MetLife Funding, Inc. (DE)

      28. SSRM Holdings, Inc. (DE)- Employees of State Street Research & Management Company owned a total of 59,616 restricted shares and options for an additional 197,897 restricted shares of common stock of SSRM Holdings, Inc.

            a)    State Street Research & Management Company (DE)

                  (1)   State Street Research Investment Services, Inc. (MA)

            b)    SSR Realty Advisors, Inc. (DE)

                  (1)   Metric Management, Inc. (DE)

                  (2)   Metric Assignor, Inc. (CA)

                  (3)   SSR AV, Inc. (DE)

                  (4)   Metric Property Management, Inc. (DE)

                  (5) Metric Realty (IL) - 50% is owned by SSR Realty Advisors, Inc. and 50% is owned by Metric Property Management, Inc.

      29.   Bond Trust Account A (MA)

      30.   Metropolitan Asset Management Corporation (DE)

            a) MetLife Capital Credit L.P. (DE)- 90% of MetLife Capital Credit L.P. is held directly by Metropolitan Life Insurance Company and 10% General Partnership interest of MetLife Capital Credit L.P. is held by Metropolitan Asset Management Corporation.

                  (1)   MetLife Capital CFLI Holdings, LLC (DE)

                        (a)   MetLife Capital CFLI Leasing, LLC (DE)

            b) MetLife Capital Limited Partnership (DE)- 73.78% Limited Partnership interest is held directly by Metropolitan Life Insurance Company and 9.58% Limited Partnership and 16.64% General Partnership interests are held by Metropolitan Asset Management Corporation.

            c) MetLife Investments Asia Limited (Hong Kong)- One share of MetLife Investments Asia Limited is held by W&C Services, Inc., a nominee of Metropolitan Asset Management Corporation.

            d) MetLife Investments Limited (United Kingdom)- 23rd Street Investments, Inc. holds one share of MetLife Investments Limited and MetLife Investments, S.A. and 1% of MetLife Latin America Asesorias e Inversiones Limitada.

            e) MetLife Investments, S.A. (Argentina)- 23rd Street Investments, Inc. holds one share of MetLife Investments Limited and MetLife Investments, S.A. and 1% of MetLife Latin America Asesorias e Inversiones Limitada.

            f) MetLife Latin America Asesorias e Inversiones Limitada (Chile)- 23rd Street Investments, Inc. holds one share of MetLife Investments Limited and MetLife Investments, S.A. and 1% of MetLife Latin America Asesorias e Inversiones Limitada.

      31.   New England Life Insurance Company (MA)

            a)    MetLife Advisers, LLC (MA)

            b)    New England Securities Corporation (MA)

                  (1)   Hereford Insurance Agency, Inc. (MA)

            c)    Omega Reinsurance Corporation (AZ)

      32.   GenAmerica Financial, LLC (MO)

            a)    GenAmerica Capital I (DE)

            b)    General American Life Insurance Company (MO)

                  (1)   Paragon Life Insurance Company (MO)

                  (2)   GenAmerica Management Corporation (MO)

                  (3)   Krisman, Inc. (MO)

                  (4)   White Oak Royalty Company (OK)

                  (5)   Reinsurance Group of America, Incorporated (MO)

                        (a)   Reinsurance Company of Missouri, Incorporated (MO)

                              (i)   RGA Reinsurance Company (MO)

                                    (A)   Fairfield Management Group, Inc. (MO)

                                          (aa)  Reinsurance Partners, Inc. (MO)

                                          (bb)  Great Rivers Reinsurance
                                                Management, Inc. (MO)

                                          (cc)  RGA (U.K.) Underwriting Agency
                                                Limited (United Kingdom)

                              (ii) Triad Re, Ltd. (Barbados)-67% of Triad Re, Ltd. is held by Reinsurance Group of America, Incorporated and 100% of the preferred stock of Triad Re, Ltd. is also held by Reinsurance Group of America Incorporated.

                              (iii) RGA Sigma Reinsurance SPC (Cayman Islands)

                              (iv)  RGA Capital Trust I (DE)

                              (v)   RGA Americas Reinsurance Company, Ltd.
                                    (Barbados)

                              (vi) RGA Reinsurance Company (Barbados) Ltd. (Barbados)

                                    (A)   RGA Financial Group, L.L.C. (DE)- 80%
                                          of RGA Financial Group, L.L.C. is held
                                          by RGA Reinsurance Company (Barbados)
                                          Ltd. and 20% of RGA Financial Group,
                                          LLC is held by RGA Reinsurance Company

                              (vii) RGA Life Reinsurance Company of Canada
                                    (Canada)

                              (viii)RGA International Corporation (Nova Scotia)

                                    (A)   RGA Financial Products Limited
                                          (Canada)

                              (ix)  RGA Holdings Limited (U.K.) (United Kingdom)

                                    (A)   RGA UK Services Limited (United
                                          Kingdom)

                                    (B)   RGA Capital Limited U.K. (United
                                          Kingdom)

                                    (C)   RGA Reinsurance (UK) Limited (United
                                          Kingdom)

                              (x) RGA South African Holdings (Pty) Ltd. (South Africa)

                                    (A)   RGA Reinsurance Company of South
                                          Africa Limited (South Africa)

                              (xi)  RGA Australian Holdings PTY Limited
                                    (Australia)

                                    (A)   RGA Reinsurance Company of Australia
                                          Limited (Australia)

                                    (B)   RGA Asia Pacific PTY, Limited
                                          (Australia)

                              (xii) General American Argentina Seguros de Vida,
                                    S.A. (Argentina)

                              (xiii)RGA Argentina S.A. (Argentina)

                              (xiv) Malaysia Life Reinsurance Group Berhad
                                    (Malaysia)- 30% interest of Malaysia Life
                                    Reinsurance Group Berhad is held by
                                    Reinsurance Group of America, Incorporated.

                              (xv)  RGA Technology Partners, Inc. (MO)

                              (xvi) RGA International Reinsurance Company
                                    (Ireland)

The voting securities (excluding directors' qualifying shares, if any) of each subsidiary shown on the organizational chart are 100% owned by their respective parent entity, unless otherwise indicated.

In addition to the entities shown on the organizational chart, MetLife, Inc. (or where indicated, a subsidiary) also owns interests in the following entities:

1) Metropolitan Structures is a general partnership in which Metropolitan Life Insurance Company owns a 50% interest.

2) Metropolitan Life Insurance Company owns varying interests in certain mutual funds distributed by its affiliates. These ownership interests are generally expected to decrease as shares of the funds are purchased by unaffiliated investors.

3) Metropolitan Life Insurance Company indirectly owns 100% of the non-voting preferred stock of Nathan and Lewis Associates Ohio, Incorporated, an insurance agency. 100% of the voting common stock of this company is held by an individual who has agreed to vote such shares at the direction of N.L. HOLDING CORP. (DEL), a direct wholly owned subsidiary of MetLife, Inc.

4) Mezzanine Investment Limited Partnerships ("MILPs"), Delaware limited partnerships, are investment vehicles through which investments in certain entities are held. A wholly owned subsidiary of Metropolitan Life Insurance Company serves as the general partner of the limited partnerships and Metropolitan Life Insurance Company directly owns a 99% limited partnership interest in each MILP. The MILPs have various ownership and/or debt interests in certain companies.

5) New England Life Insurance Company ("NELICO"), owns 100% of the voting stock of Omega Reinsurance Corporation. NELICO does not have a financial interest in this subsidiary.

6) 100% of the capital stock of Fairfield Insurance Agency of Texas, Inc. is owned by an officer. New England Life Insurance Company controls the issuance of additional stock and has certain rights to purchase such officer's shares.

7) The Metropolitan Money Market Pool and MetLife Intermediate Income Pool are pass-through investment pools, of which Metropolitan Life Insurance Company and/or its subsidiaries and/or affiliates are general partners.

NOTE: THE METLIFE, INC. ORGANIZATIONAL CHART DOES NOT INCLUDE REAL ESTATE JOINT VENTURES AND PARTNERSHIPS OF WHICH METLIFE, INC. AND/OR ITS SUBSIDIARIES IS AN INVESTMENT PARTNER. IN ADDITION, CERTAIN INACTIVE SUBSIDIARIES HAVE ALSO BEEN OMITTED.

ITEM 27.  NUMBER OF CONTRACTOWNERS.

                                                              NUMBER OF
                       TITLE OF CLASS                          HOLDERS
                       --------------                         ---------
Contract holders
  Qualified.................................................    N/A
  Non-Qualified.............................................    N/A

ITEM 28.  INDEMNIFICATION

    UNDERTAKING PURSUANT TO RULE 484(b)(1) UNDER THE SECURITIES ACT OF 1933

     MetLife, Inc. has secured a Financial Institutions Bond in the amount of $50,000,000, subject to a $5,000,000 deductible. MetLife, Inc. maintains a directors' and officers' liability policy with a limit of $300 million. The directors and officers of Metropolitan Life Insurance Company ("Metropolitan"), a subsidiary of MetLife, Inc., are also covered under the Financial Institutions Bond as well as under the directors' and officers' policy. A provision in Metropolitan's by-laws provides for the indemnification (under certain circumstances) of individuals serving as directors or officers of Metropolitan.

     Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Metropolitan pursuant to the foregoing provisions, or otherwise, Metropolitan has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Metropolitan of expenses incurred or paid by a director, officer or controlling person or Metropolitan in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Metropolitan will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 29.  PRINCIPAL UNDERWRITERS.

     (a) The principal underwriter of the registrant is Metropolitan Life Insurance Company. Metropolitan Life Insurance Company acts in the following capacities with respect to the following investment companies:

       Metropolitan Tower Life Separate Account One (principal underwriter) Metropolitan Tower Life Separate Account Two (principal underwriter) Metropolitan Life Separate Account UL (principal underwriter) Metropolitan Series Fund, Inc. (principal underwriter and sub-investment adviser)
       The New England Variable Account (depositor)
       New England Variable Annuity Fund I (depositor)

     (b) See response to Item 25 above.

     (c)

                     (1)                                            (2)
        NAME OF PRINCIPAL UNDERWRITER            NET UNDERWRITING DISCOUNTS AND COMMISSIONS
---------------------------------------------- ----------------------------------------------
     Metropolitan Life Insurance Company                            N/A
                     (3)                                            (4)
 COMPENSATION ON REDEMPTION OR ANNUITIZATION               BROKERAGE COMMISSIONS
---------------------------------------------- ----------------------------------------------
                     N/A                                            N/A
                     (5)
                 COMPENSATION
----------------------------------------------
                     N/A

ITEM 30.  LOCATION OF ACCOUNT AND RECORDS.

Metropolitan Life Insurance Company
200 Park Avenue
New York, N.Y. 10166

ITEM 31.  MANAGEMENT SERVICES.

     Not Applicable

ITEM 32.  UNDERTAKINGS.

     (a) The undersigned registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the financial statements in this registration statement are not more than 16 months old for as long as payments under these variable annuity contracts may be accepted.

     (b) The undersigned registrant hereby undertakes to include a post card or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information.

     (c) The undersigned registrant hereby undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this form promptly upon written or oral request.

     (d) The undersigned registrant represents that it is relying on the exemptions from certain provisions of Sections 22(e) and 27 of the Investment Company Act of 1940 provided by Rule 6c-7 under the Act. The registrant further represents that the provisions of paragraph (a)-(d) of Rule 6c-7 have been complied with.

     (e) The undersigned registrant represents that for its TSA Deferred Annuities, it is relying on the "no-action" position of the Commission staff as contained in its November 7, 1988 letter to the American Council of Life Insurance and has complied with the provisions of numbered paragraphs (1)-(4) of such letter.

     (f) Metropolitan Life Insurance Company represents that the fees and charges deducted under the annuities described in this Registration Statement, in the aggregate, are reasonable in relation to the services rendered, the expenses to be incurred, and the risks assumed by Metropolitan Life Insurance Company under the annuities.

                                   SIGNATURES

     AS REQUIRED BY THE SECURITIES ACT OF 1933 AND THE INVESTMENT COMPANY ACT OF 1940, THE REGISTRANT HAS CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF, IN THE CITY OF NEW YORK, AND STATE OF NEW YORK ON THIS 16TH DAY OF FEBRUARY, 2005.
                                         METROPOLITAN LIFE SEPARATE ACCOUNT E
                                                     (Registrant)

                                          METROPOLITAN LIFE INSURANCE COMPANY
                                                      (Depositor)

                                       by:      /s/ JAMES L. LIPSCOMB
                                         ---------------------------------------
                                                   (James L. Lipscomb)
                                                Executive Vice President
                                                   and General Counsel

                                          METROPOLITAN LIFE INSURANCE COMPANY
                                                      (Depositor)

                                       by:      /s/ JAMES L. LIPSCOMB
                                         ---------------------------------------
                                                   (James L. Lipscomb)
                                                Executive Vice President
                                                   and General Counsel

                                   SIGNATURES

     AS REQUIRED BY THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

                      SIGNATURE                                            TITLE                             DATE
                      ---------                                            -----                             ----

                          *                              Chairman, Chief Executive Officer and
-----------------------------------------------------    Director
                 Robert H. Benmosche

                                                         President and Chief Operating Officer
-----------------------------------------------------
                 C. Robert Henrikson

                          *                              Executive Vice President and Chief
-----------------------------------------------------    Investment Officer
                Leland C. Launer, Jr.

                          *                              Senior Vice President and Chief Accounting
-----------------------------------------------------    Officer (Principal Financial Officer)
              Joseph J. Prochaska, Jr.

                          *                              Executive Vice President and Chief
-----------------------------------------------------    Financial Officer
                 William J. Wheeler

                          *                              Senior Vice President and General Auditor
-----------------------------------------------------
                  Timothy L. Journy

                          *                              Director
-----------------------------------------------------
                 Curtis H. Barnette

                          *                              Director
-----------------------------------------------------
                 Burton A. Dole, Jr.

                                                         Director
-----------------------------------------------------
                   Cheryl W. Grise

                          *                              Director
-----------------------------------------------------
                  James R. Houghton

                          *                              Director
-----------------------------------------------------
                   Harry P. Kamen

                          *                              Director
-----------------------------------------------------
                  Helene L. Kaplan

                          *                              Director
-----------------------------------------------------
                    John M. Keane

                          *                              Director
-----------------------------------------------------
                   James M. Kilts

                          *                              Director
-----------------------------------------------------
                 Charles M. Leighton

                          *                              Director
-----------------------------------------------------
                  Sylvia M. Mathews

                          *                              Director
-----------------------------------------------------
                    Hugh B. Price

                          *                              Director
-----------------------------------------------------
               William C. Steere, Jr.

                          *                              Director
-----------------------------------------------------
                Kenton J. Sicchitano

             *By: /s/ MYRA L. SAUL, ESQ.                                                               February 16, 2005
  ------------------------------------------------
                 Myra L. Saul, Esq.
                  Attorney-in-Fact

ILLUSTRATIONS FOR METLIFE PERSONAL PENSION BUILDER SELECT(SM)
  DEFERRED ANNUITY CONTRACTS



1.   Snoopy as MetLife Presentative with briefcase        First page and cover
     straightening bow tie

2.   Charlie Brown on step ladder looking at fold       3 Table of Contents
     out map

3.   Snoopy in suit with pointer                        4 Important Terms You
                                                          Should Know

4.   Snoopy as MetLife Representative listening to     21 MetLife
     crowd of Woodstocks

5.   Snoopy and Woodstock balanced on seesaw           22 Variable Annuities

6.   Snoopy reading menu at restaurant table           25 Your Investment
                                                          Choices

7.   Snoopy floating in innertube with sunglasses      27 Income Annuities
     and drink

8.   Snoopy lounging on beach chair with sunglasses    28 Income Payment Types
     and drink

10.  Woodstock writing out a check                     42 The Value of Your
                                                          Income Payments

9.   Woodstock moving money bag from one pile of       38 Reallocation Privilege
     money bags to another

11.  Lucy with magnifying glass studying a piece       44 Free Look
     of paper

12.  Charlie Brown listening on telephone              47 By Telephone

13.  "Colonial" Snoopy as town cryer                   48 Advertising
                                                          Performance

14.  Snoopy as MetLife Representative shaking          52 Who Sells the Income
     paw/wing with Woodstock                              Annuities

15.  Piggybank with "Do not open until age 59 1/2"     54 Income Taxes
     printed on side

16.  Snoopy as "Uncle Sam" presenting a tax bill       54 Withdrawals Before Age
                                                          59 1/2

17.  Woodstock flying with check                       56 Income Payments

18.  Franklin, Snoopy, Charlie Brown, Lucy,            61 Table of Contents for
     Pigpen, Linus and Peppermint Patty                   the Statement of
                                                          Additional Information

19.  Lucy in her advice box with "TAXES-The            62 Appendix-Premium Tax
     Expert...is in" printed on it advising               Table
     Peppermint Patty and Sally